As Filed with the U.S. Securities and Exchange Commission on August 25, 2023

File No. 333-265783

File No. 811-23764

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

POST-EFFECTIVE AMENDMENT NO. 2

REGISTRATION STATEMENT UNDER THE
INVESTMENT COMPANY ACT OF 1940
AMENDMENT NO. 5

AOG INSTITUTIONAL FUND

(Exact Name of Registrant as Specified in Charter)

11911 Freedom Drive, Suite 730

Reston, Virginia 20190

(Address of Principal Executive Offices, Zip Code)

1-703-757-8020

(Registrant’s Telephone Number, including Area Code)

Frederick Baerenz

AOG Wealth Management

11911 Freedom Drive, Suite 730

Reston, Virginia 20190

(Name and Address of Agent for Service)

Copy to:

Martin H. Dozier Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, GA 30309 Tel: (404) 881-7000 Fax: (404) 881-7777	David Baum Alston & Bird LLP The Atlantic Building 950 F Street NW Washington, D.C. 20004 Tel: (202) 239-3300 Fax: (202) 239-3333

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box ☐

If any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (the “Securities Act”), other than securities offered in connection with dividend or interest reinvestment plans, check the following box ☒

If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box ☐

If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box ☐

It is proposed that this filing will become effective (check appropriate box):

☐ when declared effective pursuant to section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☐ immediately upon filing pursuant to paragraph (b)

☒ on August 25, 2023 pursuant to paragraph (b)

☐ 60 days after filing pursuant to paragraph (a)

☐ on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐ This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐ This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:__.

☐ This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:__.

☐ This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:__.

Check each box that appropriately characterizes the Registrant:

☒ Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).

☐ Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act.

☒ Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐ A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐ Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐ Emerging Growth Company (as defined by Rule 12b-2 under the Securities and Exchange Act of 1934).

☐ If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☐ New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

PROSPECTUS

AOG Institutional Fund

August 25, 2023

Shares of Beneficial Interest

The AOG Institutional Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company.

The Fund intends to operate as an interval fund, a type of fund that, in order to provide liquidity to Shareholders, has adopted a fundamental policy to make one repurchase offer of not less than 5% nor more than 25% of outstanding Shares at the net asset value (“NAV”) of Shares in the third calendar quarter of each year. In addition to this minimum repurchase offer, the Fund may, in the sole discretion of the Fund’s Board of Trustees (the “Board”), make additional written tender offers of its outstanding Shares pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) at such times and in such amounts as the Board may determine. See “Repurchase Offers.” The investment objective of the Fund is non-fundamental and, therefore, may be changed without the approval of the shareholders of the Fund (together “Shareholders”).

No less than twenty-one (21) days and no more than forty-two (42) days before each repurchase request deadline, Shareholders will be notified in writing about each repurchase offer. The timing between the notification to Shareholders and the repurchase request deadline is generally thirty (30) days, but may vary from no more than forty-two (42) days to no less than twenty-one (21) days. Shares will be repurchased at their NAV per share determined as of the close of business typically as of the repurchase request deadline, but no later than the 14th day after the repurchase request deadline (each, a “Repurchase Pricing Date”). Payment pursuant to the repurchase will be made no more than seven (7) days after the Repurchase Pricing Date. The anticipated timing of the initial repurchase request will be in the third calendar quarter of 2023.

Investment in the Fund may be made only by prospective investors that are “accredited investors” within the meaning of Regulation D promulgated under the Securities Act. Fund Shares are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured financial institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, and there shall not be any sale of Shares, in any jurisdiction in which such offer, solicitation or sale is not authorized or to any person to whom it is unlawful to make such offer, solicitation, or sale. No person has been authorized to make any representations concerning the Fund that are inconsistent with those contained in this Prospectus. Prospective investors should not rely on any information not contained in this Prospectus. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date shown above.

This Prospectus is intended solely for the use of the person to whom it has been delivered for the purpose of evaluating a possible investment by the recipient in the shares of the Fund described herein and is not to be reproduced or distributed to any other persons (other than professional advisers of the prospective investor receiving this document). Notwithstanding the foregoing, but subject to restrictions reasonably necessary to comply with federal or state securities laws, an investor may disclose to any and all persons, without limitation, the tax treatment and tax structure of the Fund and the offering of the shares and all materials of any kind that are provided to the investor relating to such tax treatment and structure.

Prospective investors should not construe the contents of this Prospectus as legal, tax, or financial advice. Each prospective investor should consult his or her own professional advisers as to the legal, tax, financial, or other matters relevant to the suitability of an investment in the Fund for such investor.

●	Shares are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption therefrom and subject to the restrictions described herein.

●	Shareholders should generally not expect to be able to sell your Shares to the Fund (other than through the limited repurchase process) regardless of how the Fund performs.

●	Although the Fund is required to implement a Share repurchase program as an interval fund, only a limited number of Shares will be eligible for mandatory repurchase by the Fund.

●	Although the Fund will offer to repurchase not less than 5% and no more than 25% of outstanding Shares at the NAV of Shares in the third calendar quarter of each year in accordance with the Fund’s repurchase policy, the Fund will not be required to repurchase Shares at a Shareholder’s option nor will Shares be exchangeable for units, interests, or shares of any security.

●	Although the Fund may offer to repurchase up to 25% of outstanding Shares, the Fund is not required to do so, and Shareholders should not expect the Board to authorize repurchase offers by the Fund in excess of 5% of the outstanding Shares.

●	Shares will not be listed on a public exchange, and it may take time for a secondary market to develop, if at all. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specific timeframe.

●	The amount of distributions that the Fund may pay, if any, is uncertain.

●	Entities in which the Fund may invest, such as REITs and certain partnerships, may not provide complete and final tax information to the Fund until after the Fund issues the IRS Form 1099-DIV to Shareholders. See “U.S. Federal Income Tax Matters.”

This Prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information (“SAI”) dated August 25, 2023, has been filed with the Securities and Exchange Commission (“SEC”). You may request a free copy of the SAI and Fund’s annual and semi-annual reports when available, and other information about the Fund or make shareholder inquiries by calling 877-600-3573. The SAI, and other information about the Fund, is also available on the SEC’s website (www.sec.gov). The address of the SEC’s website is provided solely for the information of the prospective investors and is not intended to be an active link.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the SAI contain “forward-looking statements.” Forward-looking statements can be identified by the words “may,” “will,” “intend,” “expect,” “estimate,” “continue,” “plan,” “anticipate,” and similar terms and the negative of such terms. By their nature, all forward-looking statements involve risks and uncertainties, and actual results could differ materially from those contemplated by the forward-looking statements. Several factors that could materially affect the Fund’s actual results are the performance of the portfolio of securities the Fund holds, the conditions in the United States and international financial and other markets, the price at which the Shares will trade, and other factors discussed in the Fund’s periodic filings with the SEC.

Actual results could differ materially from those projected or assumed in the forward-looking statements. The Fund’s future financial condition and results of operations, as well as any forward-looking statements, are subject to change and are subject to inherent risks and uncertainties, such as those disclosed in the “Types of Investments and Related Risks” section of this Prospectus. All forward-looking statements contained or incorporated by reference in this Prospectus and any Prospectus Supplement are made as of the date set forth on the applicable cover page. Except for the Fund’s ongoing obligations under the federal securities laws, the Fund does not intend, and it undertakes no obligation, to update any forward-looking statement.

Currently known risk factors that could cause actual results to differ materially from the Fund’s expectations include, but are not limited to, the factors described in the “Types of Investments and Related Risks” section of this Prospectus. You are urged to review carefully that section for a more complete discussion of the risks of an investment in the Shares.

TABLE OF CONTENTS

SUMMARY OF TERMS	1
THE FUND	24
STRUCTURE	24
SUMMARY OF FEES AND EXPENSES	25
FINANCIAL HIGHLIGHTS	26
USE OF PROCEEDS	27
INVESTMENT PROGRAM	28
TYPES OF INVESTMENTS AND RELATED RISKS	39
MANAGEMENT OF THE FUND	58
FEES AND EXPENSES	60
CALCULATION OF NET ASSET VALUE	62
CONFLICTS OF INTEREST	65
PURCHASE OF SHARES	68
REPURCHASE OF SHARES	70
PLAN OF DISTRIBUTION	74
DISTRIBUTION POLICY	75
DESCRIPTION OF CAPITAL STRUCTURE AND SHARES	77
PROVISIONS IN THE GOVERNING DOCUMENTS REGARDING SHAREHOLDER DERIVATIVE CLAIMS	78
U.S. FEDERAL INCOME TAX MATTERS	79
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

i

SUMMARY OF TERMS

The following summary does not purport to be complete and is qualified in its entirety by reference to the more detailed information included elsewhere in this Prospectus and the Statement of Additional Information (“SAI”).

The Fund

The AOG Institutional Fund (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as a non-diversified, closed-end management investment company.

The Fund is an appropriate investment only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

The Fund currently offers one class of shares (the “Shares”). The Fund intends to apply to the Securities and Exchange Commission (the “SEC”) for exemptive relief from certain provisions of the 1940 Act and rules thereunder that would allow the Fund to offer additional classes of shares. The Fund may offer additional classes of shares in the future if such exemptive relief is granted.

Repurchase Offers

The Fund has adopted a policy to provide a limited degree of liquidity to Shareholders by conducting one repurchase offer in the third calendar quarter of each year at the net asset value (“NAV”) per Share, of not less than 5% nor more than 25% of the Fund’s outstanding Shares, on the repurchase request deadline. In the repurchase offer, the Fund will offer to repurchase Shares at their NAV as determined by the Board (the “Repurchase Pricing Date”). Each repurchase offer will be for not less than 5% nor more than 25% of the Fund’s Shares outstanding, but if the amount of Shares tendered for repurchase exceeds the amount the Fund intended to repurchase, the Fund will generally repurchase less than the full number of Shares tendered. In such event, Shareholders will have their Shares repurchased on a pro rata basis, and tendering Shareholders will not have all of their tendered Shares repurchased by the Fund. Shareholders tendering shares for repurchase will be asked to give written notice of their intent to do so by the date specified in the notice describing the terms of the applicable repurchase offer. See “Repurchase of Shares.” While not offered by the Fund, Shareholders may also have the opportunity for liquidity through participation in the Nasdaq Fund Secondaries Auction Process. See “—Nasdaq Fund Secondaries Auction Process.”

In addition to this minimum repurchase offer, the Fund may, in the sole discretion of the Fund’s Board, make additional written tender offers of its outstanding Shares pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) at such times and in such amounts as the Board may determine, with such repurchases typically to occur on March 15, June 15, and December 15 of each year.

Nasdaq Fund Secondaries Auction Process

As discussed above, upon obtaining requisite Board approval, which it expects to seek 24-36 months after it commenced operations, the Fund may make its Shares available for secondary transfers on a periodic basis through an auction conducted via Nasdaq Fund Secondaries, LLC and its registered broker dealer and alternative trading system subsidiary, NFSTX, LLC (collectively, “Nasdaq Fund Secondaries”). The Fund will determine the time at which it will seek Board approval to commence the Nasdaq Fund Secondaries auction process based on the number of outstanding Shares and Shareholders, concentration of Shares among Shareholders, consultation with distribution partners, consultation with Nasdaq Fund Secondaries about the expected participation and demand in the auctions, projections from Nasdaq Fund Secondaries on the estimated auction price relative to the then-current net asset value, and data from Nasdaq Fund Secondaries about historical auctions of similarly situated funds, subject to the oversight and approval of the Board.

No fees or commissions will be charged to Shareholders to participate in the monthly auctions to offer their Shares. The Fund is responsible for payment of periodic fees to Nasdaq Fund Secondaries for participation in its monthly auction. As a result, while Shareholders will not directly pay such fees, the fees will be paid by funds from the Fund’s assets and the Shareholders will indirectly bear such expenses. The auction would seek to arrive at a single clearing price (that may be lower than the Fund’s last calculated NAV), which would determine whether and to what extent Shares may be sold. These auctions would occur on a monthly basis, subject to the Board’s approval. Auctions for Shares of the Fund will only be made available through Nasdaq Fund Secondaries and may be subject to restricted periods, including but not limited to limiting secondary transfers to certain eligible time periods or as otherwise required in order to comply with federal securities laws, rules, and regulations.

Purchase and Repurchase of Shares	Prospective investors will be able to purchase Shares daily directly from the Fund at their NAV calculated daily.

Fund Shareholders may attempt to sell their Shares through the following liquidity mechanisms:

	●	The Fund has adopted a fundamental policy to make one repurchase offer of not less than 5% and no more than 25% of outstanding Shares at the net asset value (“NAV”) of Shares in the third calendar quarter of each year.

	●	The Adviser currently expects that, generally, it will recommend to the Board that each repurchase offer should apply to no more than 5% of the net assets of the Fund, although the Adviser may recommend that a greater amount be repurchased at its discretion.

	●	In addition to this minimum repurchase offer, the Fund may, in the sole discretion of the Fund’s Board, make additional written tender offers of its outstanding Shares pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) at such times and in such amounts as the Board may determine, with such repurchases typically to occur on March 15, June 15, and December 15 of each year.

	●	Upon obtaining requisite Board approval, which the Fund expects to seek 24-36 months after it commenced operations, Shareholders may be permitted to sell their Shares by participating in the monthly Nasdaq Fund Secondaries auction process through a market participant eligible to submit orders to Nasdaq Fund Secondaries.

Investment Minimums

The minimum initial investment in the Fund is $25,000, and the minimum additional investment in the Fund is $5,000. The Adviser may reduce the minimum initial and additional investment amounts in its sole discretion. Shareholders will fund their entire investment concurrent with their subscription and avoid the complexity of capital calls and distributions.

Board of Trustees	The Board is responsible for the overall management of the Fund.

Investment Adviser

Alpha Omega Group, Inc. dba AOG Wealth Management (the “Adviser”) serves as investment adviser of the Fund. The Adviser is located at 11911 Freedom Drive, Suite 730, Reston, VA 20190. As of March 31, 2023, the Adviser managed approximately $330 million in assets for individuals (including high net worth individuals), pension and profit sharing plans, charitable organizations, and corporations and other businesses.

Investment Objective	The Fund’s investment objective is to seek to provide total return.

Investment Strategy	The Adviser will seek to achieve the Fund’s investment objective by taking a strategic investment approach similar to the “Endowment Model” utilized by many pensions, endowments and family offices. The Endowment Model was pioneered by David Swenson, Yale University’s chief investment officer, and has the following as its primary investment characteristics:

	●	Broad diversification across all asset classes;

	●	Low allocations to assets with low expected returns; and

	●	High allocations to illiquid assets such as private equity, private credit, real estate, and venture capital.

Yale University’s endowment style of investing utilizes not just the investment allocation decisions noted, but numerous strategic partnerships and access to top investment managers. Successful university endowments using the Endowment Model style of investing have allocated larger amounts to private equity, private credit, real assets, and venture capital and less to publicly traded stocks and bonds. The Adviser will look to the Endowment Model as a guide in making investment allocation decisions, rather than mimicking its investments or attempting to replicate its access to strategic partnerships or top investment managers. While the Fund’s particular strategic partnerships and relationships with investment managers may differ in terms of amount of relationships and access level from those of university endowments, the Fund nonetheless maintains strong partnerships and has broad access to investment managers that it believes will allow it to employ a comparable approach to that of the Endowment Model. Additionally, Shareholders will typically have higher liquidity needs than investors in university endowments, and as a result Shareholders should not expect the Fund’s liquidity profile to match those of a university endowment.

The Adviser will invest primarily in private and other generally less liquid alternative and non-traditional investments with limited availability, supplemented by a liquid investment allocation (collectively, “Portfolio Investments”). These non-traditional investments may target either attractive income production and/or attractive risk adjusted total returns to aggregate to produce a core alternatives solution. The liquid investment allocation will generally consist of publicly traded securities, highly liquid funds, and investments designed for the production of current income.

In general, the Fund’s Portfolio Investments are expected to include the following types of investments, both liquid and illiquid: (i) alternative investment funds, including privately offered pooled investment vehicles (“Private Investment Funds”) and publicly offered funds (“Public Investment Funds”), such as interval funds, tender offer funds and business development companies, as well as private equity funds that invest in private debt and credit assets substantially similar to those made by interval funds, tender offer funds, and business development companies that are offered in public offerings or private placements to investors that meet certain suitability standards (collectively, “Investment Funds”), (ii) direct investments in U.S. and non-U.S. equity and fixed income assets which may be substantially similar to those made by Investment Funds, including, but not limited to, notes, bonds, and asset-backed securities, which may be made in co-investment transactions with such Investment Funds; (iii) real estate investment trusts (“REITs”) and other real estate investments; (iv) energy and natural resource investments, including, but not limited to master limited partnerships (“MLPs”), oil and gas funds and other energy and natural resource funds, (v) commodity investments, including, but not limited to, commodity pools and precious metals; (vi) absolute return investments, including but not limited, to managed futures funds, hedge funds and other absolute return investment vehicles; and (vii) U.S. and non-U.S. equity investments, without limitation on an issuer’s capitalization size or specific markets or sectors.

As a registered investment company, the Fund is subject to certain regulatory restrictions in making co-investments with certain entities affiliated with the Adviser in transactions originated by it or its affiliates unless the Fund obtains an exemptive order from the SEC or co-invests alongside the Adviser or its affiliates in accordance with existing regulatory guidance and the allocation policies of the Adviser and its affiliates, as applicable. However, the Fund is permitted to, and may, co-invest alongside the Adviser or its affiliates in transactions where price is the only negotiated point.

In general, the Adviser will seek to allocate the Fund’s assets to benefit from the performance of various sectors, investment styles and industries. In selecting securities for investment, the Adviser will assess the likely risks and returns of the different alternative investment opportunities and evaluate the potential correlation among the investments under consideration. The Adviser will generally seek to invest in securities whose expected risk-adjusted returns are determined to be attractive and are likely to have low correlations among each other. The Fund may also enter into short sales on equity securities that the Adviser believes will underperform the market. Short sales may be done for investment or hedging purposes.

Asset Classes and Instruments. The Fund may gain exposure to the following asset classes through investments in the instruments listed below, subject where noted to certain percentage limits:

1.	Public and Private Investment Funds:

	a)	Privately offered pooled investment vehicles and publicly offered funds, such as interval funds, tender offer funds and business development companies, and

	b)	Private equity funds that invest in private debt and credit assets substantially similar to those made by interval funds, tender offer funds, and business development companies that are offered in public offerings or private placements to investors that meet certain suitability standards.

2.	Direct Investments:

	a)	Direct investments in U.S. and non U.S. equity and fixed income assets which may be substantially similar to those made by Investment Funds, including, but not limited to, notes, bonds, and asset-backed securities, made in co-investment transactions with such Investment Funds.

3.	Real Estate:

	a)	Publicly-traded and non-traded REITs,

	b)	Real estate funds, including real estate partnerships, and

	c)	Direct holdings of real property acquired through entities owned or controlled directly or indirectly by the Fund, including one or more entities that qualify as a REIT for federal income tax purposes such as the REIT Subsidiary.

	d)	Collateralized debt investments, commercial mortgage-backed securities, and collateralized debt obligations.

4.	Energy and Natural Resources:

	a)	MLPs,

	b)	Oil and gas funds, and

	c)	Other energy and natural resource funds.

5.	Commodities:

	a)	Commodity pools,

	b)	Commodity futures,

	c)	Commodity-linked structured notes,

	d)	Swap contracts, and

	e)	Precious metal holdings.

6.	Absolute Return Investments: Subject to percentage limits on Private Investment Funds:

	a)	Hedge funds,

	b)	Managed futures funds, and

	c)	Other absolute return investment vehicles, including registered investment companies pursuing absolute return strategies.

7.	Equities:

	a)	U.S. publicly traded equity securities,

	b)	Foreign developed market publicly traded equity securities, and

	c)	Emerging market publicly traded equity securities.

Limitations Involving Asset Classes, Industries and Investment Funds

Foreign Investments:

●	No more than 75% of the Fund’s total assets (inclusive of developed and emerging markets).

●	Emerging Markets – The Fund may not invest more than 50% of its total assets in investments in emerging markets.

Derivatives:

●	Derivative instruments in which the Fund may invest include, but are not limited to, options, futures contracts, forward futures contracts and options on futures contracts.

●	The Fund may invest in derivatives for various portfolio management purposes, including, but not limited to, reducing transaction costs, increasing overall liquidity of the Fund, gaining exposure to certain asset classes and to mitigate risks.

Investment Funds: The Fund may invest in eligible asset classes and securities through exchange-traded funds (“ETFs”), closed-end funds, open-end funds (mutual funds), managed futures funds, commodity pools and other publicly and privately offered pooled investment vehicles including Private Investment Funds.

●	Generally, Investment Funds that invest predominantly in a particular asset class are considered an investment in that asset class for the purposes of the Fund’s allocation limits.

Wholly-Owned Subsidiaries: REIT Subsidiary

●	Direct real estate holdings are generally held through entities wholly-owned or controlled, directly or indirectly, by the Fund that qualify as a REIT for federal income tax purposes (a “REIT Subsidiary”).

●	The Fund may invest up to 25% of its total assets in a REIT Subsidiary subject to the overall limitation on real estate and the overall limitation on wholly-owned Subsidiaries.

Corporate Subsidiary (Domestic Private Equity/Oil & Gas)

●	Certain domestic private equity and domestic oil and gas investments may be held through one or more U.S. entities that are taxable as corporations under Subchapter C of the Code that are wholly-owned, directly or indirectly, by the Fund (a “Corporate Subsidiary”).

●	The Fund may invest up to 25% of its assets in a Corporate Subsidiary that invests in domestic oil and gas investments subject to the limitations on commodity investments and energy and natural resources investments.

●	The Fund may invest up to 25% of its assets in a Corporate Subsidiary that invests in domestic private equity.

●

Because a Corporate Subsidiary through which the Fund invests in private equity or private oil and gas investments is treated as a regular taxable corporation for U.S. federal income tax purposes, the Corporate Subsidiary will incur tax expenses. The return on investments held in a Corporate Subsidiary will be reduced by the taxes paid.

Any REIT Subsidiary or Corporate Subsidiary (collectively, “Wholly-Owned Subsidiaries”) or a subsidiary that the Fund primarily controls and that primarily engages in investment activities in securities or other assets (a “primarily controlled entity”) will comply with the provisions of the 1940 Act regarding investment policies. Any investment adviser to a Wholly-Owned Subsidiary or a primarily controlled entity will comply with the provisions of the 1940 Act relating to investment advisory agreements as if it were an investment adviser to the Fund. Each Wholly-Owned Subsidiary or a primarily controlled entity will comply with the provisions of the 1940 Act relating to affiliated transactions and custody of assets.

These allocation limits generally apply at the time of investment. Although the Adviser will seek to stay within these limits under normal circumstances, due to the illiquid nature of some of the Fund’s investments, the Adviser may not be able to do so in the event of market movements. In applying these allocation limits, the Adviser also will take into account the requirement for qualifying to be taxed as a RIC under the Internal Revenue Code of 1986, as amended (the “Code”).

The Adviser may utilize fundamental, technical and other related methodologies to determine the intrinsic value of an investment. The Adviser may strategically rebalance the Fund’s investments according to current market conditions but will manage the Fund’s assets consistent with the Fund’s primary focus on long-term capital appreciation and income generation. The Adviser will manage investments using a long-term time horizon and across typical market cycles (which are estimated to last five to seven years). Generally, the Fund will sell a security if, in the judgment of the portfolio manager, the security’s total return potential has been met, the relevant issuer’s fundamentals have or may soon deteriorate, or a more attractive investment opportunity is identified.

Borrowing

The 1940 Act requires a registered investment company, including the Fund, to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time indebtedness is incurred (the “Asset Coverage Requirement”). This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets, including the indebtedness. The Fund is authorized to borrow money in connection with its investment activities, subject to the limits of the Asset Coverage Requirement. The Fund may borrow money for investment purposes and to otherwise provide the Fund with liquidity. Specifically, the Fund is authorized to borrow money through a secured revolving line of credit agreement (the “Credit Agreement”).

The Private Investment Funds may utilize leverage in their investment activities. However, the Private Investment Funds’ borrowings are not subject to the Asset Coverage Requirement. Therefore, the Fund may be exposed to the risk of highly leveraged investment programs through investments in the Private Investment Funds. See “Types of Investments and Related Risk Factors- Financial Leverage.”

Management Fee

In consideration of the services provided by the Adviser to the Fund, the Fund pays the Adviser a fee (the “Management Fee”), accrued daily and payable monthly, at the annual rate of 1.49% of the Fund’s average daily Managed Assets. “Managed Assets” means the total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes), calculated before giving effect to any repurchase of shares on such date.

Other Fees and Expenses

The Fund, and, therefore, Shareholders, bears all expenses incurred in the business of the Fund, including any charges, allocations and fees to which the Fund is subject as an investor in the Investment Funds. The Fund bears certain ongoing offering costs associated with the Fund’s continuous offering of Shares. The Private Investment Funds in which the Fund intends to invest generally charge a management fee of 1.00% to 2.00%, and approximately 15% to 20% of net profits as a carried interest allocation, subject to a preferred return and a clawback. See “Summary of Fund Expenses.”

Risks

Investment in the Fund is speculative and involves substantial risks, including the risk of loss of a Shareholder’s entire investment. No guarantee or representation is made that the Fund will achieve its investment objective, and investment results may vary substantially from year to year. Additional risks of investing in the Fund are set forth below.

The Fund has been organized as a continuously offered, closed-end management investment company. Closed-end funds differ from open-end funds (commonly known as mutual funds) in that investors in closed-end funds do not have the right to redeem their shares on a daily basis. Unlike closed-end funds that list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future, other than the Nasdaq Fund Secondaries auction process, if the Fund chooses to make its shares available on the Nasdaq Fund Secondaries platform.. Therefore, an investment in the Fund, unlike an investment in a typical closed-end fund, is not a liquid investment. To provide some liquidity to Shareholders, the Fund has been structured as an “interval fund” and will conduct annual repurchase offers for a limited amount of the Fund’s Shares (not less than 5% and no more than 25%).

The Fund believes that an unlisted closed-end structure is most appropriate for the long-term nature of the Fund’s strategy. The Fund’s ability to hold positions through all manner of market environments is crucial. Features that interfere with this ability (such as daily redemptions permitted by open-end funds) could impair the Fund’s ability to execute its investment strategy. Accordingly, an unlisted closed-end structure helps the Fund achieve its investment objective.

Certain risk factors below discuss the risks of investing in Investment Funds.

Equity Securities Risk. When the Fund invests in equity securities, the Fund’s investments in those securities are subject to price fluctuations based on a number of reasons of issuer-specific and broader economic or international considerations. They may also decline due to factors which affect a particular industry or industries. In addition, equity securities prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase. The prices of common equity securities are also sensitive to the market risks described above. Common equity securities in which the Fund may invest are structurally subordinated to other instruments in a company’s capital structure in terms of priority to corporate income and are therefore inherently riskier than preferred stock or debt instruments of such issuers. In addition, dividends on common equity securities which the Fund may hold are not fixed and there is no guarantee that the issuers of the common equity securities in which the Fund invests will declare dividends in the future or that, if declared, they will remain at current levels or increase over time.

Real Estate Securities Risks. The Fund may invest in publicly-traded and non-traded REITs or Investment Funds that hold real estate as well as invest in real estate directly through entities owned or controlled directly or indirectly by the Fund, including one or more entities that qualify as a REIT for federal income tax purposes such as a REIT Subsidiary. As a result, its portfolio may be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. The value of companies investing in real estate is affected by, among other things: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing; and (ix) changes in interest rates and leverage.

REIT Risk. REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities in which the Fund invests with the expectation that they will be taxed as a REIT will qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity.

Commodities Risk. Exposure to the commodities markets may subject the Fund to greater volatility than investments in more traditional securities. The value of commodity-linked investments may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs and international economic, political and regulatory developments. The prices of energy, industrial metals, precious metals, and agriculture and livestock sector commodities may fluctuate widely due to factors such as changes in value, supply and demand and governmental regulatory policies. The commodity-linked investments into which the Fund or the Investment Funds enter may involve counterparties in the financial services sector, and events affecting the financial services sector may cause the Fund’s share value to fluctuate. The Fund intends to qualify as a RIC under Subchapter M of the Code, which requires compliance with certain requirements concerning the sources of its income and diversification of its assets. The Fund’s investments in commodities can cause challenges for the Fund to comply with these requirements because such investments are generally not qualifying assets and may not produce qualifying income.

Derivatives Risk. The Fund or certain Investment Funds may invest in different types of derivative instruments, (which may be used for hedging, speculation, or as substitutes for traditional securities) including, but not limited to, futures, forwards and options contracts. The use of such derivatives may indirectly expose the Fund to additional risks that it would not be subject to if it invested directly in the securities and commodities underlying those derivatives. Derivative risks include: (i) imperfect correlation between the changes in market value of derivatives and the securities or indices on which they are based; (ii) illiquidity under certain market conditions; (iii) trading restrictions or limitations imposed by an exchange, or government regulations that may restrict trading; and (iv) leverage, which will magnify losses. The use of derivatives by the Fund or the Investment Funds could subject the Fund to regulation by the Commodity Futures Trading Commission (the “CFTC”) as a commodity pool requiring compliance with certain CFTC rules.

Futures and Options Risk. The Fund or certain Investment Funds may trade in futures contracts (and options on futures). Risks associated with investments in futures and options include the risk that the futures or options contract will not fully offset the underlying position and that the investments in futures and options used for risk management may not have the intended effects and may result in losses or missed opportunities. The risk of loss of money from futures contracts and options on futures contracts used for non-hedging purposes may be greater than that of investments for hedging purposes. When options are purchased over the counter, the Fund (or the Investment Funds) bears the risk that the counter-party that wrote the option will be unable or unwilling to perform its obligations under the option contract. Such options may also be illiquid, and in such cases, the Fund (or the Investment Funds) may have difficulty closing out its position.

Short Sale Risk. The Fund and some Investment Funds may sell securities short. The Fund or such Investment Funds will incur a loss as a result of a short sale position if the price of the security sold short increases between the date of the short position sale and the date on which the Fund or Investment Fund purchases an offsetting position. The Fund or Investment Fund will incur borrowing and dividend expense on securities sold short. Positions in shorted securities are speculative and riskier than “long” positions (purchases) because the cost of the replacement security is unknown. The Fund’s long positions could decline in value at the same time that the value of the short positions increase, thereby increasing the Fund’s overall potential for loss. Market factors may prevent the Fund from closing out a short position at the most desirable time or at a favorable price.

Master Limited Partnerships and Energy Sector Risks. The Fund may invest directly in master limited partnerships (“MLPs”) and may invest indirectly in MLPs by investing in Investment Funds that invest in MLPs. The underlying MLP will be focused in the energy sector. An investment in MLP units involves certain risks which differ from an investment in the securities of a corporation. Holders of MLP units have limited control and voting rights on matters affecting the partnership. In addition, there are certain tax risks associated with an investment in MLP units and conflicts of interest exist between common unit holders and the general partner, including those arising from incentive distribution payments. As a partnership, an MLP has no tax liability at the entity level. If, as a result of a change in current law or a change in an MLP’s business, an MLP were treated as a corporation for federal income tax purposes, such MLP would be obligated to pay federal income tax on its income at the corporate tax rate. If an MLP were classified as a corporation for federal income tax purposes, the amount of cash available for distribution by the MLP would be reduced and distributions received by investors would be taxed under federal income tax laws applicable to corporate dividends (as dividend income, return of capital, or capital gain). Therefore, treatment of an MLP as a corporation for federal income tax purposes would result in a reduction in the after-tax return to investors, likely causing a reduction in the value of Fund shares.

Tax Risk. The Fund faces the risk that it could fail to qualify as a RIC under Subchapter M of the Code, and the risk of changes in tax laws or regulations, or interpretations thereof, possibly with retroactive effect, which could adversely affect the Fund. The federal, state, local and foreign income and other tax consequences of an investment in Fund shares will depend on the facts of each investor’s situation. Investors are encouraged to consult their own tax advisors regarding the specific tax consequences that may affect such investors.

Fixed Income Securities Risk. When the Fund invests in fixed income securities, directly or through Investment Funds, the value of the Fund’s investment may fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments).

Credit Risk. There is a risk that issuers of debt securities will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition deteriorates. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the security. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities.

High Yield Securities Risk. Lower-quality bonds, known as “high yield” or “junk” bonds, present a significant risk for loss of principal and interest. These bonds offer the potential for higher return, but also involve greater risk than bonds of higher quality, including an increased possibility that the bond’s issuer, obligor or guarantor may not be able to make its payments of interest and principal. Such securities may also be subject to resale restrictions. The lack of a liquid market for these bonds could decrease the value of the high yield securities held by the Fund. Investments in high yield securities are considered primarily speculative with respect to the issuer’s continuing ability to make principal and interest payments.

Foreign Investment Risk. Foreign securities may be issued and traded in foreign currencies. As a result, changes in exchange rates between foreign currencies may affect their values in U.S. dollar terms. The Fund or certain Investment Funds may employ hedging techniques to minimize these risks, but there can be no assurance that the Fund or Investment Funds will, in fact, hedge currency risk or, that if the Fund or Investment Fund does, such strategies will be effective. The political, economic, and social structure of some foreign countries may be less stable and more volatile than those in the United States. Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies, and some countries may lack uniform accounting and auditing standards. Thus, in certain situations, there may be less information publicly available about foreign companies than about most U.S. companies. Certain foreign securities may be less liquid (harder to sell) and more volatile than many U.S. securities.

Emerging Market Risk. Emerging market countries may have relatively unstable governments, weaker economies, and less-developed legal systems with fewer security holder rights. Emerging market securities also tend to be less liquid.

Restricted and Illiquid Investments Risk. The Fund’s investments are also subject to liquidity risk, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices to satisfy its obligations. The Adviser may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased such securities.

Leverage Risk. The use of leverage, such as borrowing money to purchase securities, by the Fund or certain Investment Funds will magnify the Fund’s or Investment Fund’s gains or losses. The use of leverage via short selling and short positions in futures contracts will also magnify the Fund’s or Investment Fund’s gains or losses. Generally, the use of leverage also will cause the Fund or Investment Fund to have higher expenses (especially interest and/or short selling-related dividend expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund or Investment Fund may terminate or refuse to renew any credit facility. If the Fund or Investment Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns of the Fund or Investment Fund. The Fund’s use of leverage can produce “unrelated business taxable income”, which can pose a meaningful problem for tax-exempt shareholders.

Management Risk. The Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests (directly or indirectly) may prove to be incorrect and may not produce the desired results.

Investment Funds Risk. Investment Funds are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. Accordingly, Fund shareholders may bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees in the case of some Investment Funds, and other expenses at the Investment Fund level. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in Investment Funds and may be higher than if the Fund invested directly in the underlying instruments. Additionally, the Fund’s performance depends in part upon the performance of the Investment Fund managers and selected strategies, the adherence by such Investment Fund managers to such selected strategies, the instruments used by such Investment Fund managers and the Adviser’s ability to select Investment Fund managers and strategies and effectively allocate Fund assets among them. Each Investment Fund is subject to its strategy-specific risks which may include leverage risk, illiquidity risk, derivatives risk and market risk. A significant portion of the Investment Funds in which the Fund may invest will likely not be subject to or registered under the 1940 Act. Such investments will not be subject to certain protections afforded to investors under the 1940 Act.

Business and Regulatory Risk. Legal, tax and regulatory changes (including laws relating to taxation of the Fund’s investments, trade barriers and currency exchange controls), as well as general economic and market conditions (such as interest rates, availability of credit, credit defaults, inflation rates and general economic uncertainty) and national and international political circumstances (including wars, terrorist acts or security operations), may adversely affect the Fund.

REIT Subsidiary Risk. By investing through a REIT Subsidiary, the Fund is indirectly exposed to risks associated with the REIT Subsidiary’s direct investments in real estate. Because a REIT Subsidiary is not registered under the 1940 Act, the Fund, as an investor in the REIT Subsidiary, will not have the protections offered to investors in registered investment companies. Changes in the laws of the United States, under which the Fund and a REIT Subsidiary are organized, including the regulations under the Code, could result in the inability of the Fund and/or the REIT Subsidiary to operate as described in this Prospectus and the SAI and could negatively affect the Fund and its shareholders. There can be no assurance that a REIT Subsidiary’s qualification as a REIT for federal income tax purposes can be continued. If a REIT Subsidiary fails to so qualify, it will be subject to tax on its taxable income at regular corporate rates.

Corporate Subsidiary Risk. By investing through a Corporate Subsidiary, the Fund is indirectly exposed to risks associated with a Corporate Subsidiary’s direct investments in private equity. Because a Corporate Subsidiary is not registered under the 1940 Act, the Fund, as an investor in the Corporate Subsidiary, will not have the protections offered to investors of registered investment companies. Changes in the laws of the United States or other jurisdiction, such as Delaware, under which the Fund and a Corporate Subsidiary are organized, including the regulations under the Code, could result in the inability of the Fund and/or the Corporate Subsidiary to operate as described in this Prospectus and the SAI and could negatively affect the Fund and its shareholders. As the Fund intends to qualify as a RIC, dividends received by the Fund from a Corporate Subsidiary and distributed to its shareholders will not be subject to U.S. federal income taxes at the Fund level, however, the Corporate Subsidiary will generally be subject to federal and state income taxes on its income, including any income the Corporate Subsidiary may recognize on the sale of an interest in private equity or private oil and gas funds that it holds. As a result, the net return to the Fund on such investments that are held by the Corporate Subsidiary will be reduced to the extent that the subsidiary is subject to income taxes. Additionally, in calculating its daily net asset value in accordance with generally accepted accounting principles, the Fund will account for the deferred tax liability and/or asset balances of the Corporate Subsidiary. Any Corporate Subsidiary used by the Fund will accrue a deferred income tax liability balance, at the current maximum statutory U.S. federal income tax rate (currently 21%) plus an estimated state and local income tax rate, for its future tax liability associated with the capital appreciation of its investments and the distributions received by it on equity securities considered to be return of capital. Upon a Corporate Subsidiary’s sale of a portfolio security, such Corporate Subsidiary will be liable for previously deferred taxes. Any deferred tax liability balance of a Corporate Subsidiary will reduce the Fund’s net asset value.

Private Investment Funds. The managers of the Private Investment Funds in which the Fund may invest may have relatively short track records and may rely on a limited number of key personnel. The portfolio companies in which the Private Investment Funds may invest also have no, or relatively short, operating histories, may face substantial competitive pressures from larger companies, and may also rely on a limited number of key personnel. The Fund will not necessarily have the opportunity to evaluate the information that a Private Investment Fund uses in making investment decisions.

Multiple Levels of Expense. Shareholders will pay the fees and expenses of the Fund and will bear the fees, expenses and carried interest (if any) of the Investment Funds in which the Fund invests. This will result in greater expense to the Shareholders than if such fees, expenses and, as applicable, carried interest were not charged by the Fund and the Investment Funds.

Operating Deficits. The expenses of operating the Fund (including the Management Fee payable to the Adviser by the Fund) are likely, especially in the early years, to exceed the Fund’s income and gain, thereby requiring that the difference be paid out of Fund assets. See “Summary of Fees and Expenses” below for additional information on Fund fees and expenses and the agreement limiting certain Fund expenses.

Limited Operating History. The Fund has a limited operating history upon which potential investors can evaluate its likely performance. In addition, the Fund may not be able to raise a sufficient level of assets to support their operations, in which case the Adviser may determine to discontinue operating the Fund and liquidate the Fund’s assets.

Repurchase Offers; Limited Liquidity. The Fund is a closed-end investment company structured as an “interval fund” and, as such, has adopted a fundamental policy to provide a limited degree of liquidity to Shareholders by conducting one repurchase offer in the third calendar quarter of each year at the NAV per Share, of not less than 5% and no more than 25% of the Fund’s outstanding Shares, on the repurchase request deadline. Pursuant to this policy, the Fund will offer to purchase only a small amount of its Shares each year, and there is no guarantee that Shareholders will be able to sell all of their Shares that they desire to sell in any particular repurchase offer. Investors should understand that, unlike many other interval funds which conduct repurchase offers on a quarterly basis, the fundamental policy adopted by the Fund requires it to conduct repurchase offerings only annually, in the third calendar quarter of each year, and as a result investors in the Fund face greater constraints on liquidity than do investors in other interval funds. In addition to this minimum repurchase offer, the Fund may, in the sole discretion of the Fund’s Board, make additional written tender offers of its outstanding Shares pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) at such times and in such amounts as the Board may determine, with such repurchases typically to occur on March 15, June 15, and December 15 of each year. Repurchase offers may not eliminate any discount at which Shares are offered on the Nasdaq Fund Secondaries platform.

Under current regulations, such offers must be for not less than 5% nor more than 25% of the Fund’s Shares outstanding on the repurchase request deadline. Investors should understand there is likely to be little or no willingness on the Board’s part to move to the 25% level in connection with any particular repurchase offer. If a repurchase offer is oversubscribed, the Fund may repurchase only a pro rata portion of the Shares tendered by each Shareholder. The potential for proration may cause some investors to tender more Shares for repurchase than they wish to have repurchased. The NAV of the Fund’s Shares tendered in a repurchase offer may decline between the repurchase request deadline and the date on which the NAV for tendered Shares is determined. In addition, the repurchase of Shares by the Fund will be a taxable event to Shareholders, potentially even to Shareholders that do not participate in the repurchase. For a discussion of these tax consequences, please see “U.S. Federal Income Tax Matters.”

Shares in the Fund provide limited liquidity since Shareholders will not be able to redeem Shares on a daily basis. A Shareholder may not be able to tender its Shares in the Fund promptly after it has made a decision to do so. In addition, with very limited exceptions, Shares are not transferable, and liquidity by the Fund will only be provided through repurchase offers made annually by the Fund. Shares in the Fund are therefore suitable only for investors who can bear the risks associated with the limited liquidity of Shares and should be viewed as a long-term investment.

The Fund’s repurchase policy will have the effect of decreasing the size of the Fund over time from what it otherwise would have been. Such a decrease may therefore force the Fund to sell assets it would not otherwise sell. It may also reduce the investment opportunities available to it and cause its expense ratio to increase. If the Fund incurs indebtedness to satisfy repurchase obligations, the Fund’s indebtedness and debt service obligations thereunder will impact the remaining Shareholders’ investment in the Fund.

If a Shareholder tenders all of its Shares (or a portion of its Shares) in connection with a repurchase offer made by the Fund, that tender may not be rescinded by the Shareholder after the date on which the repurchase offer terminates. However, although the amount payable by the Shareholder will be based on the value of the Fund’s assets as of the repurchase date, the amount of Shares that are tendered by Shareholders generally will not be determined until as many as 14 days after the repurchase offer terminates. Thus, a Shareholder will not know its repurchase price until after it has irrevocably tendered its Shares.

Auction Risk. There can be no guarantee that the Nasdaq Fund Secondaries auction process will function as intended or that there will be sufficient investor demand to support regular monthly auctions, and also no guarantee that the Fund will utilize the Nasdaq Fund Secondaries auction process. Even if the Nasdaq Fund Secondaries auction process is operationally functional, Shareholders may be unable to sell their Shares at the price they desire or at any price at all. It is likely that Shares sold at auction will receive a price that is less than the Fund’s most recently calculated NAV, and depending on buy side interest in a particular auction, the price could be substantially below NAV.

Availability of Suitable Investments. Changes in various factors (including, among other factors, the interest rate environment, inflation, general economic conditions, securities market conditions, competition from other investors, tax burdens, foreign exchange rates and foreign political upheaval or instability) may adversely affect the availability of attractive investment opportunities for the Fund. Accordingly, there can be no assurances that the Fund will be able to invest fully or that suitable investment opportunities will be available.

Economic Environment. If market conditions deteriorate, the level of attractive investment opportunities for the Fund and the Investment Funds may decline from the Adviser’s current expectations. It is possible that the Fund and the Investment Funds may take a longer than anticipated time to invest capital, and as a result, for some period of time, the Fund may be relatively concentrated in a limited number of investments. Further, the Fund and the Investment Funds may experience increased difficulty exiting an existing investment if a need for liquidity arises. Certain investments may be liquidated at a lower price than the Adviser believes reflects the asset’s fair value.

Diverse Shareholders. The Shareholders in the Fund may include persons or entities located in various jurisdictions that may have conflicting investment, tax and other interests with respect to their investments in the Fund. As a result, conflicts of interest may arise in connection with decisions made by the Adviser that may be more beneficial for one type of Shareholder than for another type of Shareholder.

General Economic and Market Risk. Through its Portfolio Investments, the Fund will have investments in companies that are sensitive to movements in the overall economy or in those companies’ industrial or economic sectors. In addition, the trading prices or market values of these portfolio companies may be affected adversely by general securities market conditions or by factors specific to such portfolio companies.

Illiquidity of Investments. An investor’s participation in the Fund requires a long-term commitment, with no certainty of return. The Fund’s investments in Private Investment Funds and most of the portfolio investments of such Private Investment Funds will be highly illiquid, are likely to require holding periods of several years, and will be subject to restrictions on resale. The Fund reserves the right to make distributions to Shareholders in kind. Shareholders may not be able to dispose of assets distributed in kind, and likely will incur costs and expenses if they are able to dispose of such assets.

Difficulty of Valuing the Fund’s Investments. Generally, there will be no readily available market for the Fund’s investments and, hence, the valuation of the Fund’s investments is difficult and not without uncertainty and may not necessarily reflect the valuation of any such investment’s underlying assets. The Adviser may face a conflict of interest in valuing investments that lack a readily accessible market value as the value of the assets held by the Fund will affect the compensation of the Adviser.

Inability to Meet Investment Objective or Investment Strategy. The Adviser may not be able to purchase Portfolio Investments, and the Investment Funds may not have the opportunity to select, develop and invest in opportunities, for reasons beyond their control. In addition, as the number of funds managed by the Adviser increases, the portion of an investment opportunity allocated to any one fund (including the Fund) may decrease.

Performance of Investments. The performance of each Investment Fund will be affected by the performance of each of such Investment Fund’s underlying investments. Many factors will contribute to the performance of each such investment. In addition, the performance of the Investment Funds is difficult to measure and therefore such measurements may not be as reliable as performance information for other investment products.

Leverage. To the extent the Fund borrows money or otherwise leverages its investments, the favorable and unfavorable effects of price movements in the Fund’s investments will be magnified. In addition, the portfolio investments of the Investment Funds in which the Fund may invest, and, thus, such Investment Funds, are expected to employ or involve significant leverage and/or credit risk. Other investments in which the Fund may participate directly or indirectly, such as distressed securities and other special situations, may also involve exposure to interest-rate or credit risk.

Control of Portfolio Companies. A Private Investment Fund (alone, or together with other investors) may be deemed to have a control position with respect to some portfolio companies in which it invests that could expose it to liabilities not normally associated with minority equity investments.

Reliance on Management. All decisions with respect to the management of the Fund will be made by the Adviser who, among other things, will select the investments of the Fund. The managers and general partners of the Investment Funds selected by the Adviser will in turn make all decisions with respect to the assets invested in such Investment Funds. The success of the Fund will be dependent upon, among other things, the financial judgment and abilities of the Adviser and the managers and general partners of the Investment Funds and their affiliates. Of course, past performance of the Adviser and the managers or general partners of the Investment Funds is not a guarantee of future results.

Possibility of Fraud and Other Misconduct. The Investment Funds could divert or abscond with the Fund’s assets, fail to follow agreed upon investment strategies, provide false reports of operations, or engage in other misconduct, resulting in losses to the Fund. Such misconduct is very difficult or impossible to detect and may not come to light until substantial losses have been incurred.

Foreign Investments. The Fund may invest in Investment Funds that have portfolio investments outside of the United States. Risks of non-U.S. investing may include, in general, risks relating to (i) currency exchange matters, (ii) differences between the U.S. and foreign securities markets, (iii) certain economic and political factors and (iv) the possible imposition of foreign taxes on income and gain recognized with respect to such securities.

Distressed, Special Situations and Venture Investments. Investments in distressed companies and new ventures are subject to greater risk of loss than investments in companies with more stable operations or financial condition.

Market Disruption Risk and Terrorism Risk. The military operations of the United States and its allies, the instability in various parts of the world and the prevalence of terrorist attacks throughout the world could have significant adverse effects on the global economy. In addition, certain illnesses spread rapidly and have the potential to significantly affect the global economy. Terrorist attacks, in particular, may exacerbate some of the foregoing risk factors. A terrorist attack involving, or in the vicinity of, a portfolio company in which the Fund or an Investment Fund invests may result in a liability far in excess of available insurance coverage. The Adviser cannot predict the likelihood of these types of events occurring in the future nor how such events may affect the investments of the Fund.

Investment and Repatriation Restrictions. Certain countries have laws and regulations that currently limit or preclude direct foreign investment in the securities of their companies. The risks relating to investments in non-U.S. securities may be heightened, for example, with respect to the possibility of nationalization or expropriation and limits on trade and foreign direct investment. In addition, certain countries may restrict or prohibit investment opportunities in issuers or industries deemed important to national interests. Such restrictions may affect the market price, liquidity and rights of securities that may be purchased by the Fund. Even where permitted, direct investments in certain companies may require significant government approvals and may require financing and structuring alternatives that differ significantly from those customarily used in countries in other regions. These restrictions or controls may at times limit or preclude foreign investment above certain ownership levels or in certain sectors of the country’s economy and increase the costs and expenses of the Fund. The Fund could be adversely affected by delays in, or a refusal to grant, any required governmental approval for repatriation of capital interests and dividends paid on securities held by the Fund, and income on such securities or gains from the disposition of such securities may be subject to withholding taxes imposed by certain countries or other jurisdictions. These measures could adversely affect the returns associated with certain investments of the Fund.

Competition. The business of investing in private markets opportunities is highly competitive, and successfully sourcing investments can be problematic given the high level of investor demand some investment opportunities receive. Moreover, the identification of attractive investment opportunities is difficult and involves a high degree of uncertainty. There are no assurances that the Fund will be able to invest fully its assets or that suitable investment opportunities will be available.

Faster Drawdown of Capital Commitments. There is no limit on the speed at which the Fund may draw down capital commitments. In addition, because the Fund may acquire interests in Investment Funds that are partially or fully invested, the Fund may have a faster capital commitment drawdown rate than funds focused exclusively on other types of investments.

Cybersecurity Risk. The failure in cybersecurity systems, as well as the occurrence of events unanticipated in disaster recovery systems and management continuity planning could impair the ability of the Fund to conduct business effectively. Such events could also have an adverse effect on the Investment Funds or their respective managers.

The Fund will depend heavily upon computer systems to perform necessary business functions. Despite implementation of a variety of security measures, computer systems could be subject to cyberattacks and unauthorized access. Like other companies, the Adviser or the managers of the Investment Funds may experience threats to their data and systems, including malware and computer virus attacks, unauthorized access, system failures and disruptions. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, their computer systems and networks, or otherwise cause interruptions or malfunctions in their operations or the operations of the Fund or the Investment Funds, which could result in reputational damage, financial losses, litigation, increased costs, and/or regulatory penalties.

Third parties with which the Fund will do business may also be sources of cybersecurity or other technological risks.

Lack of Regulatory Oversight. The 1940 Act provides certain protections to investors and imposes certain restrictions on registered investment companies, none of which will be applicable to the Fund’s investments in Private Investment Funds.

Legal, Tax and Regulatory Risks. Legal, tax and regulatory changes during the term of the Fund’s investments may adversely affect such investments. Certain Investment Funds or their portfolio companies may be in industries subject to extensive regulation by national governments and political subdivisions thereof. Certain regulations may prevent Investment Funds or the Fund from making certain investments that they otherwise would make. Other regulations may require the Investment Funds or the Fund to incur substantial additional costs or lengthy delays in connection with the completion of an investment.

The Fund, the Adviser, and their affiliates are subject to a number of unusual risks, including changing laws and regulations, developing interpretations of such laws and regulations, and increased scrutiny by regulators and law enforcement authorities. Some of this evolution may be directed at the private fund industry in general or certain segments of the industry, and may result in scrutiny or claims against the Fund, the Adviser, or their affiliates directly for actions taken or not taken by the Fund or the Adviser. These risks and their potential consequences are often difficult or impossible to predict, avoid or mitigate in advance, and might make some Portfolio Investments unavailable to the Fund. The effect on the Fund, the Adviser, or any affiliate of any such legal risk, litigation or regulatory action could be substantial and adverse.

It is impossible to predict what, if any, changes in the regulations applicable to the Fund or the Investment Funds may be instituted in the future. Any such regulation could have a material adverse impact on the profit potential of the Fund or the Investment Funds.

Enhanced Scrutiny and Potential Regulation of the Private Investment Partnership Industry and the Financial Services Industry. The Fund’s ability to achieve its investment objectives, as well as the ability of the Fund to conduct its operations, is based on laws and regulations that are subject to change through legislative, judicial, and/or administrative action. Future legislative, judicial, and/or administrative action could adversely affect the Fund’s ability to achieve its investment objectives, as well as the ability of the Fund to conduct its operations.

On July 21, 2010, President Obama signed into law the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). Among other effects, the Dodd-Frank Act imposed increased recordkeeping and reporting obligations on the Adviser and on the managers of the Private Investment Funds. While the Dodd-Frank Act subjects such records and reports to certain confidentiality provisions and provides an exemption from the U.S. Freedom of Information Act (“FOIA”), no assurance can be given that the mandated disclosure of records or reports to the SEC or other governmental entities will not have a significant negative impact on the Fund or the Adviser. It is possible that the increased regulatory burden, along with the corresponding increase in compliance costs, may cause some sponsors of Private Investment Funds to exit the private fund industry, thereby decreasing the pool of eligible funds for investments.

In light of the heightened regulatory environment in which the Fund and the Adviser operate and the ever-increasing regulations applicable to Private Investment Funds and their investment advisors, it has become increasingly expensive and time-consuming for the Fund, the Adviser, and their affiliates to comply with such regulatory reporting and compliance-related obligations. Furthermore, various federal, state, and local agencies have been examining the role of placement agents, finders, and other similar service providers in the context of investment by public pension plans and other similar entities, including investigations and requests for information. The Adviser may be required to provide certain information regarding investors in the Fund to regulatory agencies and bodies in order to comply with applicable laws and regulations. There can be no assurance that any of the foregoing will not have an adverse impact on the Adviser or otherwise impede the Fund’s ability to effectively achieve its investment objectives.

Investment Banking and Other Fees. The manager of an Investment Fund may receive the economic benefit of certain fees from its portfolio companies for investment banking services and in connection with unconsummated transactions (e.g., topping, break-up, monitoring, directors’, organizational and set-up fees, and financial advisory fees).

Material, Non-Public Information. Managers of the Investment Funds may acquire confidential or material non-public information or be restricted from initiating transactions in certain securities. An Investment Fund would not be free to act upon any such information. Due to these restrictions, an Investment Fund may not be able to initiate a transaction that it otherwise might have initiated and may not be able to sell a portfolio investment that it might otherwise have sold.

Constraints of Confidentiality Agreements. In the course of its investment process, the Fund and/or the Adviser may be required to enter into confidentiality agreements with current or potential Private Investment Funds, portfolio companies and other counterparties that would prohibit the Fund and/or its affiliates from publicly disclosing sensitive information relating to certain investment opportunities. These arrangements could result in liabilities for the Fund. The Fund may choose, but is not required, to decline such investment opportunities in order to avoid the risk of exposing the Fund to such liability. As a result, the Fund’s investment flexibility may be constrained by these concerns, which may affect the Adviser’s ability to broaden the Fund’s investment portfolios and attain the diversification it would otherwise prefer.

Risks Related to Electronic Communication. The Fund may provide to Shareholders statements, reports and other communications relating to the Fund and/or their Shares in electronic form, such as email or via a password protected website (“Electronic Communications”). Electronic Communications may be modified, corrupted, or contain viruses or malicious code, and may not be compatible with a Shareholder’s electronic system. In addition, reliance on Electronic Communications involves the risk of inaccessibility, power outages or slowdowns for a variety of reasons. These periods of inaccessibility may delay or prevent receipt of reports or other information by the Shareholders.

Failure to Make Capital Contributions. Typically, under its investment documentation or partnership agreement, a Private Investment Fund may seek damages from an investor (such as the Fund) or impose upon the investor substantial penalties, such as the forfeiture of a substantial portion (e.g., 50% or more) of its investment in such Private Investment Fund, if the investor fails to contribute a required installment of its capital commitment. A Private Investment Fund may be unable to make planned investments if any of its investors fails to make required capital contributions, and may itself become subject to damages for breach of contract in respect of a planned investment. Accordingly, failure to make planned investments may adversely affect the value of the Fund’s investment in a Private Investment Fund and accordingly the value of an investment in the Fund.

Tax Risks. Investment in the Fund involves numerous tax risks. Please see “Types of Investment and Related Risks – Tax Risks” for a discussion of some of these risks. The Adviser intends to comply at all times with the applicable provisions of the Code necessary for the Fund to elect and thereafter maintain its tax classification as a regulated investment company (“RIC”) under the Code. However, if for any reason the Fund should lose its classification as a RIC, such loss could produce adverse tax consequences.

Key Personnel. The performance of the Fund will depend in significant part upon the skill and expertise of the key personnel of the Adviser and may be affected by key individuals joining or leaving the Adviser and its affiliates. The loss of one or more of the Fund’s key personnel could have a material adverse effect on the performance of the Fund. In addition, the performance of the Investment Funds will depend in significant part upon the skill and expertise of the key personnel of the Investment Fund’s managers. The loss of one or more key personnel could have a material adverse effect on the performance of the Investment Funds, and thus of the Fund.

Potential Conflicts of Interest. The Adviser and its affiliates engage in various financial, advisory and investment activities. Such relationships and services may give rise to potential conflicts with the interests of the Fund and its Shareholders. Conflicts of interest described or contemplated herein and such other conflicts of interest that may arise from time to time will be resolved in the sole discretion of the Adviser. There can be no assurance that any actual or potential conflicts of interest will not adversely affect the Fund and the performance of the Fund, including, without limitation, the following:

Client Relationships. The Adviser and its affiliates have long-term relationships and provide investment advisory and other services to many clients. The Adviser may face conflicts of interest between activities or services performed for the Fund, on the one hand, and other clients on the other hand. In addition, the Adviser and its affiliates also have long-term relationships with a significant number of corporations and their respective senior managers, as well as with investors who may invest or may have invested in Investment Funds and their underlying portfolio companies.

In addition, members of affiliates of the Adviser may also serve on the advisory boards of Private Investment Funds and their affiliated fund, on the boards of entities that serve as the managers or advisers of the Private Investment Funds, or on the boards of operating companies, including Private Investment Funds or their affiliates. These and other similar relationships may raise conflicts between the Fund and other parties and may not be resolved in favor of the Fund.

Allocation of Investment Opportunities; Failure to Obtain and Limitations of Exemptive Relief. The Adviser and its affiliates intend to establish subsequent funds that invest or will invest pursuant to the same investment strategy as the Fund. Although the Adviser will use reasonable efforts to assure that investment opportunities appropriate for both the Fund and one or more of its other funds are allocated among the accounts of the Adviser (including the Fund and any other funds) on a basis that, over time, is fair and equitable, the Fund (i) will not have exclusive rights to any investment opportunities in relation to the rights of such funds and (iii) will not be entitled to any specific pro rata investment rights in relation to such funds or separate accounts.

Investment Techniques. The Adviser and its affiliates will utilize various investments and investment techniques in the pursuit of the Fund’s investment strategy. Some such investments or investment techniques may potentially give rise to conflicts of interests in relation to the Adviser’s selection of investments or use of techniques (such as leverage) that have the effect of increasing the Adviser’s compensation.

Currency Hedging. The Fund may engage in certain swap transactions intended to capture currency premia; such swaps may employ forward foreign currency contracts and other underlying derivatives. These transactions can be expensive and have risks, including the imperfect correlation between the value of such instruments and the underlying assets, the possible default of the other party to the transaction or illiquidity of the derivatives instruments. Furthermore, the ability to successfully use these transactions may depend on the Adviser’s ability to predict pertinent market movements, which cannot be assured. In addition, the use of such transactions may result in the Fund incurring losses as a result of matters beyond its control.

Derivatives Transactions. The Fund may utilize swaps, which are a type of derivative. Derivatives are instruments that derive their value from an underlying security, financial asset or an index. Derivatives can be volatile instruments and involve risks different from, or greater than, the risks associated with investing directly in securities and other more traditional investments. The primary risk of derivatives is that changes in the market value of securities or assets and of derivatives relating to those securities or assets may not correlate perfectly. In addition, there may not be a liquid market for the Fund to sell a derivative that could result in difficulty closing the position. Certain derivatives can magnify the extent of losses incurred by the Fund due to changes in market value of the securities to which they relate. Some derivative instruments, such as those traded over the counter, are also subject to counterparty credit risk (please see “Counterparty Risk” below). While the use of derivatives may be advantageous to the Fund, if the Fund is not successful in employing them, the Fund’s performance may be worse than if it did not make such investments. The success of a hedging strategy using derivatives may depend on the Adviser’s ability to predict movements in the prices of the underlying securities, fluctuations in markets and movements in interest rates, and there can be no assurance that the Adviser will be effective in making such predictions. Suitable derivatives transactions may not be available in all circumstances and there can be no assurance that the Fund will engage in these transactions to reduce exposure to risks when doing so would be beneficial.

Counterparty Risk. Counterparty risk is the risk that a loss is sustained as a result of the failure of a counterparty to comply with the terms of a contract. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery under the contract in a bankruptcy or other reorganization proceeding.

Calculation of Net Asset Value

The Private Investment Funds invest a large percentage of their assets in certain securities and other financial instruments that do not have readily ascertainable market prices and will be valued by the respective Private Investment Fund managers. Although procedures approved by the Board provide that the valuations determined by the Private Investment Fund managers will be reviewed by the Adviser, neither the Adviser nor the Board are able to confirm independently the accuracy of the Private Investment Fund managers’ valuations (which are unaudited, except at year-end). Accordingly, the Fund generally relies on such valuations, which generally are provided on a quarterly basis, even in instances where a Private Investment Fund manager may have a conflict of interest in valuing the securities because the value of the securities will affect the Private Investment Fund manager’s compensation. Furthermore, the Private Investment Funds typically provide the Adviser with only estimated net asset values or other valuation information, and such data is subject to revision through the end of each Private Investment Fund’s annual audit.

Conflicts of Interest

The Adviser, the Investment Fund managers and their respective affiliates may conduct investment activities for their own accounts and other accounts they manage that may give rise to conflicts of interest that may be disadvantageous to the Fund. Investment decisions for the Fund are made independently of such other accounts. If, however, the Fund desires to invest in, or withdraw from, the same Investment Fund as another account of the Adviser, the opportunity will be allocated fairly, reasonably and equitably in accordance with the Adviser’s allocation policies and procedures.

The Adviser may compensate, from its own resources, certain third-party broker-dealers, other industry professionals and their affiliates (“financial intermediaries”) in connection with the distribution of Shares in the Fund or for their ongoing servicing of Shares acquired by their clients. Such compensation may take various forms, including a fixed fee, a fee determined by a formula that takes into account the amount of client assets invested in the Fund, the timing of investment or the overall NAV of the Fund, or a fee determined in some other method by negotiation between the Adviser and such financial intermediaries. Each financial intermediary also may charge investors, at the financial intermediary’s discretion, a placement fee based on the purchase price of Fund Shares purchased by the investor. All or a portion of such compensation may be paid by a financial intermediary to the financial advisory personnel involved in the sale of Shares. As a result of the various payments that financial intermediaries may receive from investors and the Adviser, the amount of compensation that a financial intermediary may receive in connection with the sale of Shares in the Fund may be greater than the compensation it may receive for the distribution of other investment products. This difference in compensation may create an incentive for a financial intermediary to recommend the Fund over another investment product.

Eligible Investors	Each prospective investor in the Fund will be required to certify to the Fund that the Shares are being acquired for the account of an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act. Investors who are “accredited investors” are referred to in this Prospectus as “Eligible Investors.”

Plan of Distribution	All subscription payments will be placed in an account held by Ultimus Fund Solutions, LLC (the “Transfer Agent”), acting as the transfer agent, in trust for the subscribers’ benefit, pending release to the Fund. Subscriptions will be effective only upon the Fund’s acceptance, and the Fund reserves the right to reject any subscription in whole or in part, for any reason or no reason, in its sole and absolute discretion. Shares will be sold only to Eligible Investors, will not be listed on any national securities exchange and are not available in certificated form.

UMB Distribution Services, LLC (the “Distributor”) acts as the principal distributor for the Shares on a best-efforts basis. See “Distributor.”

Distribution Policy

The Fund expects that dividends will be paid on the Shares in amounts representing substantially all of the net investment income, if any, earned each year. Payments on the Shares may vary in amount depending on investment income received and expenses of operation; however, in order to qualify as a RIC and avoid significant income and excise taxes, substantially all of the net investment income of the Fund and any net capital gain realized by the Fund will be distributed to Shareholders at least annually.

A Shareholder’s dividends and capital gain distributions will be automatically reinvested if the Shareholder does not instruct the Fund otherwise. A Shareholder who elects not to reinvest will receive both dividends and capital gain distributions in cash. The Fund may limit the extent to which any distributions that are returns of capital may be reinvested in the Fund.

The Fund reserves the right to suspend at any time the ability of Shareholders to reinvest distributions and to require Shareholders to receive all distributions in cash, or to limit the maximum amount that may be reinvested, either as a dollar amount or as a percentage of distributions. The Fund may determine to do so if, for example, the amount being reinvested by Shareholders exceeds the available investment opportunities that the Adviser considers suitable for the Fund.

Dividend Reinvestment Policy

The Fund will operate under a dividend reinvestment policy (“DRP”) administered by Ultimus. Pursuant to the DRP, the Fund’s income dividends or capital gains or other distributions, net of any applicable U.S. withholding tax, are reinvested in the same class of Shares of the Fund.

DRP participation is not automatic. Shareholders must affirmatively elect on a Subscription Agreement to participate in the DRP. Shareholders who elect not to participate in the DRP will receive all distributions in cash paid to the Shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee). Under the DRP, the Fund’s distributions to Shareholders are reinvested in full and fractional shares. See “Distribution Policy—Dividend Reinvestment Policy.”

Description of Capital Structure and Shares

The Fund’s Declaration of Trust (the “Declaration of Trust”) authorizes the issuance of an unlimited number of full and fractional Shares of the Fund, each of which represents an equal proportionate interest in the Fund with each other Share. Currently, the Fund offers one class of Shares. The Declaration of Trust provides that the Board may create additional classes of Shares. Share certificates representing Shares will not be issued. The Fund’s Shares, when issued, are fully paid and non-assessable. The Fund does not intend to hold annual meetings of its Shareholders.

U.S. Federal Income Tax Matters

The Fund intends to be treated as a RIC under the Code. The Fund’s fiscal year end is September 30. Please see the section entitled “U.S. Federal Income Tax Matters” for a discussion of important tax information.

Entities in which the Fund may invest, such as REITs and certain partnerships, may not provide complete and final tax information to the Fund until after the Fund issues the IRS Form 1099-DIV to shareholders. As a result, the Fund may need to reclassify the amount and/or character of income to shareholders after issuing IRS Forms 1099-DIV. Should such a reclassification be necessary, the Fund shall send shareholders a corrected and final IRS Form 1099-DIV to reflect the reclassified income, and shareholders should use the information on such corrected IRS Form 1099-DIV in completing their tax returns.

THE FUND

The Fund, which is registered under the 1940 Act as a non-diversified, closed-end management investment company, was organized as a Delaware statutory trust company on October 7, 2021. The Fund’s principal office is located at 11911 Freedom Drive, Suite 730, Reston, VA 20190, and its telephone number is 877-600-3573. Investment advisory services are provided to the Fund by the Adviser pursuant to an investment advisory agreement entered into between the Fund and the Adviser (the “Investment Advisory Agreement”). The individuals who serve on the Board (“Trustees”) are responsible for monitoring and overseeing the investment program of the Fund.

STRUCTURE

The Fund is a specialized investment vehicle that incorporates both features of a private investment fund that is not registered under the 1940 Act and features of a closed-end investment company that is registered under the 1940 Act. Private investment funds, such as Private Investment Funds, are collective asset pools that typically offer their securities privately, without registering such securities under the 1933 Act. Securities offered by private investment funds typically are sold in large minimum denominations (often at least $5 million to $20 million) to a limited number of institutional investors and high net worth individuals. Registered closed-end investment companies, such as the Fund, often impose relatively modest minimum investment requirements and offer their shares to a broader range of investors, as compared to private investment funds. The managers of private investment funds are generally compensated through asset-based fees and incentive-based/carried interest allocations. Advisers to registered closed-end funds, such as the Adviser, typically are compensated through asset-based fees.

The Fund is designed to allow Eligible Investors to participate in an investment program that invests in private market strategies without requiring, among other things, investors to commit the more substantial minimum investments required by many private investment funds, without subjecting the Fund to the same restrictions on the number of Eligible Investors as are imposed on many of those private investment funds, and at the same time providing the potential for a higher degree of liquidity than provided by private investment funds.

Entities in which the Fund may invest, such as REITs and certain partnerships, may not provide complete and final tax information to the Fund until after the Fund issues the IRS Form 1099-DIV to shareholders. As a result, the Fund may need to reclassify the amount and/or character of income to shareholders after issuing IRS Forms 1099-DIV. Should such a reclassification be necessary, the Fund shall send shareholders a corrected and final IRS Form 1099-DIV to reflect the reclassified income, and shareholders should use the information on such corrected IRS Form 1099-DIV in completing their tax returns.

Prospective investors will be able to purchase Shares directly from the Fund. The Fund intends to offer Shares without limiting the number of Eligible Investors that can participate in its investment program, unlike many private investment funds.

SUMMARY OF FEES AND EXPENSES

The following table illustrates the fees and expenses that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly.

Annual Expenses (as a percentage of the Fund’s average net assets)
Management Fee(1)	1.49%
Transaction Fee(2)	0.00%
Other Expenses(3)	2.31%
Acquired Fund Fees and Expenses(4)	1.25%
Total Annual Fund Expenses Before Expense Limitation and Reimbursement	5.05%
Less Expense Limitation and Reimbursement(5)	(0.85)%
Total Annual Fund Expenses(6)	4.20%

(1)	This fee is restated to reflect current fees. The Fund pays the Adviser a fee (the “Management Fee”), accrued daily and payable monthly, at the annual rate of 1.49% of the Fund’s average daily Managed Assets. “Managed Assets” means the total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes), calculated before giving effect to any repurchase of shares on such date.
(2)	The Fund will not charge Shareholders a transaction fee in connection with the Fund’s repurchases of Shares.
(3)	Other Expenses are restated to reflect current fees. Other Expenses are based on estimated amounts for the current fiscal year and include all direct operating expenses of the Fund, including a fee of 0.10% of average daily net assets payable to Nasdaq Fund Secondaries if the Fund elects to utilize it (which amount may be lower in any particular year if the Fund does not utilize Nasdaq Fund Secondaries). Other Expenses include the Fund’s organization and offering fees and expenses.
(4)	Includes the estimated fees and expenses of the Investment Funds in which the Fund intends to invest, based upon estimated net assets of the Fund of $50 million during the Fund’s first 12 months of operations. Some or all of the Private Investment Funds in which the Fund intends to invest charge carried interests, incentive fees or allocations based on the Private Investment Funds’ performance. The Private Investment Funds in which the Fund intends to invest generally charge a management fee of 1.00% to 2.00%, and approximately 15% to 20% of net profits as a carried interest allocation. The “Acquired Fund Fees and Expenses” disclosed above are based on historic fee information of the Private Investment Funds in which the Fund anticipates investing, which may change substantially over time and, therefore, significantly affect “Acquired Fund Fees and Expenses.” The expense shown as “Acquired Fund Fees and Expenses” reflects operating expenses of the Private Investment Funds (e.g., management fees, administration fees and professional and other direct, fixed fees and expenses of the Private Investment Funds) after refunds, excluding any performance-based fees or allocations paid by the Private Investment Funds that are paid solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in-kind, as such fees and allocations for a particular period may be unrelated to the cost of investing in the Private Investment Funds.
(5)	The Adviser has contractually agreed to waive fees and/or to reimburse expenses to the extent necessary to keep Fund Operating Expenses (defined below) incurred by the Fund from exceeding 2.95% of the Fund’s average daily net assets until the date that is one-year from January 11, 2023 (the “Initial Term End Date”). “Fund Operating Expenses” are defined to include all expenses incurred in the business of the Fund provided that the following expenses (“excluded expenses”) are excluded from the definition of Fund Operating Expenses: (i) any class-specific expenses (including distribution and service (12b-1) fees and shareholder servicing fees), (ii) Nasdaq Fund Secondaries expenses, if the Fund elects to utilize Nasdaq Fund Secondaries in a given year, (iii) any acquired fund fees and expenses, (iv) short sale dividend and interest expenses, and any other interest expenses incurred by the Fund in connection with its investment activities, (v) fees and expenses incurred in connection with a credit facility, if any, obtained by the Fund, (vi) taxes, (vii) certain insurance costs, (viii) transactional costs, including legal costs and brokerage fees and commissions, associated with the acquisition and disposition of the Fund’s Portfolio Investments and other investments, (ix) non routine expenses or costs incurred by the Fund, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings and liquidations and (x) other expenditures which are capitalized in accordance with generally accepted accounting principles. In addition, the Adviser may receive from the Fund the difference between the Fund Operating Expenses (not including excluded expenses) and the contractual expense limit to recoup all or a portion of its prior fee waivers or expense reimbursements made during the rolling three-year period preceding the date of the recoupment if at any point Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment. This agreement will continue in effect from year to year for successive one-year terms after the Initial Term End Date unless terminated by the Board or the Adviser. The agreement may be terminated: (i) by the Board, for any reason at any time; or (ii) by the Adviser, upon ninety (90) days’ prior written notice to the Fund. If the agreement is terminated by the Adviser, the effective date of such termination will be the last day of the current term.
(6)	Total Annual Fund Expenses will not correlate to the Fund’s ratio of total expenses to average net assets in the Fund’s Financial Highlights because the Financial Highlights do not include Acquired Fund Fees and Expenses and the Management Fee and Other Expenses have been restated to reflect current fees.

Example

You would pay the following fees and expenses on a $1,000 investment, assuming a 5.00% annual return, and the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$42	$144	$246	$499

The example is based on the fees and expenses set forth in the table above, and should not be considered a representation of future expenses. Actual Fund expenses may be greater or less than those shown (and “Acquired Fund Fees and Expenses” also may be greater or less than that shown). Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example. If the Private Investment Funds’ actual rates of return exceed 5%, the dollar amounts could be significantly higher as a result of the Private Investment Funds’ incentive fees.

FINANCIAL HIGHLIGHTS

The financial highlights are intended to help you understand the Fund’s financial performance since the Fund’s commencement of operations. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been audited by BBD, LLP (the Fund’s former independent registered public accounting firm), whose report, along with the Fund’s financial statements, is included in the annual report, which is available without charge upon request by writing to the Fund, c/o Ultimus Fund Solutions, LLC at P.O. Box 541150, Omaha, Nebraska 68154, or by calling the Fund toll-free at (877) 600-3573.

Per Share Data and Ratios for a Share of Beneficial Interest Outstanding Throughout The Period

	Six Months Ended March 31, 2023	Period Ended September 30, 2022*
	(Unaudited)
Net Asset Value, Beginning of Period	$15.37	$15.00
Income From Operations:
Net investment income/(loss) (a)	0.25	(0.06)
Net gain/(loss) from investments (both realized and unrealized)	(0.35)	0.43
Total from operations	(0.10)	0.37

Net Asset Value, End of Period (d)	$15.27	$15.37

Total Return (b, c, d)	(0.65)%	2.47%

Ratios/Supplemental Data
Net assets, end of period (in 000’s)	$56,582	$49,451
Ratio of Expenses to Average Net Assets (e,f)	2.22%	2.65%
Ratio of Expenses to Average Net Assets (excluding waivers) (e,f)	2.22%	2.71%
Ratio of Net Investment Income/(Loss) to Average Net Assets (e,f)	3.25%	(0.49)%

*	The AOG Institutional Diversified Fund commenced operations on December 31, 2021.
(a)	Per share amounts are calculated using the average shares method, which appropriately presents the per share data for the period.
(b)	Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distributions, if any.
(c)	Not Annualized.
(d)	Includes adjustments made in accordance with accounting principles generally accepted in the United States and consequently, the net asset value for financial statement purposes and the returns based upon those net assets may differ from the net asset values and returns used for shareholder processing.
(e)	Annualized.
(f)	Includes income and expenses allocated from AOG Institutional Diversified Master Fund (“the Master Fund”). The Master Fund is a diversified, closed-end management investment company, and was organized as a Delaware statutory trust on November 4, 2021. The Fund previously operated in a master-feeder structure and invested all or substantially all of its assets in shares of the Master Fund. As a result of the adoption of the Repurchase Policy, and in connection with the Fund’s operation as an interval fund, the Fund no longer operates as a feeder fund within a master-feeder structure. The Master Fund will be deregistered under the Investment Company Act, but will continue to exist as a wholly owned subsidiary of the Fund. All of the Fund’s current assets are held through the Master Fund.

USE OF PROCEEDS

The proceeds from the sale of Shares of the Fund will be invested as soon as practical. Under normal circumstances, the Fund will invest the proceeds it receives to pursue its investment program and objectives as soon as practicable (but not in excess of six months), consistent with market conditions and the availability of suitable investments, after receipt of such proceeds by the Fund and except to the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or for temporary defensive purposes. Pending such investment, the Fund anticipates that it will invest the proceeds in short-term money market instruments, securities with remaining maturities of less than one year, cash or cash equivalents. A delay in the anticipated use of proceeds could lower returns and reduce the Fund’s distribution to Shareholders or result in a distribution consisting principally of a return of capital.

The Fund will pay the Adviser the full amount of the Management Fee during any period prior to which less than all of the Fund’s assets (including any proceeds received by the Fund from the offering of Fund Shares) are invested in Portfolio Investments.

INVESTMENT PROGRAM

Investment Objective and Policies

The Fund’s investment objective is to seek to provide total return. The investment objective of the Fund is non-fundamental and, therefore, may be changed without Shareholder approval.

Portfolio Investments

The Adviser will seek to achieve the Fund’s investment objective by investing in income-producing assets and assets selected for long-term capital appreciation. The Adviser intends to invest the Fund’s assets primarily in a diversified portfolio of investments, including a mix of liquid, traditional equity and fixed income investments as well as less liquid, alternative and non-traditional investments (collectively, “Portfolio Investments”).

In general, the Fund’s Portfolio Investments are expected to include the following types of investments, both liquid and illiquid: (i) alternative investment funds, including privately offered pooled investment vehicles (“Private Investment Funds”) and publicly offered funds (“Public Investment Funds”); such as interval funds, tender offer funds and business development companies, as well as private equity funds that invest in private debt and credit assets substantially similar to those made by interval funds, tender offer funds, and business development companies that are offered in public offerings or private placements to investors that meet certain suitability standards (collectively, “Investment Funds”), (ii) direct investments U.S. and non-U.S. equity and fixed income assets which may be substantially similar to those made by Investment Funds, including, but not limited to, notes, bonds, and asset-backed securities, made in co-investment transactions with such Investment Funds; (iii) REITs and other real estate investments; (iv) energy and natural resource investments, including, but not limited to MLPs, oil and gas funds and other energy and natural resource funds; (v) commodity investments, including, but not limited to, commodity pools and precious metals; (vi) absolute return investments, including but not limited, to managed futures funds, hedge funds and other absolute return investment vehicles; and (vii) U.S. and non-U.S. equity investments, without limitation on an issuer’s capitalization size or specific markets or sectors. As a registered investment company, the Fund is subject to certain regulatory restrictions in making co-investments with certain entities affiliated with the Adviser in transactions originated by it or its affiliates unless the Fund obtains an exemptive order from the SEC or co-invests alongside the Adviser or its affiliates in accordance with existing regulatory guidance and the allocation policies of the Adviser and its affiliates, as applicable. However, the Fund is permitted to, and may, co-invest alongside the Adviser in transactions where price is the only negotiated point.

In general, the Adviser will seek to allocate the Fund’s assets to benefit from the performance of various sectors, investment styles and industries. In selecting securities for investment, the Adviser will assess the likely risks and returns of the different alternative investment opportunities and evaluate the potential correlation among the investments under consideration. The Adviser will generally seek to invest in securities whose expected risk-adjusted returns are determined to be attractive and are likely to have low correlations among each other. The Fund may also enter into short sales on equity securities that the Adviser believes will underperform the market. Short sales may be done for investment or hedging purposes.

Asset Classes and Instruments. The Fund may gain exposure to the following asset classes through investments in the instruments listed below, subject where noted to certain percentage limits:

1. Public and Private Investment Funds:

a) Privately offered pooled investment vehicles and publicly offered funds, such as interval funds, tender offer funds and business development companies, and

b) Private equity funds that invest in private debt and credit assets substantially similar to those made by interval funds, tender offer funds, and business development companies that are offered in public offerings or private placements to investors that meet certain suitability standards.

2. Direct Investments

a) Direct investments in U.S. and non-U.S. equity and fixed income assets which may be substantially similar to those made by Investment Funds, including, but not limited to, notes, bonds, and asset-backed securities, made in co-investment transactions with such Investment Funds.

3. Real Estate:

a) Publicly-traded and non-traded REITs,

b) Real estate funds, including real estate partnerships, and

c) Direct holdings of real property acquired through entities owned or controlled directly or indirectly by the Fund, including one or more entities that qualify as a REIT for federal income tax purposes such as the REIT Subsidiary.

4. Energy and Natural Resources:

a) MLPs,

b) Oil and gas funds, and

c) Other energy and natural resource funds.

5. Commodities:

a) Commodity pools,

b) Commodity futures,

c) Commodity-linked structured notes,

d) Swap contracts, and

e) Precious metal holdings.

6. Absolute Return Investments: Subject to percentage limits on Private Investment Funds:

a) Hedge funds,

b) Managed futures funds, and

c) Other absolute return investment vehicles, including registered investment companies pursuing absolute return strategies.

7. Equities:

a) U.S. publicly traded equity securities,

b) Foreign developed market publicly traded equity securities, and

c) Emerging market publicly traded equity securities.

Limitations Involving Asset Classes, Industries and Investment Funds

Foreign Investments:

●	No more than 75% of the Fund’s total assets (inclusive of developed and emerging markets).

●	Emerging Markets – The Fund may not invest more than 50% of its total assets in investments in emerging markets.

Derivatives:

●	Derivative instruments in which the Fund may invest include, but are not limited to, options, futures contracts, forward futures contracts and options on futures contracts.

●	The Fund may invest in derivatives for various portfolio management purposes, including, but not limited to, reducing transaction costs, increasing overall liquidity of the Fund, gaining exposure to certain asset classes and to mitigate risks.

Investment Funds: The Fund may invest in eligible asset classes and securities through Public Investment Funds, such as ETFs, closed-end funds, open-end funds (mutual funds), managed futures funds, commodity pools and other publicly and privately offered pooled investment vehicles, including Private Investment Funds.

●	Generally, investment funds that invest predominantly in a particular asset class are considered an investment in that asset class for the purposes of the Fund’s allocation limits.

Wholly-Owned Subsidiaries:

REIT Subsidiaries

●	Direct real estate holdings will generally be held through entities wholly-owned or controlled, directly or indirectly, by the Fund that qualify as a REIT for federal income tax purposes (a “REIT Subsidiary”).The Fund may invest up to 25% of its total assets in a REIT Subsidiary subject to the overall limitation on real estate and the overall limitation on wholly-owned Subsidiaries.

Corporate Subsidiaries (Domestic Private Equity/Oil & Gas)

●	Certain domestic private equity and domestic oil and gas investments may be held through one or more U.S. entities that are taxable as corporations under Subchapter C of the Code that are wholly-owned, directly or indirectly, by the Fund (“Corporate Subsidiaries”).

●	The Fund may invest up to 25% of its assets in a Corporate Subsidiary that invests in domestic oil and gas investments subject to the limitations on commodity investments and energy and natural resources investments.

●	The Fund may invest up to 25% of its assets in a Corporate Subsidiary that invests in domestic private equity.

●	Because any Corporate Subsidiary through which the Fund invests in private equity or private oil and gas investments is treated as a regular taxable corporation for U.S. federal income tax purposes, any Corporate Subsidiary will incur tax expenses. This is different than a typical registered investment company that qualifies for the tax treatment available to a RIC under the Code. The return on investments held in Corporate Subsidiaries will be reduced by the taxes paid.

All Wholly-Owned Subsidiaries will comply with the provisions of the 1940 Act regarding investment policies. Any investment adviser to a Wholly-Owned Subsidiary will comply with the provisions of the 1940 Act relating to investment advisory agreements as if it were an investment adviser to the Fund. Each Wholly-Owned Subsidiary will comply with the provisions of the 1940 Act relating to affiliated transactions and custody of assets.

In applying these allocation limits, the Adviser also will take into account the requirement for qualifying to be taxed as a RIC under the Code.

REIT Subsidiaries. As noted above, the Fund may invest up to 25% of its total assets in one or more REIT Subsidiaries also managed by the Adviser which invests through wholly-owned special purpose companies in direct real estate properties. Investment through a REIT Subsidiary involves risks, including the risk that failure of the REIT Subsidiary to qualify as a REIT will have adverse tax consequences on the REIT Subsidiary and may adversely affect the performance of the Fund, which are more fully described in “Principal Risks—REIT Subsidiary Risk” section of this Prospectus.

To qualify as a REIT, a REIT Subsidiary must satisfy a number of requirements on a continuing basis, including requirements regarding the composition of its assets, sources of its gross income, distributions and stockholder ownership. Since certain activities, if performed by the REIT Subsidiary, may generate non-qualifying gross income, the REIT Subsidiary may form taxable REIT subsidiaries, as defined in the Code, to engage in such activities. While REITs generally are not taxed on income they distribute to their shareholders, even if the REIT Subsidiary qualifies for taxation as a REIT, it may be subject to certain federal, state and local taxes on its income and assets, including taxes on any undistributed income, a 100% tax on gains from “prohibited transactions” (sales of dealer properties), tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. If, for any taxable year, the REIT Subsidiary does not qualify as a REIT, all of its taxable income (including its net capital gain) would be subject to tax at regular corporate rates without any deduction for distributions to shareholders, and such distributions would be taxable as ordinary dividends (generally qualified dividend income for non-corporate shareholders) to the extent of the REIT’s current and accumulated earnings and profits.

Corporate Subsidiaries. U.S. private equity investments, including U.S. private equity funds, and U.S. private oil and gas investments, including U.S. private oil and gas funds, may be held through one or more Corporate Subsidiaries also advised by the Adviser. The Fund may invest up to 25% of its total assets in one or more Corporate Subsidiaries that primarily invest in U.S. private equity investments, including direct investments in U.S. private equity as well as U.S. private equity funds, and up to 25% of its total assets in one or more Corporate Subsidiaries that primarily invest in U.S. private oil and gas investments, including direct investments in U.S. oil and gas as well as U.S. private oil and gas funds. The Fund reserves the right to include non-U.S. investments in such Corporate Subsidiaries as well. Because any Corporate Subsidiary through which the Fund invests in private equity or private oil and gas funds is treated as a regular taxable corporation for U.S. federal income tax purposes, any Corporate Subsidiary will incur tax expenses. The returns on investments held in Corporate Subsidiaries will be reduced by the taxes paid. In calculating its daily net asset value, the Fund will, among other things, account for any Corporate Subsidiary’s deferred tax liability and/or asset balances.

All wholly-owned Subsidiaries. The Fund will consolidate all of its wholly-owned Subsidiaries such as any REIT Subsidiary or Corporate Subsidiary as required under GAAP. The Fund will invest no more than 25% of its assets in wholly-owned Subsidiaries, including Corporate Subsidiaries and REIT Subsidiaries. All Wholly-Owned Subsidiaries will comply with the provisions of the 1940 Act regarding investment policies. Any investment adviser to a Wholly-Owned Subsidiary will comply with the provisions of the 1940 Act relating to investment advisory agreements as if it were an investment adviser to the Fund. Each Wholly-Owned Subsidiary will comply with the provisions of the 1940 Act relating to affiliated transactions and custody of assets.

The SAI contains a list of other fundamental and non-fundamental investment policies of the Fund under the heading “Investment Objective and Policies.”

Leverage

The Fund may employ leverage, including borrowing from banks in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, subject to the limits of the asset coverage requirement of the 1940 Act. The Fund also may borrow money to satisfy repurchase requests from Fund shareholders and to otherwise provide the Fund with temporary liquidity. The 1940 Act requires a RIC to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, and measured at the time indebtedness occurs. This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets, including the value of the assets purchased with the proceeds of its indebtedness. In addition, certain Investment Funds may utilize leverage in their investment programs. Such leverage may take the form of loans for borrowed money, trading on margin or other forms of direct and indirect borrowings, or derivative instruments, including, among others, forward contracts, futures contracts, options, swaps and reverse repurchase agreements, and other instruments and transactions that are inherently leveraged. The Fund’s use of leverage can produce “unrelated business taxable income,” which can pose a meaningful problem for tax-exempt shareholders.

Temporary Investments

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempts to respond to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U.S. government, its agencies or instrumentalities. In these and other cases, the Fund may not achieve its investment objectives. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund’s portfolio manager are subjective.

Other Information Regarding Investment Strategy

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. It is anticipated that the Fund’s portfolio turnover rate will ordinarily be between 25 and 50%. The portfolio turnover rate is not expected to exceed 100% but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. Although the Fund generally does not intend to trade for short-term profits, the Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Higher rates of portfolio turnover typically result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Tax Status” in the SAI.

There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “U.S. Federal Income Tax Matters.”

Investment Allocation and Portfolio Construction

The Fund pursues its investment objective by allocating its assets to build a broad portfolio consisting primarily of the following asset classes: (1) Investment Funds (2) direct investments in U.S. and non-U.S. equity and fixed income assets which may be substantially similar to those made by Investment Funds, (3) REITs and other real estate investments, (4) energy and natural resource investments, (5) commodity investments, (6) absolute return investments, and (7) U.S. and non-U.S. equity investments. The Fund focuses on maintaining a high level of diversification, utilizing multiple investment strategies for each asset class. The Fund emphasizes low expected performance correlation between these six asset classes and where possible, reduced correlation across strategies within an asset class.

The Fund’s equity securities allocation will be based on the Adviser’s near- and long-term performance expectations of the securities. Primary factors influencing these expectations include: (1) current market valuations, (2) earnings expectations, (3) current and expected interest rates and (4) inflation expectations. In making its equity securities allocation decisions, the Adviser will consider the relative opportunities of equity securities compared to other investment classes and will adjust its allocation to equity securities generally and within sub-categories of equity securities, such as U.S., developed non-U.S., and emerging market equity securities. Absolute and relative valuations throughout global equity markets will affect the aggregate equity securities allocation as well as allocations to specific sub-sectors and strategies. Specific equity strategies and allocation targets will be determined based on expectations regarding future market segments, management strength, and expected diversification benefits. The Fund may also enter into short sales on equity securities that the Fund’s Adviser expects to underperform. Short sales are transactions in which the Fund sells a security it does not own. To complete the transaction, the Fund must borrow the security to make delivery to the buyer. The Fund is then obligated to replace the security borrowed by purchasing the security at the market price at or prior to the time of replacement. Short sales may be done for investment or hedging purposes.

The Fund’s real estate allocation will be dependent on current valuations of real estate and the availability of particular real estate investment programs to provide the Fund with exposure to real estate with desired characteristics. The Adviser will evaluate real estate investment programs based on their ability to generate attractive returns and their relative risk/return profiles.

The commodities and precious metals allocation will be influenced by various factors such as global growth projections, expected global demand across sectors, secular pricing trends, access to specific commodities and precious metals, and availability of desirable investment vehicles. Expectations of rising prices and an acceptable means of investment are both key factors in increasing or decreasing allocations to this sector. A pure play (ownership of companies that are active within particular natural resource sectors) to commodities may also be used to secure exposure.

The Fund’s energy and natural resources allocation will target diverse sub-segments of energy and natural resources through various investment vehicles. It is expected that both tradable and non-tradable investment opportunities will be pursued as part of the overall strategy of securing exposure to multiple segments while also seeking to take advantage of characteristics of different investment structures. Factors such as long-term energy trends and expected pricing movements of particular energy forms and natural resources will be considered along with the desirability of specific investment vehicles.

The Fund’s absolute return investments allocation will be added with an emphasis on reducing overall portfolio volatility through lower cross-correlation with other portfolio holdings, and secondarily, lower cross-correlation amongst the individual investments and investment vehicles. It is expected that a variety of strategic approaches will be targeted for investment.

The Fund’s fixed income securities allocation will be based on the Adviser’s expectations regarding future interest rates. Because fixed income investments provide unique diversification benefits, the Adviser intends to purchase liquid fixed income securities, which may be used to satisfy the Fund’s liquidity requirements. See “Repurchases of Shares.” The relative attractiveness of equity and fixed income securities will influence the Fund’s allocation to the remaining investment classes.

The Fund may invest in the following types of securities, subject to certain limitations as set forth below. The Fund is under no obligation to invest in any of these securities.

Equity Investments

U.S. Equities. The Fund’s investments in U.S. equities will consist primarily of investments in publicly-traded equity securities issued by U.S. companies, without limitation on an issuer’s capitalization size or specific markets or sectors. These securities typically trade on the New York Stock Exchange (the “NYSE”) or the NASDAQ Stock Market (“NASDAQ”), although they may trade on other exchanges and markets as well. These investments may also include Investment Funds whose portfolios consist of securities issued by U.S. companies.

Foreign Developed Market Equities. The Fund’s investments in foreign developed market equities will consist primarily of publicly-traded equity securities issued by non-U.S. companies that are domiciled in industrialized countries with growth rates and economic activity similar to the U.S. These investments may include ADRs of non-U.S. companies, which are receipts for the shares of non-U.S. companies held in trust by U.S. banks and entitling the shareholders to all distributions and capital gains. ADRs are available for hundreds of stocks from numerous countries and are traded on U.S. exchanges. These investments may also include Investment Funds whose portfolios consist of securities issued by non-U.S. companies.

Emerging Market Equities. The Fund’s investments in emerging market equities will consist of publicly-traded equity securities issued by non-U.S. companies in “emerging markets,” or those countries that are experiencing higher growth rates that are expected to continue for the foreseeable future and whose economies are becoming industrialized. To achieve an appropriate level of diversification, the Fund may employ several international equity asset managers, each of which may focus on a particular country or region of the world. These investments may also include ADRs and Investment Funds whose portfolios consist of securities issued by non-U.S. companies.

Private Equity Investments. The Fund’s investments in private equity may consist of private equity funds and direct investments in private companies. Private equity investing provides funds to private companies, i.e., companies that are not listed on a stock exchange. Because these companies’ securities are not publicly traded, they are illiquid and therefore may be difficult to sell should the private equity fund seek to sell them prior to a scheduled liquidity event. Types of private equity funds are venture capital funds, which invest in the early stages of a company’s operations during its “start-up” phase, growth equity funds, which invest in existing companies with proven business models, good customer bases, and positive cash flow generation or profits, buyout funds, which invest in established companies requiring capital to restructure or facilitate a change in ownership, and distressed investing funds, which specialize in purchasing the debt or equity of troubled companies that may have defaulted or are on the brink of defaulting. The Fund may invest in any of these types of private equity funds. The Fund may acquire its private equity investments through Corporate Subsidiaries. The Fund intends to qualify as a RIC under Subchapter M of the Code, which requires compliance with certain requirements concerning the sources of its income and diversification of its assets. The Fund’s investments in private equity investments that in turn invest in medium or small capitalization companies that are not formed as corporations can cause challenges for the Fund to comply with these requirements because such investments may not be qualifying assets and may not produce qualifying income.

Real Estate Investments

REITs and Real Estate Funds. The Fund’s investments in REITs and real estate funds will consist of securities that qualify as REITs for U.S. federal income tax purposes. The Fund may invest in both REITs that are listed on a national securities exchange (“Listed REITs”) and REITs that are not listed on a national securities exchange (“Non-Listed REITs”). The Fund will use both macro and micro criteria in its evaluation of Listed REITs. Macro criteria include the relative attractiveness of Listed REITs to the broader market, the impact of the debt capital markets and the supply and demand of commercial real estate overall and the Listed REIT’s specific property types. The micro criteria include the attractiveness of the targeted property type for the REIT, the quality and historical success of management, relative multiples and analysis of the REIT’s yield, whether the Listed REIT is trading at a discount or premium to its NAV and other factors. The Fund will use management and operational analysis in its evaluation of Non-Listed REITs. The management analysis will include evaluating the strength of the Non-Listed REIT’s sponsor and its management team. The operational analysis will include a review of the investment merits of each property type, stability of income, distribution yield and distribution coverage.

Real Estate Limited Partnerships. The Fund may invest in real estate limited partnership interests. These partnership interests are typically securities issued in private placements, meaning that the securities are not registered with the SEC or traded on a national securities exchange, and are only sold to investors meeting certain income or net worth requirements. These partnerships offer the opportunity to generate attractive returns but without the liquidity or required distributions offered by REITs. These partnerships may include a single property or multiple properties as their assets.

Direct Holdings of Real Property. The Fund may make direct investments in all types of commercial real properties, including retail, industrial and office properties. These investments may be, but need not be required to be, made through the REIT Subsidiary. The Fund will seek to acquire properties that will produce attractive returns and potential income with the potential for appreciation in value upon the disposition of a property. The Fund will acquire its properties through entities owned or controlled directly or indirectly by the Fund, including one or more entities that qualify as a REIT for federal income tax purposes such as the REIT Subsidiary. For purposes of complying with the leverage limitations of Section 18 of the 1940 Act, the Fund will treat as its own the borrowings of any entity primarily controlled by the Fund that engages in investment activities in securities or other assets. An entity is “primarily controlled” by the Fund if the Fund has control, as defined in Section 2(a)(9) of the 1940 Act, and the Fund’s control is greater than that of any other person.

Commodities, Energy and Natural Resources

Commodity Investments. The Fund will gain exposure to the commodity sectors by investing in (1) the securities of companies that have a major portion of their operations in the exploration, recovery, production and processing of commodities (“Commodity Issuers”) and (2) commodity-linked derivative instruments, such as swap agreements, commodity futures, commodity-based exchange-traded funds, commodity-linked structured notes and swaps on commodity futures (collectively, the “Commodity Instruments”), either by investing directly in those Commodity Instruments, or indirectly by investing in the Corporate Subsidiary that invests in those Instruments. The Fund may invest in Commodity Issuers and Commodity Instruments listed on U.S. or non-U.S. exchanges, some of which could be denominated in currencies other than the U.S. dollar. The Fund’s investment in the Commodity Issuers and Commodity Instruments provides the Fund with exposure to the investment returns of the commodity sectors without investing directly in physical commodities. Commodities are assets that have tangible properties, such as oil, metals and agricultural products. There is no maximum or minimum exposure to any one Commodity Instrument or any one commodity sector. The Fund intends to qualify as a RIC under Subchapter M of the Code, which requires compliance with certain requirements concerning the sources of its income and diversification of its assets. The Fund’s investments in commodities can cause challenges for the Fund to comply with these requirements because such investments are generally not qualifying assets and may not produce qualifying income.

Precious Metals. The Fund’s precious metals investments will include investments in companies that are involved in the mining of or exploration for precious and rare metals and minerals, including gold, silver, platinum and diamonds, as well as nickel, copper, zinc or other base or common metals or minerals. The Fund may also make direct investments in both precious and base metals or minerals, or may make such investments through Investment Funds whose portfolios consist of direct investments in such metals or minerals, futures contracts on such metals or related options or securities issued by companies involved in the mining of or exploration of metals and minerals.

Energy and Natural Resources Investments. The Fund may invest in multiple energy asset classes, including in publicly-traded securities issued by companies engaged in the exploration, mining, development, fabrication, processing, marketing or distribution of natural resources in the energy sector, including investments in oil and gas. These investments may take the form of long/short equities trading, commodities investments and precious metal investments as described above, MLPs and Investment Funds investing in oil, gas and other energy and natural resources. The Fund may acquire Investment Funds investing in oil, gas and other energy and natural resources through Corporate Subsidiaries.

Master Limited Partnerships. The Fund may invest in MLPs directly and may invest indirectly by investing in Investment Funds that invest in MLPs. MLPs are entities that are structured as limited partnerships or as limited liability companies treated as partnerships. The units for these entities are listed and traded on a U.S. securities exchange. To avoid taxation as a corporation, the entity must receive at least 90% of its income from qualifying sources as set forth in Section 7704(d) of the Code. These qualifying sources include natural resource-based activities such as the exploration, development, mining, production, processing, refining, transportation, storage and marketing of mineral or natural resources. Limited partnerships have two classes of interests – general partner interests and limited partner interests. The general partner typically controls the operations and management of the partnership through an equity interest in the limited partnership (typically up to 2% of total equity). Limited partners own the remainder of the partnership and have a limited role in the partnership’s operations and management.

MLPs organized as limited partnerships generally have two classes of limited partner interests – common units and subordinated units. The general partner of the MLP is typically owned by an energy company, an investment fund, the direct management of the limited partnership or is an entity owned by one or more of such parties. The general partner interest may be held by either a private or publicly traded corporation or other entity. In many cases, the general partner owns common units, subordinated units and incentive distribution rights (“IDRs”), in addition to its general partner interest in the MLP.

MLPs are typically structured such that common units and general partner interests have first priority to receive quarterly cash distributions up to an established minimum amount (“minimum quarterly distributions” or “MQD”). Common units also accrue arrearages in distributions to the extent the MQD is not paid. Once common units have been paid, subordinated units receive distributions of up to the MQD; however, subordinated units do not accrue arrearages. Distributable cash in excess of the MQD paid to both common and subordinated units is distributed to both common and subordinated units generally on a pro rata basis. Whenever a distribution is paid either to common unitholders or subordinated unitholders, the general partner is paid a proportional distribution. The holders of IDRs (usually the general partner) are eligible to receive incentive distributions if the general partner operates the business in a manner which results in distributions paid per unit surpassing specified target levels. As cash distributions to the limited partners increase, the IDRs receive an increasingly higher percentage of the incremental cash distributions. A common arrangement provides that the IDRs can reach a tier where the holder receives 48% of every incremental dollar paid to partners. These IDRs encourage the general partner to streamline costs, increase capital expenditures and acquire assets to increase the partnership’s cash flow and raise the quarterly cash distribution to reach higher tiers. Such results benefit all security holders of the master limited partnership.

Absolute Return Investments

Managed Futures. Managed futures funds are managed by professional money managers known as “commodity trading advisors” that are registered with the CFTC. They generally manage their clients’ assets using a proprietary trading system or a discretionary method that may involve going long or short in futures contracts in a variety of commodities. The Fund may allocate a portion of its assets in one or more managed futures funds with a single or multiple commodity trading advisors.

Hedge Funds. Hedge funds are Private Investment Funds that primarily invest in publicly traded securities, currencies, over-the-counter derivatives, futures contracts, use substantial leverage (in excess of 300% of net assets), sell securities short, or employ certain hedging and arbitrage strategies, and that would be investment companies but for the exceptions provided in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. These funds pursue very diverse strategies and are distinguished from other pooled investment products primarily by their availability to a limited number of select investors, by agreements that lock up the investors’ capital for fixed periods, and by their managers’ performance-based compensation. They may also be distinguished by their use of strategies beyond the scope of most mutual funds. Examples of specialized hedge fund strategies include, but are not limited to equity market neutral, which seeks to purchase and sell equity securities in an attempt to isolate risk to the relative value of one security or basket of securities, convertible arbitrage, which involves the purchase of convertible debt or preferred equity investment concurrent with the short sale of, or a short on an over-the-counter derivative position in the common stock of the issuer of such debt, volatility arbitrage, which entails the use of derivative instruments and can be used on both a stand-alone basis or as a hedging strategy in conjunction with other investment strategies, or fixed income or credit arbitrage, which is designed to identify and exploit anomalous spreads in the prices of functionally equivalent or substitutable securities. The Fund may invest in any of these types of Hedge Funds.

Fixed Income Investments

U.S. Bonds. The Fund’s investments in U.S. bonds will include bonds, notes and debentures issued by publicly-traded and private corporations, debt securities issued by the U.S. government or agency thereof, or debt securities issued by a municipality. The Fund will utilize its investments in U.S. bonds for income, defensive portfolio measures or to maintain liquidity. These investments may also include Investment Funds, whose portfolios consist of U.S. bonds.

Foreign Developed Market Bonds. The Fund’s investments in foreign developed market bonds will include bonds, notes and debentures issued by non-U.S. publicly-traded and private corporations, debt securities issued by a non-U.S. government or agency thereof, or debt securities issued by a non-U.S. municipality. The Fund will utilize its investments in foreign developed market bonds for income, defensive portfolio measures or to maintain liquidity. The issuers of these bonds will be domiciled in industrialized countries with growth rates and economic activity similar to the U.S. These investments may also include Investment Funds whose portfolios consist of foreign developed market bonds.

Emerging Market Bonds. The Fund’s investments in emerging markets bonds will include bonds, notes and debentures in which the issuer is domiciled in an “emerging market.” These bonds, notes and debentures will be issued by non-U.S. publicly-traded and private corporations, debt securities issued by a non-U.S. government or agency thereof, or debt securities issued by a non-U.S. municipality. The Fund will utilize its investments in emerging market bonds for capital appreciation. These investments may also include Investment Funds whose portfolios consist of emerging market bonds.

Real Estate Collateralized Debt. The Fund’s real estate collateralized debt investments will include investments in REITs and other real estate investment vehicles that hold commercial mortgage-backed securities (“CMBS”), or collateralized debt obligations (“CDOs”). CMBS are securities that evidence interests in, or are secured by, a single commercial mortgage loan or a partial or entire pool of commercial mortgage loans. CMBS can be structured as pass-through securities or securities in which cash flows are distributed to multiple classes of securities following a predetermined distribution waterfall, giving priority to selected classes and subordinating other classes. CDOs are multiple class debt securities, or bonds, secured by pools of assets, such as CMBS or mezzanine loans. CDOs may direct all interest payments to one class of security (called an interest only security) and all principal payments, including pre-paid principal, to another class of security. CDOs are typically issued in multiple tranches with varying risk/reward attributes in which some classes are subordinate to others in priority of payment. Both CMBS and CDOs are subject to all of the same risks as the underlying real estate assets.

Mezzanine Debt. The Fund’s mezzanine debt investments will include loans that generally take the form of a subordinated loan secured by a pledge on the ownership interests of an entity that owns commercial real estate, and generally finance the acquisition, refinancing, rehabilitation or construction of commercial real estate. These loans are subordinate to both first and subordinated mortgage loans, as described below, and thereby have more limited rights in the event of a default by virtue of their position in a borrower’s capital structure. This position, however, provides the potential for superior risk-adjusted returns during the term of the loan and at payoff. The Fund’s mezzanine loans may be either short-term (one-to-five year) or long-term (up to 10-year) and may be fixed or floating rate.

Distressed Debt. The Fund’s investments in distressed debt will include investing in the debt of companies experiencing significant financial or operational difficulties that often lead to exchange offers, workouts, financial restructuring, reorganization or special credit event-related situations. These securities generally trade at significant discounts to par value because of these difficulties and because certain classes of investors are precluded, based on their investment mandates, from holding low-credit instruments.

Convertible Debt. The Fund’s investments in convertible debt will include the purchases of convertible debt or preferred equity investments (an instrument that is effectively a bond or has a fixed obligation of repayment with an embedded equity option, non-detachable warrants or an equity-linked or equity-indexed note). Investment returns are driven by a combination of an attractive coupon or dividend yield, interest on the short position and the level of the underlying stock’s volatility (which directly affects the option value of the security’s conversion feature).

Public and Private Investment Funds

Exchange Traded Funds (“ETFs”). The Fund may invest its assets in ETFs that invest primarily in the securities and asset classes discussed above subject to the Fund’s investment restrictions. ETFs are typically passive funds that track their related index and have the flexibility of trading like a security. ETFs are usually structured as trusts and are managed by professionals and provide the investor with diversification, cost and tax efficiency and liquidity. ETF investors have the ability to take long and short positions in ETFs and buy them on margin. ETFs are also useful for hedging purposes, and some provide quarterly dividends. Additionally, some ETFs are structured as unit investment trusts, which are funds that are not actively managed; instead, these funds hold a fixed portfolio of securities or assets and are overseen by trustees. These types of ETFs are usually registered under the 1940 Act. Some ETFs, however, may be grantor trusts which are not typically registered under the 1940 Act. An ETF typically holds a portfolio of securities or contracts designed to track a particular market segment or index.

ETFs generally have two markets. The primary market consists of institutions that exchange a basket of securities plus cash in the form of dividends in exchange for shares of the ETF. The baskets, or units, are frequently large; a typical unit is equivalent to 50,000 ETF shares. The secondary market consists of an organized exchange such as a national securities exchange in which individuals may trade shares, often as little as a single share, during normal trading hours. ETFs are listed on national stock exchanges and are traded like stocks listed on an exchange. ETF shares may trade at a discount or a premium in market price if there is a limited market in such shares. Usually, the trading price is close to the ETF’s NAV because ETFs permit certain financial institutions, called “authorized participants,” to deposit and redeem shares in-kind rather than in cash, to avoid an arbitrage opportunity. This is different from open-end funds that are traded after hours once the NAV is calculated. ETFs share many similar risks with open-end and closed-end funds.

Investments in ETFs are subject to brokerage and other trading costs, which could result in greater expenses to the Fund. ETFs also are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, your cost of investing in the Fund will be higher than the cost of investing directly in ETFs and may be higher than other mutual funds that invest exclusively in stocks and bonds. You will indirectly bear fees and expenses charged by the ETFs in addition to the Fund’s direct fees and expenses. Finally, because the value of ETF shares depends on the demand in the market, the Adviser may not be able to liquidate the Fund’s holdings at the most optimal time, adversely affecting the Fund’s performance.

Closed-End Funds. The Fund may invest its assets in “closed-end” investment companies (or “closed-end funds”) that invest primarily in the securities and asset classes discussed above, subject to the Fund’s investment restrictions. Shares of closed-end funds are typically offered to the public in a one-time initial public offering by a group of underwriters who retain a spread or underwriting commission of between 4% or 6% of the initial public offering price. These closed-end funds then use the proceeds from the initial public offering to purchase securities or other assets.

Such securities are listed for trading on the NYSE or NASDAQ and, in some cases, may be traded in other over-the-counter markets. Because the shares of closed-end funds cannot be redeemed upon demand to the issuer like the shares of an open-end investment company, investors seek to buy and sell shares of closed-end funds in the secondary market.

The Fund generally will purchase shares of closed-end funds in the secondary market. The Fund will incur normal brokerage costs on such purchases similar to the expenses the Fund would incur for the purchase of securities of any other type of issuer in the secondary market. The Fund may, however, also purchase securities of a closed-end fund in an initial public offering when, in the opinion of the Adviser, based on a consideration of the nature of the closed-end fund’s proposed investments, the prevailing market conditions and the level of demand for such securities, they represent an attractive opportunity for growth of capital. The initial offering price typically will include a dealer spread, which may be higher than the applicable brokerage cost if the Fund purchased such securities in the secondary market.

Open-End Funds (mutual funds). Open-end funds, unlike closed-end funds, can issue and redeem shares as necessary; when investors wish to invest, the fund issues new shares in exchange for cash. When existing investors wish to redeem shares, the fund repurchases these shares and pays the investors cash. The Fund may invest in investment companies such as open-end funds that invest primarily in the securities and asset classes discussed above, subject to the Fund’s investment restrictions.

Private Investment Funds. The term “privately offered pooled investment vehicles” or “Private Investment Funds” as used throughout this Prospectus, refers to privately offered pooled investment vehicles and private equity funds that invest in private debt and credit assets substantially similar to those made by interval funds, tender offer funds, and business development companies that are offered in public offerings or private placements to investors that meet certain suitability standards. In general, these interests are subject to underlying lock-ups, are not freely tradable and/or have substantial transfer restrictions and no active trading market but may have certain rights as to redemption.

TYPES OF INVESTMENTS AND RELATED RISKS

All investments carry risks to some degree. The Fund cannot guarantee that its investment objective will be achieved or that its strategy of investing in the Fund will be successful. An investment in the Fund involves substantial risks, including the risk that the entire amount invested may be lost.

The Fund has been organized as a continuously offered, closed-end management investment company. Closed-end funds differ from open-end funds (commonly known as mutual funds) in that investors in closed-end funds do not have the right to redeem their shares on a daily basis. Unlike closed-end funds that list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. Therefore, an investment in the Fund, unlike an investment in a typical closed-end fund, is not a liquid investment. To provide some liquidity to Shareholders, the Fund has been structured as an “interval fund” and will provide annual repurchase offers in the third quarter of the calendar year for a limited amount of the Fund’s Shares (not less than 5% and no more than 25%). The first repurchase request deadline of the Fund shall occur no later than two calendar quarters after the Fund’s initial effective date. In addition to this minimum repurchase offer, the Fund may, in the sole discretion of the Fund’s Board, make additional written tender offers of its outstanding Shares pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), at such times and in such amounts as the Board may determine, with such repurchases typically to occur on March 15, June 15, and December 15 of each year.

No guarantee or representation is made that the investment program of the Fund will be successful, that the various investments selected by the Fund will produce positive returns or avoid losses or that the Fund will achieve its investment objectives.

The following discussions of the various risks associated with the Fund and its Shares are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund. Prospective investors should read this entire Prospectus and consult with their own advisors before deciding whether to invest in the Fund. In addition, as the Fund’s investment program changes or develops over time, an investment in the Fund may be subject to risk factors not described in this Prospectus. The Fund will update this Prospectus to account for any material changes in the risks involved with an investment in the Fund.

Equity Securities Risk. When the Fund invests in equity securities, the Fund’s investments in those securities are subject to price fluctuations based on a number of reasons, including changes in investors’ perceptions of the financial condition of an issuer, the general condition of the relevant stock market and broader domestic and international political and economic events. They may also decline due to factors which affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. The value of a particular equity security held by the Fund may decline for a number of other reasons which directly relate to the issuer, such as management performance, financial leverage, the issuer’s historical and prospective earnings, the value of its assets and reduced demand for its goods and services. In addition, equity securities prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase. The prices of common equity securities are also sensitive to the market risks described above. Common equity securities in which the Fund may invest are structurally subordinated to preferred equity securities, bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and are therefore inherently riskier than preferred stock or debt instruments of such issuers. In addition, dividends on common equity securities which the Fund may hold are not fixed but are declared at the discretion of an issuer’s board of directors. There is no guarantee that the issuers of the common equity securities in which the Fund invests will declare dividends in the future or that, if declared, they will remain at current levels or increase over time.

Real Estate Securities Risks. The Fund may invest in publicly-traded and non-traded REITs or Investment Funds that hold real estate as well as invest in real estate directly through entities owned or controlled directly or indirectly by the Fund, including one or more entities that qualify as a REIT for federal income tax purposes, such as the REIT Subsidiary. As a result, its portfolio may be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. The value of companies investing in real estate is affected by, among other things: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions; overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates. Many real estate companies utilize leverage, which increases investment risk and could adversely affect a company’s operations and market value in periods of rising interest rates. The value of securities of companies in the real estate industry may go through cycles of relative under-performance and over-performance in comparison to equity securities markets in general.

There are also special risks associated with particular sectors, or real estate operations generally, as described below:

Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Office Properties. Office properties are affected by the overall health of the economy, and other factors such as a downturn in the businesses operated by their tenants, obsolescence and non-competitiveness.

Hotel Properties. The risks of hotel properties include, among other things, the necessity of a high level of continuing capital expenditures, competition, increases in operating costs which may not be offset by increases in revenues, dependence on business and commercial travelers and tourism, increases in fuel costs and other expenses of travel, and adverse effects of general and local economic conditions. Hotel properties tend to be more sensitive to adverse economic conditions and competition than many other commercial properties.

Healthcare Properties. Healthcare properties and healthcare providers are affected by several significant factors, including federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations, continued availability of revenue from government reimbursement programs and competition on a local and regional basis. The failure of any healthcare operator to comply with governmental laws and regulations may affect its ability to operate its facility or receive government reimbursements.

Multifamily Properties. The value and successful operation of a multifamily property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage rates, the presence of competing properties, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.

Community Centers. Community center properties are dependent upon the successful operations and financial condition of their tenants, particularly certain of their major tenants, and could be adversely affected by bankruptcy of those tenants. In some cases, a tenant may lease a significant portion of the space in one center, and the filing of bankruptcy by that tenant could cause significant revenue loss. Like others in the commercial real estate industry, community centers are subject to environmental risks and interest rate risk. They also face the need to enter into new leases or renew leases on favorable terms to generate rental revenues. Community center properties could be adversely affected by changes in the local markets where their properties are located, as well as by adverse changes in national economic and market conditions.

Self-Storage Properties. The value and successful operation of a self-storage property may be affected by a number of factors, such as the ability of the management team, the location of the property, the presence of competing properties, changes in traffic patterns and effects of general and local economic conditions with respect to rental rates and occupancy levels.

Other factors may contribute to the risk of real estate investments:

Development Issues. Certain real estate companies may engage in the development or construction of real estate properties. These companies in which the Fund invests (“portfolio companies”) are exposed to a variety of risks inherent in real estate development and construction, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, and the risk that prices of construction materials or construction labor may rise materially during the development.

Lack of Insurance. Certain of the portfolio companies may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles. Should any type of uninsured loss occur, the portfolio company could lose its investment in, and anticipated profits and cash flows from, a number of properties and, as a result, adversely affect the Fund’s investment performance.

Dependence on Tenants. The value of the Fund’s portfolio companies’ properties and the ability to make distributions to their shareholders depend upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments. Changes beyond the control of our portfolio companies may adversely affect their tenants’ ability to make their lease payments and, in such event, would substantially reduce both their income from operations and ability to make distributions to our portfolio companies and, consequently, the Fund.

Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

Environmental Issues. In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, a portfolio company may be considered an owner, operator or responsible party of such properties and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and liabilities for injuries to persons and property. The existence of any such material environmental liability could have a material adverse effect on the results of operations and cash flow of any such portfolio company and, as a result, the amount available to make distributions on shares of the Fund could be reduced.

REIT Risk. Investments in REITs will subject the Fund to various risks. REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. REITs often invest in highly leveraged properties. Returns from REITs, which typically are small or medium capitalization stocks, may trail returns from the overall stock market. In addition, changes in interest rates may hurt real estate values or make REIT shares less attractive than other income-producing investments. REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation.

Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities in which the Fund invests with the expectation that they will be taxed as a REIT will qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment. REITs can be classified as equity REITs, mortgage REITs and hybrid REITs. Equity REITs invest primarily in real property and earn rental income from leasing those properties. They may also realize gains or losses from the sale of properties. Equity REITs will be affected by conditions in the real estate rental market and by changes in the value of the properties they own. Mortgage REITs invest primarily in mortgages and similar real estate interests and receive interest payments from the owners of the mortgaged properties. Mortgage REITs will be affected by changes in creditworthiness of borrowers and changes in interest rates. Hybrid REITs invest both in real property and in mortgages.

Commodities Risk. Exposure to the commodities markets may subject the Fund to greater volatility than investments in more traditional securities. The value of commodity-linked investments may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or sectors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs and international economic, political and regulatory developments. The prices of energy, industrial metals, precious metals, agriculture and livestock sector commodities may fluctuate widely due to factors such as changes in value, supply and demand and governmental regulatory policies. The energy sector can be significantly affected by changes in the prices and supplies of oil and other energy fuels, energy conservation, the success of exploration projects, and tax and other government regulations, policies of the Organization of Petroleum Exporting Countries (“OPEC”) and relationships among OPEC members and between OPEC and oil-importing nations. The metals sector can be affected by sharp price volatility over short periods caused by global economic, financial and political factors, resource availability, government regulation, economic cycles, changes in inflation or expectations about inflation in various countries, interest rates, currency fluctuations, metal sales by governments, central banks or international agencies, investment speculation and fluctuations in industrial and commercial supply and demand. Commodity-linked investments are often offered by companies in the financial services sector, including the banking, brokerage and insurance sectors. As a result, events affecting issuers in the financial services sector may cause the Fund’s share value to fluctuate. Although investments in commodities typically move in different directions than traditional equity and debt securities, when the value of those traditional securities is declining due to adverse economic conditions, there is no guarantee that these investments will perform in that manner, and at certain times the price movements of commodity-linked investments have been parallel to those of debt and equity securities. The Fund intends to qualify as a RIC under Subchapter M of the Code, which requires compliance with certain requirements concerning the sources of its income and diversification of its assets. The Fund’s investments in commodities can cause challenges for the Fund to comply with these requirements because such investments are generally not qualifying assets and may not produce qualifying income.

Derivatives Risk. The Fund and certain Investment Funds may invest their assets in derivatives, such as futures, forwards and options contracts. The use of such derivatives may expose the Fund or Investment Fund to additional risks that it would not be subject to if it invested directly in the securities and commodities underlying those derivatives. The use of derivatives by Fund or the Investment Funds could subject the Fund to regulation by the CFTC as a commodity pool requiring compliance with certain CFTC rules. The risks associated with the Fund and Investment Funds’ use of futures and options contracts include:

●	Experiencing losses that exceed losses experienced by funds that do not use futures contracts and options.

●	There may be an imperfect correlation between the changes in market value of the securities held and the prices of futures and options on futures.

●	Although futures contracts are generally liquid instruments, under certain market conditions there may not always be a liquid secondary market for a futures contract. As a result, the Fund or Investment Fund may be unable to close out its futures contracts at a time which is advantageous.

●	Trading restrictions or limitations may be imposed by an exchange, and government regulations may restrict trading in futures contracts and options.

●	Because option premiums paid or received by the Fund or Investment Fund are small in relation to the market value of the investments underlying the options, buying and selling put and call options can be more speculative than investing directly in securities.

Futures and Options Risk. The Fund or certain Investment Funds may trade in futures contracts (and options on futures). Some futures positions may be illiquid because, for example, most U.S. commodity exchanges limit fluctuations in certain futures contract prices during a single day by regulations referred to as “daily price fluctuation limits” or “daily limits.” Under such daily limits, during a single trading day no trades may be executed at prices beyond the daily limits. Once the price of a contract for a particular future has increased or decreased by an amount equal to the daily limit, positions in the future can neither be taken nor liquidated unless traders are willing to effect trades at or within the limit. Futures contract prices on various commodities or financial instruments occasionally have moved the daily limit for several consecutive days with little or no trading. Similar occurrences could prevent the Fund or an Investment Fund from promptly liquidating unfavorable positions and subject the Fund or Investment Fund to substantial losses. In addition, the Fund or an Investment Fund may not be able to execute futures contract trades at favorable prices if trading volume in such contracts is low. It is also possible that an exchange or a regulator (such as the CFTC) may suspend trading in a particular contract, order immediate liquidation and settlement of a particular contract or order that trading in a particular contract be conducted for liquidation only. In addition, the CTFC and various exchanges impose speculative position limits on the number of positions that may be held in particular commodities. Trading in commodity futures contracts and options are highly specialized activities that may entail greater than ordinary investment or trading risks. When options are purchased over the counter, the Fund bears the risk that the counter-party that wrote the option will be unable or unwilling to perform its obligations under the option contract. Such options may also be illiquid, and in such cases, the Fund may have difficulty closing out its position.

Short Sale Risk. The Fund and some Investment Funds may sell securities short. In such short sales, the Fund or the Investment Funds will incur a loss as a result of a short sale position if the price of the security sold short increases between the date of the short position sale and the date on which the Fund or Investment Fund purchases an offsetting position. The Fund or Investment Fund will incur borrowing and dividend expenses on securities sold short. Positions in shorted securities are speculative and riskier than “long” positions (purchases) because the cost of the replacement security is unknown. Therefore, the potential loss on an uncovered short sale is unlimited, whereas the potential loss on long positions is limited to the original purchase price. In contrast to the Fund or Investment Fund’s long positions, for which the risk of loss is typically limited to the amount invested, the potential loss on the Fund or Investment Fund’s short positions is unlimited; however, the Fund intends to manage its investments in compliance with Section 18(f) of the 1940 Act, to ensure that a Shareholder will not lose more than the amount invested in the Fund. The Fund or Investment Fund’s long positions could decline in value while the value of the short positions increase, thereby increasing the Fund or Investment Fund’s overall potential for loss. Market factors may prevent the Fund or any Investment Fund from closing out a short position at the most desirable time or at a favorable price.

Master Limited Partnerships and Energy Sector Risks. The Fund may invest in MLPs directly and may invest indirectly by investing in Investment Funds that invest in MLPs. The underlying MLPs will be focused in the energy sector. An investment in MLP units involves certain risks which differ from an investment in the securities of a corporation. Holders of MLP units have limited control and voting rights on matters affecting the partnership. In addition, there are certain tax risks associated with an investment in MLP units and conflicts of interest exist between common unit holders and the general partner, including those arising from incentive distribution payments. Additional risks include the following: A decrease in the production of natural gas, natural gas liquids, crude oil, coal or other energy commodities or a decrease in the volume of such commodities available for transportation, mining, processing, storage or distribution may adversely impact the financial performance of MLPs. To maintain or grow their revenues, these companies need to maintain or expand their reserves through exploration of new sources of supply, through the development of existing sources, through acquisitions, or through long-term contracts to acquire reserves. The financial performance of MLPs may be adversely affected if they, or the companies to whom they provide the service, are unable to cost-effectively acquire additional reserves sufficient to replace the natural decline. Various governmental authorities have the power to enforce compliance with regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including civil fines, injunctions or both. Stricter laws, regulations or enforcement policies could be enacted in the future which would likely increase compliance costs and may adversely affect the financial performance of MLPs. Volatility of commodity prices, which may lead to a reduction in production or supply, may also negatively impact the performance of MLPs. MLPs are also subject to risks that are specific to the industry they serve. MLPs that provide crude oil, refined product, natural gas liquids and natural gas services are subject to supply and demand fluctuations in the markets they serve which will be impacted by a wide range of factors, including fluctuating commodity prices, weather, increased conservation or use of alternative fuel sources, increased governmental or environmental regulation, depletion, rising interest rates, declines in domestic or foreign production, accidents or catastrophic events, and economic conditions, among others. As a partnership, an MLP has no tax liability at the entity level. If, as a result of a change in current law or as a result of a change in an MLP’s business, an MLP were treated as a corporation for federal income tax purposes, such an MLP would be obligated to pay federal income tax on its income at the corporate tax rate. If an MLP were classified as a corporation for federal income tax purposes, the amount of cash available for distribution by the MLP would be reduced and distributions received by investors would be taxed under federal income tax laws applicable to corporate dividends (as dividend income, return of capital, or capital gain). Therefore, treatment of an MLP as a corporation for federal income tax purposes would result in a reduction in the after-tax return to investors, as compared to an MLP that is not taxed as a corporation, likely causing a reduction in the value of Fund shares.

For taxable years beginning before 2026, non-corporate investors in certain MLPs may claim up to a 20% “qualified business income” deduction for certain MLP income but, absent future legislation or guidance, RICs, such as the Fund, with investments in MLPs may not pass through this special treatment their shareholders.

Tax Risk. The Fund faces the risk that it could fail to qualify as a RIC under Subchapter M of the Code. In addition, changes in tax laws or regulations, or interpretations thereof, possibly with retroactive effect, could adversely affect the Fund and/or its shareholders. The federal, state, local and foreign income and other tax consequences of an investment in Fund shares will depend on the facts of each investor’s situation. Investors are encouraged to consult their own tax advisors regarding the specific tax consequences that may affect such investors.

Fixed Income Securities Risk. When the Fund invests in fixed income securities, directly or through Investment Funds, the value of the Fund’s investment may fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Credit Risk. There is a risk that debt issuers will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition deteriorates. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the security. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities, thereby reducing the value of your investment in Fund shares. In addition, default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

High Yield Securities Risk. Lower-quality bonds, known as “high yield” or “junk” bonds, present a significant risk for loss of principal and interest. These bonds offer the potential for higher return, but also involve greater risk than bonds of higher quality, including an increased possibility that the bond’s issuer, obligor or guarantor may not be able to make its payments of interest and principal. If that happens, the value of the bond may decrease, the Fund’s share price may decrease, and its income may be reduced. An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the Fund’s ability to sell its bonds. Such securities also may include “Rule 144A” securities, which are subject to resale restrictions. The lack of a liquid market for these bonds could decrease the Fund’s share price. Investments in high yield securities are considered primarily speculative with respect to the issuer’s continuing ability to make principal and interest payments.

Foreign Investment Risk. Foreign securities may be issued and traded in foreign currencies. As a result, changes in exchange rates between foreign currencies may affect their values in U.S. dollar terms. For example, if the value of the U.S. dollar goes up, compared to a foreign currency, a loan payable in that foreign currency will go down in value because it will be worth fewer U.S. dollars. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. The Fund and certain Investment Funds may employ hedging techniques to minimize these risks, but there can be no assurance that the Fund or Investment Funds will, in fact, hedge currency risk or, that if the Fund or an Investment Fund does, such strategies will be effective. The political, economic, and social structure of some foreign countries may be less stable and more volatile than those in the United States. Investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. A government may take over assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult for us to vote proxies, exercise stockholder rights, and pursue legal remedies with respect to foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries and securities and currency markets, and the value of our investments, in non-U.S. countries. These factors are extremely difficult, if not impossible, to predict and to consider with respect to the Fund’s investments in foreign securities. Brokerage commissions and other fees generally are higher for foreign securities. Government supervision and regulation of foreign stock exchanges, currency markets, trading systems and brokers may be less than in the United States. The procedures and rules governing foreign transactions and custody (holding of the Fund’s assets) may involve delays in payment, delivery or recovery of money or investments. Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies, and some countries may lack uniform accounting and auditing standards. Thus, in certain situations, there may be less information publicly available about foreign companies than about most U.S. companies. Certain foreign securities may be less liquid (harder to sell) and more volatile than many U.S. securities. This means the Fund may at times be unable to sell foreign securities at favorable prices. Dividend and interest income from foreign securities may be subject to withholding taxes by the country in which the issuer is located, and the Fund may not be able to pass through to its shareholders’ foreign tax credits or deductions with respect to these taxes.

Emerging Market Risk. The Fund may invest a portion of its assets in countries with newly organized or less developed securities markets directly or indirectly through its investments in Investment Funds. There are typically greater risks involved in investing in emerging markets securities. Generally, economic structures in these countries are less diverse and mature than those in developed countries and their political systems tend to be less stable. Emerging market economies may be based on only a few industries, therefore security issuers, including governments, may be more susceptible to economic weakness and more likely to default. Emerging market countries also may have relatively unstable governments, weaker economies, and less-developed legal systems with fewer security holder rights. Investments in emerging market countries may be affected by government policies that restrict foreign investment in certain issuers or industries. The potentially smaller size of their securities markets and lower trading volumes can make investments relatively illiquid and potentially more volatile than investments in developed countries, and such securities may be subject to abrupt and severe price declines. Due to this relative lack of liquidity, the Fund may have to accept a lower price or may not be able to sell a portfolio security at all. An inability to sell a portfolio position can adversely affect the Fund’s or Investment Fund’s value or prevent the Fund or Investment Fund from being able to meet cash obligations or take advantage of other investment opportunities.

Restricted and Illiquid Investments Risk. The Fund’s and certain Investment Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund or Investment Fund would be difficult to sell, possibly preventing the Fund or Investment Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund or Investment Fund to dispose of other investments at unfavorable times or prices to satisfy its obligations. Investment Funds with principal investment strategies that involve securities of non-traded REITs, companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

Leverage Risk. The use of leverage, such as borrowing money to purchase securities, by the Fund or certain Investment Funds will magnify the Fund’s or Investment Fund’s gains or losses. The use of leverage via short selling and short positions in futures contracts will also magnify the Fund’s or Investment Fund’s gains or losses. The use of leverage by the Fund or the Investment Funds can substantially increase the adverse impact of risks to which an investment in the Fund may be subject. Generally, the use of leverage also will cause the Fund or Investment Fund to have higher expenses (especially interest and/or short selling-related dividend expenses) than those of funds that do not use such techniques. Trading securities on margin results in interest charges and, depending on the amount of trading activity, such charges could be substantial. The level of interest rates generally, and the rates at which the Fund and the Investment Funds can borrow in particular, can affect the operating results of the Fund. The low margin deposits normally required in futures and forward trading permit a high degree of leverage; accordingly, a relatively small price movement in a futures contract can result in immediate and substantial losses to the investor. Such a high degree of leverage necessarily entails a high degree of risk. In addition, a lender to the Fund or Investment Fund may terminate or refuse to renew any credit facility. If the Fund or Investment Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns of the Fund. The Fund’s use of leverage can produce “unrelated business taxable income”, which can pose a meaningful problem for tax-exempt shareholders.

REIT Subsidiary Risk. By investing in the REIT Subsidiary, the Fund is indirectly exposed to risks associated with the REIT Subsidiary’s direct investments in real estate. Because the REIT Subsidiary is not registered under the 1940 Act, the Fund, as an investor in the REIT Subsidiary, will not have the protections offered to investors in registered investment companies. Changes in the laws of the United States, under which the Fund and the REIT Subsidiary are organized, including the regulations under the Code, could result in the inability of the Fund and/or the REIT Subsidiary to operate as described in this Prospectus and the SAI and could negatively affect the Fund and its shareholders. There can be no assurance that the REIT Subsidiary’s qualification as a REIT for federal income tax purposes can be continued. If the REIT Subsidiary fails to so qualify, it will be subject to tax on its taxable income at regular corporate rates.

Corporate Subsidiary Risk. By investing through a Corporate Subsidiary, the Fund is indirectly exposed to risks associated with a Corporate Subsidiary’s direct investments in private equity or oil and gas. Because a Corporate Subsidiary is not registered under the 1940 Act, the Fund, as an investor in the Corporate Subsidiary, will not have the protections offered to investors in registered investment companies. Changes in the laws of the United States or other jurisdiction, such as Delaware, under which the Fund and a Corporate Subsidiary are organized, including the regulations under the Code, could result in the inability of the Fund and/or the Corporate Subsidiary to operate as described in this Prospectus and the SAI and could negatively affect the Fund and its shareholders. As the Fund intends to qualify as a RIC, dividends received by the Fund from a Corporate Subsidiary and distributed to its shareholders will not be subject to U.S. federal income taxes at the Fund level, however, the Corporate Subsidiary will generally be subject to federal and state income taxes on its income, including any income the Corporate Subsidiary may recognize on the sale of an interest in private equity or private oil and gas funds that it holds. As a result, the net return to the Fund on such investments that are held by the Corporate Subsidiary will be reduced to the extent that the subsidiary is subject to income taxes. Additionally, in calculating its daily net asset value in accordance with generally accepted accounting principles, the Fund will account for the deferred tax liability and/or asset balances of the Corporate Subsidiary. Any Corporate Subsidiary used by the Fund will accrue a deferred income tax liability balance, at the current maximum statutory U.S. federal income tax rate (currently 21%) plus an estimated state and local income tax rate, for its future tax liability associated with the capital appreciation of its investments and the distributions received by it on equity securities considered to be return of capital. Upon a Corporate Subsidiary’s sale of a portfolio security, such Corporate Subsidiary will be liable for previously deferred taxes. Any deferred tax liability balance of a Corporate Subsidiary will reduce the Fund’s net asset value.

Management Risk. The NAV of the Fund changes daily based on the performance of the securities, derivatives and other instruments in which it invests. The Adviser’s and Investment Funds’ managers’ judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests (directly or indirectly) may prove to be incorrect and may not produce the desired results. Additionally, the Adviser’s judgments about the potential performance of Investment Funds may also prove incorrect and may not produce the desired results.

Investment Funds Risk. The Fund may obtain investment exposure to various asset classes by investing in other investment companies, including registered investment companies, such as ETFs, mutual funds and closed-end funds, as well as Hedge Funds, private equity funds or other Private Investment Funds that are not registered under the 1940 Act. Additional risks of investing in Investment Funds, where noted, are described below:

Strategies Risk. Each Investment Fund is subject to specific risks, depending on the nature of the fund. These risks could include liquidity risk, sector risk, and foreign currency risk, as well as risks associated with fixed income securities and commodities among others. Also, the Fund’s performance depends in part upon the performance of the Investment Fund managers and selected strategies, the adherence by such Investment Fund managers to such selected strategies, the instruments used by such Investment Fund managers and the Adviser’s ability to select Investment Funds and strategies and effectively allocate Fund assets among them.

Multiple Levels of Fees and Expenses. By investing in Investment Funds indirectly through the Fund, the investor bears asset-based fees at the Fund level, in addition to any asset-based fees and/or performance-based fees and allocations at the Investment Fund level. Moreover, an investor in the Fund bears a proportionate share of the fees and expenses of the Fund (including organizational and offering expenses, operating costs, sales charges, brokerage transaction expenses, and administrative fees) and, indirectly, similar expenses of the Investment Funds. Thus, an investor in the Fund may be subject to higher fees and operating expenses than if he or she invested in an Investment Fund directly.

Risk Related to Net Asset Value and Market Price. The market value of the ETFs and closed-end fund shares may differ from their NAV. This difference in price may be due to the fact that the supply and demand in the market for fund shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when shares trade at a premium or discount to NAV.

Unregistered Investment Funds Risk. A significant portion of the vehicles in which the Fund may invest will likely not be subject to the 1940 Act. As a result, the Fund’s investments will not be subject to certain protections afforded to investors under the 1940 Act. These protections include, but are not limited to, certain corporate governance standards, as well as statutory protections against self-dealing and leverage limitations.

Additional Private Investment Funds Risk. Due to the Fund’s investments in Private Investment Funds, the Fund is subject to risks associated with legal and regulatory changes applicable to financial institutions generally or Hedge Funds, such as the Private Investment Funds in particular. The Fund may not be able to invest in certain Private Investment Funds that are oversubscribed or closed, or the Fund may be able to allocate only a limited amount of assets to a Private Investment Fund that has been identified as an attractive investment opportunity. The Fund’s investments in certain Private Investment Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. The Fund may invest indirectly a substantial portion of its assets in Private Investment Funds that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Many of the Fund’s assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The Fund, upon its redemption of all or a portion of its interest in a Private Investment Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.

Private Investment Fund returns may exhibit greater correlations among each other or with fixed-income or equity indices than anticipated by the Adviser, particularly during times of general market turmoil. Private Investment Fund managers may invest the Private Investment Funds’ assets in securities of non-U.S. issuers, including those in emerging markets, and the Fund’s assets may be invested in Private Investment Funds that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. A Private M Investment Fund manager may focus on a particular industry or sector, (e.g., energy, utilities, financial services, healthcare, consumer products, industrials and technology), which may subject the Private Investment Fund, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. A Private Investment Fund manager may focus on a particular country or geographic region, which may subject the Private Investment Fund, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions. Private Investment Fund managers may use derivatives for speculative or hedging purposes. Private Investment Fund managers may have limited operating histories upon which to evaluate their performance, and some Private Investment Fund managers may not be registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Private Investment Funds may incur leverage for investment or other purposes, which may increase the volatility of the Private Investment Funds. Private Investment Fund managers may sell short securities held by Private Investment Funds, which presents the theoretical risk of unlimited loss because of increases in the market price of the security sold short, and the risk that Private Investment Funds’ short selling activities may be adversely affected by regulatory restrictions that may be imposed at any time. Private Investment Fund managers may change their investment strategies at any time. Private Investment Fund managers may invest the Private Investment Funds’ assets without limitation in restricted and illiquid securities. Private Investment Fund managers may invest the Private Investment Funds’ assets in equity securities without limitation as to market capitalization, such as those issued by smaller capitalization companies, including micro-cap companies, the prices of which may be subject to erratic market movements. Private Investment Fund managers may charge Private Investment Fund investors (such as the Fund) asset-based fees and incentive allocations or fees of as much as 20% of a Private Investment Fund’s net profits (or more in certain limited circumstances), which may create incentives for Private Investment Fund managers to make investments that are riskier or more speculative than in the absence of these fees.

Additional Risk. The strategy of investing in Investment Funds could affect the timing, amount and character of distributions to you and therefore may increase the amount of taxes you pay. In addition, certain prohibitions on the acquisition of investment company shares by the Fund may prevent the Fund from allocating investments in the manner the Adviser considers optimal. Generally, the Fund may purchase in the aggregate only up to 3% of the total outstanding voting stock of any investment company, such as closed-end funds, mutual funds or ETFs, unless it is able to make purchases in reliance upon an Investment Fund’s exemptive order that permits investments in excess of the limits stated above.

Business and Regulatory Risks. Legal, tax and regulatory changes (including laws relating to taxation of the Fund’s investments, trade barriers and currency exchange controls), as well as general economic and market conditions (such as interest rates, availability of credit, credit defaults, inflation rates and general economic uncertainty) and national and international political circumstances (including wars, terrorist acts or security operations), may adversely affect the Fund.

Repurchase Offers and Limited Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and, as such, has adopted a fundamental policy to make annual repurchase offers, at per-class NAV, of not less than 5% and no more than 25% of the Fund’s outstanding Shares on the repurchase request deadline. Pursuant to this policy, the Fund will offer to purchase only a small portion of its Shares each quarter, and there is no guarantee that Shareholders will be able to sell all of the Shares that they desire to sell in any particular repurchase offer. Under current regulations, such offers must be for not less than 5% and no more than 25% of the Fund’s Shares outstanding on the repurchase request deadline. Investors should understand there is likely to be little or no willingness on the Board’s part to move to the 25% level in connection with any particular repurchase offer. If a repurchase offer is oversubscribed, the Fund may repurchase only a pro rata portion of the Shares tendered by each Shareholder. The potential for proration may cause some investors to tender more Shares for repurchase than they wish to have repurchased. The NAV of the Fund’s Shares tendered in a repurchase offer may decline between the repurchase request deadline and the date on which the NAV for tendered Shares is determined. In addition to this minimum repurchase offer, the Fund may, in the sole discretion of the Fund’s Board, make additional written tender offers of its outstanding Shares pursuant to Rule 13e-4 of the Exchange Act at such times and in such amounts as the Board may determine, with such repurchases typically to occur on March 15, June 15, and December 15 of each year. In addition, the repurchase of Shares by the Fund will be a taxable event to Shareholders, potentially even to those Shareholders that do not participate in the repurchase. For a discussion of these tax consequences, please see “Taxes” and “Tax Matters” in the Fund’s SAI.

Shares in the Fund provide limited liquidity since Shareholders will not be able to redeem Shares on a daily basis. A Shareholder may not be able to tender its Shares in the Fund promptly after it has made a decision to do so. In addition, with very limited exceptions, Shares are not transferable, and liquidity will be provided only through repurchase offers made annually by the Fund. Shares in the Fund are therefore suitable only for investors who can bear the risks associated with the limited liquidity of Shares and should be viewed as a long-term investment.

The Fund’s repurchase policy will have the effect of decreasing the size of the Fund over time from what it otherwise would have been. Such a decrease may therefore force the Fund to sell assets it would not otherwise sell. It may also reduce the investment opportunities available to it and cause its expense ratio to increase.

If a Shareholder tenders all of its Shares (or a portion of its Shares) in connection with a repurchase offer made by the Fund, that tender may not be rescinded by the Shareholder after the date on which the repurchase offer terminates. However, although the amount payable to the Shareholder will be based on the value of the Fund’s assets as of the repurchase date, the amount of Shares that are tendered by Shareholders generally will not be determined until as many as 14 days after the repurchase offer terminates. Thus, a Shareholder will not know its repurchase price until after it has irrevocably tendered its Shares.

Nature of the Fund. The Fund may make investments in Private Investment Funds, the managers of which may have relatively short track records and that may rely on a limited number of key personnel. Such Private Investment Funds invest may in turn invest in portfolio companies that have no, or relatively short, operating histories, which may have to compete with other companies with greater resources, which are also dependent upon a few key individuals for the successful development and manufacture of products, management, marketing or other critical functions, which may be engaged in a rapidly changing business with products subject to substantial risk of obsolescence or which may require substantial additional capital to support. The Fund will not necessarily have the opportunity to evaluate the economic, financial and other information that will be used by the managers of the Private Investment Funds in their selection, structuring, monitoring, and disposition of assets.

Multiple Levels of Expense. Shareholders will pay the fees and expenses of the Fund and accordingly will indirectly bear the fees, expenses and carried interest (if any) of the Private Investment Funds in which the Fund invests. This will result in greater expense to the Shareholders than if such fees, expenses and, as applicable, carried interest were not charged by the Fund and the Private Investment Funds.

Limited Operating History. The Fund has a limited operating history upon which potential investors can evaluate its likely performance. The prior investment performance of the Adviser or of private equity investment funds managed by the managers of the Private Investment Funds, are not guarantees or predictions of the results that the Funds will achieve. In addition, the Fund may not be able to raise a sufficient level of assets to support its operations, in which case the Adviser may determine to discontinue operating the Fund and liquidate the Fund’s assets.

Limitations on Transfer. The transferability of Shares is subject to certain restrictions contained in the Fund’s Declaration of Trust and is affected by restrictions imposed under applicable securities laws. Shares are not traded on any national securities exchange or other market. While it is anticipated that Shareholders will be able to attempt to buy and sell Shares through the Nasdaq Fund Secondaries auction process discussed in this Prospectus, there can be no guarantees that the Fund will utilize the Nasdaq Fund Secondaries auction process. Therefore, Shares should only be acquired by investors able to commit their funds for an indefinite period of time.

Auction Risk. There can be no guarantee that the Nasdaq Fund Secondaries auction process will function as intended or that there will be sufficient investor demand to support regular monthly auctions, or that the Fund will utilize the Nasdaq Fund Secondaries auction process. Even if the Nasdaq Fund Secondaries auction process is operationally functional, Shareholders may be unable to sell their Shares at the price they desire or at any price at all. It is likely that Shares sold at auction will receive a price that is less than the Fund’s most recently calculated NAV, and depending on buy side interest in a particular auction, the price could be substantially below NAV.

Availability of Suitable Investments. Although the Adviser believes that it should be able to find, and negotiate satisfactory terms for, suitable investments in sufficient quantity for the Fund, changes in various factors (including, among other factors, the interest rate environment, inflation, general economic conditions, securities market conditions, competition from other investors, tax burdens, foreign exchange rates and foreign political upheaval or instability) may adversely affect the availability of attractive investment opportunities for the Fund. Accordingly, there can be no assurances that the Fund will be able to invest fully or that suitable investment opportunities will be available.

Economic Environment. If market conditions deteriorate, the level of attractive investment opportunities for the Fund and the Investment Funds may decline from the Adviser’s current expectations. It is possible that the Fund and the Investment Funds may take a longer than anticipated time to invest capital, and as a result, for some period of time, the Fund may be relatively concentrated in a limited number of investments. Further, the Fund and the Investment Funds may experience increased difficulty exiting an existing investment if a need for liquidity arises. Certain investments may be liquidated at a lower price than the Adviser believes reflects the asset’s fair value.

Diverse Shareholders. The Shareholders in the Fund may include persons or entities located in various jurisdictions that may have conflicting investment, tax and other interests with respect to their investments in the Fund. As a result, conflicts of interest may arise in connection with decisions made by the Adviser that may be more beneficial for one type of Shareholder than for another type of Shareholder.

General Economic and Market Risk. Through its Portfolio Investments, the Fund will have investments in companies that are sensitive to movements in the overall economy or in those companies’ industrial or economic sectors. In addition, the trading prices or market values of these portfolio companies may be affected adversely by general securities market conditions or by factors specific to such portfolio companies. A recession or an adverse development in the U.S. and/or foreign securities markets might have an adverse impact on some or all of the investments of the Fund.

Illiquidity of Investments. An investor’s participation in the Fund requires a long-term commitment, with no certainty of return. The Adviser does not expect the Fund to receive substantial amounts of income or to realize substantial gains over the near term. The Fund’s investments in Private Investment Funds, and most of the portfolio investments of such Private Investment Funds will be highly illiquid, are likely to require holding periods of several years, and will be subject to restrictions on resale. The Fund reserves the right to make distributions to Shareholders in kind. Shareholders may not be able to dispose of assets distributed in kind, and likely will incur costs and expenses if they are able to dispose of such assets.

Certain investments may be illiquid because, for example, they are subject to legal or other restrictions on transfer or there is no liquid market for such investments. Valuation of such investment may be difficult or uncertain because there may be limited information available about the issuers of such investments. The market prices, if any, for such investments tend to be volatile and may not be readily ascertainable and the Fund or a Private Investment Fund may not be able to sell them when it desires to do so or to realize what it perceives to be their fair value in the event of a sale. The sale of restricted and illiquid investments often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of investments eligible for trading on national securities exchanges or in the over-the-counter markets. The Fund or Private Investment Funds may not be able to readily dispose of such illiquid investments and, in some cases, may be contractually prohibited from disposing of such investments for a specified period of time. As a result, the Fund or Private Investment Funds may be required to hold such investments despite adverse price movements. Even those markets which the Adviser or a general partner or manager of a Private Investment Fund expects to be liquid can experience periods, possibly extended periods, of illiquidity. Occasions have arisen in the past where previously liquid investments have rapidly become illiquid.

Difficulty of Valuing the Fund’s Investments. Generally, there will be no readily available market for the Fund’s investments and, hence, the valuation of the Fund’s investments is difficult and not without uncertainty and may not necessarily reflect the valuation of any such investment’s underlying assets. Valuations of the Fund’s investments will be determined by the Adviser in its sole discretion and will be final and conclusive to all of the Shareholders. The Adviser may face a conflict of interest in valuing investments that lack a readily accessible market value as the value of the assets held by the Fund will affect the compensation of the Adviser.

Inability to Meet Investment Objective or Investment Strategy. The success of the Fund depends upon the ability of the Manager to identify, select, develop and invest in Portfolio Investments that the Adviser believes offer the potential of superior relative returns. Similarly, the success of each of the Private Investment Funds depends on the availability of appropriate investment opportunities and the ability of the general partners of such Private Investment Funds to identify, select, develop and invest in appropriate investments. The availability of such opportunities will depend, in part, upon general market conditions. Factors beyond the Adviser’s control also may limit the availability of certain investments. For example, certain venture capital funds have announced they will not allow funds of funds to invest in their latest funds. It is possible that other private equity funds will be similarly reluctant to accept commitments from funds of funds due to concerns related to access to, and confidentiality of, information. Although the Adviser believes that significant investment opportunities currently exist, there can be no assurance that they will continue to exist or that the Adviser or the manager of any Private Investment Fund will be able to identify, select, develop and invest in a sufficient number of opportunities to permit the Fund to invest all of their capital commitments or to diversify their portfolio investments to the extent described herein. In addition, as the number of funds managed by the Adviser increases, the portion of an investment opportunity allocated to any one fund (including the Fund) may decrease.

Performance of Investments. The performance of each Private Investment Fund will be affected by the performance of each of such Private Investment Fund’s underlying investments. Many factors will contribute to the performance of each such investment including: default rates and levels and timing of recoveries on investments; the reinvestment rates obtained in connection with the purchase of such investments or in connection with the reinvestment of proceeds in temporary cash equivalent investments; and the reinvestment rates obtained in connection with the purchase of such investments or in connection with the reinvestment of proceeds in temporary cash equivalent investments, among other factors.

In addition, the performance of Private Investment Funds are difficult to measure and therefore such measurements may not be as reliable as performance information for other investment products because, among other things: (i) there is often no market for underlying investments, (ii) Private Investment Funds take years to achieve a realization event and are difficult to value before realization, (iii) Private Investment Funds are made over time as capital is drawn down from investments, (iv) the performance record of their investments are not established until the final distributions are made, which may be 10-12 years or longer after the initial closing and (v) industry performance information for Private Investment Funds’ investments may be skewed upwards due to survivor bias and lack of reporting by underperforming managers.

Non-Diversification Risk. The Private Investment Funds in which the Fund may invest may participate in a limited number of portfolio investments and, as a consequence, the aggregate return of the Private Investment Funds may be substantially adversely affected by the unfavorable performance of even a single portfolio investment.

Control of Portfolio Companies. A Private Investment Fund (alone, or together with other investors) may be deemed to have a control position with respect to some portfolio companies in which it invests that could expose it to liabilities not normally associated with minority equity investments, such as additional risks of liability for environmental damage, product defects, failure to supervise management, violation of governmental regulations and other types of liability in which the limited liability generally characteristic of business operations may be ignored.

Reliance on Management. Unless otherwise provided by the 1940 Act, investors will have no right or power to participate in the management of the Fund or remove or replace the Adviser. All decisions with respect to the management of the Fund will be made by the Adviser who, among other things, will select the investments of the Fund. The managers and general partners of the Investment Funds selected by the Adviser will in turn make all decisions with respect to the assets invested in such Investment Funds. The Adviser will have no direct management authority with respect to either the Investment Funds or their portfolio companies and will be relying largely on the management skills of the advisors and managers of the Investment Funds and their portfolio companies. The success of the Fund will be dependent upon, among other things, the financial judgment and abilities of the Adviser and the managers and general partners of the Investment Funds and their affiliates. Of course, past performance of the Adviser and the managers or general partners of the Investment Funds is not a guarantee of future results.

Possibility of Fraud and Other Misconduct. When the Fund invests in the Private Investment Funds, the Fund does not have custody of the assets or control of its investment by the Private Investment Funds. The Private Investment Funds could divert or abscond with the Fund’s assets, fail to follow agreed upon investment strategies, provide false reports of operations, or engage in other misconduct, resulting in losses to the Fund and consequently the Fund. Such misconduct is very difficult or impossible to detect and may not come to light until substantial losses have been incurred.

Distressed, Special Situations and Venture Investments. Investments in distressed companies and new ventures are subject to greater risk of loss than investments in companies with more stable operations or financial condition. New ventures may require considerable additional capital to develop technologies and markets, acquire customers and achieve or maintain a competitive position. This capital may not be available at all, or on acceptable terms. Further, the technologies and markets of such companies may not develop as anticipated, even after substantial expenditures of capital. Such companies may face intense competition from established companies with much greater financial and technical resources, more extensive development, manufacturing, marketing and service capabilities, and a greater number of qualified managerial and technical personnel.

Market Disruption Risk and Terrorism Risk. The military operations of the United States and its allies, the instability in various parts of the world and the prevalence of terrorist attacks throughout the world could have significant adverse effects on the global economy. In addition, certain illnesses spread rapidly and have the potential to significantly affect the global economy. Terrorist attacks, in particular, may exacerbate some of the foregoing risk factors. A terrorist attack involving, or in the vicinity of, a portfolio company in which the Fund or an Investment Fund invests may result in a liability far in excess of available insurance coverage. The Adviser cannot predict the likelihood of these types of events occurring in the future nor how such events may affect the investments of the Fund.

Investment and Repatriation Restrictions. Foreign investment in securities of companies in certain of the countries in which the Fund may invest is restricted or controlled to varying degrees. Certain countries have laws and regulations that currently limit or preclude direct foreign investment in the securities of their companies. The risks relating to investments in non-U.S. securities may be heightened, for example, with respect to the possibility of nationalization or expropriation and limits on trade and foreign direct investment. In addition, certain countries may restrict or prohibit investment opportunities in issuers or industries deemed important to national interests. Such restrictions may affect the market price, liquidity and rights of securities that may be purchased by the Fund. Even where permitted, direct investments in certain companies may require significant government approvals under corporate, securities, foreign investment and other similar laws and may require financing and structuring alternatives that differ significantly from those customarily used in countries in other regions. These restrictions or controls may at times limit or preclude foreign investment above certain ownership levels or in certain sectors of the country’s economy and increase the costs and expenses of the Fund. While regulation of foreign investment has liberalized in recent years in some countries, there can be no assurance that more restrictive regulations will not be adopted in the future. Some countries require governmental approval for the repatriation of investment income, capital or the proceeds of sales by foreign investors and foreign currency. The Fund could be adversely affected by delays in, or a refusal to grant, any required governmental approval for repatriation of capital interests and dividends paid on securities held by the Fund, and income on such securities or gains from the disposition of such securities may be subject to withholding taxes imposed by certain countries or other jurisdictions. These measures could adversely affect the returns associated with certain investments of the Fund.

Competition. The business of investing in private markets opportunities, such as leveraged acquisitions, reorganizations, and private equity situations is highly competitive, and successfully sourcing investments can be problematic given the high level of investor demand some investment opportunities receive. In addition, the current private equity environment has become even more competitive as Hedge Funds have begun to compete for investment opportunities that have traditionally been targeted by private equity funds. Moreover, the identification of attractive investment opportunities is difficult and involves a high degree of uncertainty. There are no assurances that the Fund will be able to invest fully its assets or that suitable investment opportunities will be available.

Cybersecurity Risk. The failure in cybersecurity systems, as well as the occurrence of events unanticipated in disaster recovery systems and management continuity planning could impair the ability of the Fund to conduct business effectively. The occurrence of a disaster such as a cyberattack, a natural catastrophe, an industrial accident, events unanticipated in the Adviser’s disaster recovery systems, or a support failure from external providers, could have an adverse effect on the ability of the Fund to conduct business and on its results of operations and financial condition, particularly if those events affect computer-based data processing, transmission, storage, and retrieval systems or destroy data. Such events could also have an adverse effect on the Investment Funds or their respective managers.

The Fund will depend heavily upon computer systems to perform necessary business functions. Despite implementation of a variety of security measures, computer systems could be subject to cyberattacks and unauthorized access, such as physical and electronic break-ins or unauthorized tampering. Like other companies, the Adviser or the managers of the Investment Funds may experience threats to their data and systems, including malware and computer virus attacks, unauthorized access, system failures and disruptions. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, their computer systems and networks, or otherwise cause interruptions or malfunctions in their operations or the operations of the Fund or the Investment Funds, which could result in reputational damage, financial losses, litigation, increased costs, and/or regulatory penalties.

Third parties with which the Fund will do business may also be sources of cybersecurity or other technological risks. Certain functions are outsourced and these relationships allow for the storage and processing of the Fund’s or Adviser’s information, as well as customer, counterparty, employee and borrower information. While the Adviser engages in actions to reduce exposure resulting from outsourcing, ongoing threats may result in unauthorized access, loss, exposure or destruction of data, or other cybersecurity incidents, with increased costs and other consequences, including those described above.

Lack of Regulatory Oversight. The Private Investments Funds will not be registered as investment companies under the 1940 Act. The 1940 Act provides certain protections to investors and imposes certain restrictions on registered investment companies, none of which will be applicable to the Fund’s investments in Private Investment Funds.

Legal, Tax and Regulatory Risks. Legal, tax and regulatory changes during the term of the Fund’s investments may adversely affect such investments. For example, from time to time the market for private equity transactions has been adversely affected by a decrease in the availability of senior and subordinated financing for such transactions, in part in response to regulatory pressure on providers of financing to reduce or eliminate their exposure to such transactions. Certain Investment Funds or their portfolio companies may be in industries subject to extensive regulation by national governments and political subdivisions thereof. Certain regulations may prevent Investment Funds or the Fund from making certain investments that they otherwise would make. Other regulations may require the Investment Funds or the Fund to incur substantial additional costs or lengthy delays in connection with the completion of an investment. For example, the Fund may be subject to the regulations of the U.S. Federal Communications Commission (“FCC”) if it invests in an entity that has a direct or indirect interest in, owns or controls a “media company” (as defined by FCC regulations), such as a television or radio station, cable system or daily newspaper. These restrictions may, among other things, prohibit certain communications between an investor (or such investor’s officers, directors, partners or other officials) and the Adviser pertaining to the operations of the media company and may limit an investor from serving as an agent or employee of the Fund.

The Adviser has, or is part of a larger firm that has, multiple business lines active in several jurisdictions that are governed by a multitude of legal systems and regulatory regimes, some of which are new and evolving. The Fund, the Adviser, and their affiliates are subject to a number of unusual risks, including changing laws and regulations, developing interpretations of such laws and regulations, and increased scrutiny by regulators and law enforcement authorities. Some of this evolution may be directed at the private fund industry in general or certain segments of the industry, and may result in scrutiny or claims against the Fund, the Adviser, or their affiliates directly for actions taken or not taken by the Fund or the Adviser. These risks and their potential consequences are often difficult or impossible to predict, avoid or mitigate in advance, and might make some Portfolio Investments unavailable to the Fund. The effect on the Fund, the Adviser, or any affiliate of any such legal risk, litigation or regulatory action could be substantial and adverse.

Market disruptions and the dramatic increase in the capital allocated to alternative investment strategies during recent years have led to increased governmental as well as self-regulatory scrutiny of the alternative investment fund industry in general. Certain legislation proposing greater regulation of the industry periodically is considered by Congress, as well as the governing bodies of non-U.S. jurisdictions. It is impossible to predict what, if any, changes in the regulations applicable to the Fund or the Investment Funds may be instituted in the future. Any such regulation could have a material adverse impact on the profit potential of the Fund or the Investment Funds.

Enhanced Scrutiny and Potential Regulation of the Private Investment Partnership Industry and the Financial Services Industry. The Fund’s ability to achieve its investment objectives, as well as the ability of the Fund to conduct its operations, is based on laws and regulations that are subject to change through legislative, judicial, and/or administrative action. Future legislative, judicial, and/or administrative action could adversely affect the Fund’s ability to achieve its investment objectives, as well as the ability of the Fund to conduct its operations.

On July 21, 2010, President Obama signed into law the Dodd-Frank Act. The Dodd-Frank Act provided for a number of changes to the regulatory regime governing investment advisers and private investment funds, including the Adviser and the Fund. Among other effects, the Dodd-Frank Act imposed increased recordkeeping and reporting obligations on the Adviser and on the managers of the Private Investment Funds. Records and reports relating to the Fund that must be maintained by the Adviser and are subject to inspection by the SEC include (i) assets under management and use of leverage (including off-balance-sheet leverage), (ii) counterparty credit risk exposure, (iii) trading and investment positions, (iv) valuation policies and practices of the Fund, (v) type of assets held, (vi) side arrangements or side letters; (vii) trading practices; and (viii) certain other information. While the Dodd-Frank Act subjects such records and reports to certain confidentiality provisions and provides an exemption from the U.S. Freedom of Information Act (“FOIA”), no assurance can be given that the mandated disclosure of records or reports to the SEC or other governmental entities will not have a significant negative impact on the Fund or the Adviser. It is possible that the increased regulatory burden, along with the corresponding increase in compliance costs, may cause some sponsors of Private Investment Funds to exit the private fund industry, thereby decreasing the pool of eligible funds for investments.

The Adviser is required to comply with a variety of periodic reporting and compliance-related obligations under applicable laws (including, without limitation, the obligation of the Adviser and its affiliates to make regulatory filings with respect to the Fund and their activities under the Advisers Act (including, without limitation, Form PF and reports or notices in connection with the Alternative Investment Fund Managers Directive and/or U.S. Commodity Futures Tradition Commission-related matters)). In light of the heightened regulatory environment in which the Fund, the Adviser operates and the ever-increasing regulations applicable to private investment funds and their investment advisors, it has become increasingly expensive and time-consuming for the Fund, the Adviser, and their affiliates to comply with such regulatory reporting and compliance-related obligations. Furthermore, various federal, state, and local agencies have been examining the role of placement agents, finders, and other similar service providers in the context of investment by public pension plans and other similar entities, including investigations and requests for information. The Adviser may be required to provide certain information regarding investors in the Fund to regulatory agencies and bodies in order to comply with applicable laws and regulations. There can be no assurance that any of the foregoing will not have an adverse impact on the Adviser or otherwise impede the Fund’s ability to effectively achieve its investment objectives.

Investment Banking and Other Fees. The manager of an Investment Fund may receive the economic benefit of certain fees from its portfolio companies for investment banking services and in connection with unconsummated transactions (e.g., topping, break-up, monitoring, directors’, organizational and set-up fees, and financial advisory fees).

Material, Non-Public Information. Managers of the Investment Funds may acquire confidential or material non-public information or be restricted from initiating transactions in certain securities. An Investment Fund would not be free to act upon any such information. Due to these restrictions, an Investment Fund may not be able to initiate a transaction that it otherwise might have initiated and may not be able to sell a portfolio investment that it might otherwise have sold.

Constraints of Confidentiality Agreements. In the course of its investment process, the Fund and/or the Adviser may be required to enter into confidentiality agreements with current or potential Private Investment Funds, sellers of Secondary Fund Investments, portfolio companies and other counterparties that would prohibit the Fund and/or its affiliates from publicly disclosing sensitive information relating to certain investment opportunities. These arrangements could result in liabilities for the Fund, in particular if a Shareholder that is required or compelled to publicly release information regarding its investments, such as pursuant to FOIA or other similar state or local disclosure laws applicable to such Shareholder, publicly discloses such information in response to an information request or otherwise. The Fund may choose, but is not required, to decline such investment opportunities in order to avoid the risk of exposing the Fund to such liability. As a result, the Fund’s investment flexibility may be constrained by these concerns, which may affect the Adviser’s ability to broaden the Fund’s investment portfolios and attain the diversification it would otherwise prefer.

Provision of Managerial Assistance. An Investment Fund may obtain rights to participate substantially in and to influence substantially the conduct of the management of its portfolio companies that could expose such Investment Fund or the Fund to claims by a portfolio company, its security holders and its creditors.

Disposition of Investments. In connection with the disposition of an investment in a portfolio company, a Private Investment Fund may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of any business. A Private Investment Fund may also be required to indemnify the purchasers of such investment to the extent that any such representation turns out to be inaccurate. These arrangements may result in contingent liabilities, which may ultimately have to be funded by the investors (including the Fund) in such Private Investment Fund.

Failure to Make Capital Contributions. Typically, under its investment documentation or partnership agreement, a Private Investment Fund may seek damages from an investor (such as the Fund) or impose upon the investor substantial penalties, such as the forfeiture of a substantial portion (e.g., 50% or more) of its investment in such Private Investment Fund, if the investor fails to contribute a required installment of its capital commitment. A Private Investment Fund may be unable to make planned investments if any of its investors fails to make required capital contributions, and may itself become subject to damages for breach of contract in respect of a planned investment. Accordingly, failure to make planned investments may adversely affect the value of the Fund’s investment in a Private Investment Fund and accordingly the value of an investment in the Fund.

Indemnification. A Private Investment Fund may indemnify its managers and their affiliates and personnel against claims, liabilities and expenses, including legal fees, incurred by them by reason of their activities on behalf of a Private Investment Fund and its respective portfolio companies. The Fund’s indemnification obligations under such provisions generally will not be in excess of the Fund’s capital commitment to, plus distributions from, such Private Investment Fund.

Tax Risks. The Fund does not currently anticipate being classified as a “publicly offered regulated investment company” under the applicable tax rules, which may require the imputation of certain expenses to the Fund’s shareholders. Certain expenses of a RIC that is not “publicly offered,” including advisory fees, may not be deductible by certain shareholders, generally including individuals and non-corporate entities. Such shareholder’s pro rata portion of the affected expenses will be treated as an additional dividend to the shareholder and may or may not be deductible by such shareholder. Miscellaneous itemized deductions are not deductible by non-corporate taxpayers in taxable years beginning before 2026 and are subject to the 2% “floor” on miscellaneous itemized deductions and other limitations on itemized deductions set forth in the Code thereafter. A RIC is not “publicly offered” unless its shares are (i) continuously offered pursuant to a public offering (within the meaning of Section 4 of the Securities Act of 1933, as amended), (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year.

The Fund will seek to restrict non-qualifying income to a maximum of 10% of its gross income to comply with the “Gross Income Test” (as described in the section below titled “U.S. Federal Income Tax Matters”) necessary for the Fund to qualify as a RIC under Subchapter M of the Code. To the extent the Fund invests in Portfolio Investments that make investments into portfolio companies that are partnerships or transparent for U.S. federal income tax purposes, the Fund may be allocated non-qualifying income from such portfolio companies. The Fund may generate more non-qualifying income than anticipated, may not be able to generate qualifying income in a particular taxable year at levels sufficient to meet the qualifying income test, or may not be able to accurately predict the non-qualifying income from these investments. Failure to comply with the Gross Income Test could have significant negative tax consequences to Fund shareholders. Under certain circumstances, the Fund may be able to cure a failure to meet the Gross Income Test, but in order to do so the Fund may incur significant fund-level taxes, which would effectively reduce shareholder’s returns.

The Fund may gain most of its exposure to certain operating portfolio companies and real estate through certain domestic and non-U.S. entities treated as corporations for U.S. federal income tax purposes within the limitations of the federal tax requirements for qualification as a RIC. To the extent the Fund invests through domestic corporate entities (that are not REITs), their taxable income will be subject to federal, and applicable, corporate income tax before being distributed to the Fund as a dividend. To the extent that the Fund invests through non-U.S. corporate entities, such entities may be treated as a “controlled foreign corporation” under the Code. Under Treasury regulations, certain income inclusions under Section 951(a) of the Code to the Fund attributable to its investment in a “controlled foreign corporation” is qualifying income under the RIC Gross Income Tests to the Fund to the extent that the controlled foreign corporation distributes such income or such income is derived with respect to the Fund’s business of investing in stock, securities or currencies.

The Adviser will carefully monitor the Fund’s investments in such corporate entities to ensure that no more than 25% of the Fund’s assets are treated as invested in a single “issuer” or two or more issuers which the Fund controls and which are engaged in the same or similar trades or businesses or related trades or businesses for purposes of the Asset Diversification Test (as described in the section below titled “U.S. Federal Income Tax Matters”). Failure to comply with the Asset Diversification Test for RIC qualification could have significant negative tax consequences to Fund shareholders. Under certain circumstances, the Fund may be able to cure a failure to meet the Asset Diversification Test, but in order to do so the Fund may incur significant fund-level taxes, which would effectively reduce (and could eliminate) shareholder’s returns.

In addition, the Fund’s investment in “controlled foreign corporations” may cause the Fund to recognize income without receiving cash with which to make distributions in amounts necessary to satisfy the Distribution Requirement for RIC qualification and for avoiding the excise tax as described in the section below titled “U.S. Federal Income Tax Matters”. Accordingly, in order to avoid certain income and excise taxes, the Fund may be required to liquidate its investments at a time when the investment adviser might not otherwise have chosen to do so. Failure to satisfy the Distribution Requirement will result in taxation of the Fund as a regular corporation.

Key Personnel. The performance of the Fund will depend in significant part upon the skill and expertise of the key personnel of the Adviser and may be affected by key individuals joining or leaving the Adviser and its affiliates. The Adviser expects that such individuals will devote as much time as they believe is necessary to assist the Fund in achieving its investment objective; however, none of such individuals will devote substantially all of his or her working time to the affairs of the Fund. The loss of one or more of the Fund’s key personnel could have a material adverse effect on the performance of the Fund. In addition, the performance of the Investment Funds will depend in significant part upon the skill and expertise of the key personnel of the Investment Fund’s managers. The Fund will have little or no control on the amount of time such personnel will devote to the Investment Funds or the ability of such Investment Funds to retain key personnel. The loss of one or more key personnel could have a material adverse effect on the performance of the Investment Funds, and thus of the Fund.

Risks Related to Electronic Communication. The Fund may provide to Shareholders statements, reports and other communications relating to the Fund and/or their Shares in electronic form, such as email or via a password protected website (“Electronic Communications”). Electronic Communications may be modified, corrupted, or contain viruses or malicious code, and may not be compatible with a Shareholder’s electronic system. In addition, reliance on Electronic Communications involves the risk of inaccessibility, power outages or slowdowns for a variety of reasons. These periods of inaccessibility may delay or prevent receipt of reports or other information by the Shareholders.

Failure to Make Capital Contributions. Typically, under its investment documentation or partnership agreement, a Private Investment Fund may seek damages from an investor (such as the Fund) or impose upon the investor substantial penalties, such as the forfeiture of a substantial portion (e.g., 50% or more) of its investment in such Private Investment Fund, if the investor fails to contribute a required installment of its capital commitment. A Private Investment Fund may be unable to make planned investments if any of its investors fails to make required capital contributions, and may itself become subject to damages for breach of contract in respect of a planned investment. Accordingly, failure to make planned investments may adversely affect the value of the Fund’s investment in a Private Investment Fund and accordingly the value of an investment in the Fund.

Tax Risks. Investment in the Fund involves numerous tax risks. Please see “Types of Investment and Related Risks – Tax Risks” for a discussion of some of these risks. The Adviser intends to comply at all times with the applicable provisions of the Code necessary for the Fund to elect and thereafter maintain its tax classification as a regulated investment company (“RIC”) under the Code. However, if for any reason the Fund should lose its classification as a RIC, such loss could produce adverse tax consequences.

Potential Conflicts of Interest. The Adviser and its affiliates engage in various financial, advisory and investment activities. Although these relationships and services should enable the Adviser to offer attractive opportunities to the Fund, such relationships and services may give rise to potential conflicts with the interests of the Fund and the Shareholders. Conflicts of interest described or contemplated herein and such other conflicts of interest that may arise from time to time will be resolved in the sole discretion of the Adviser. There can be no assurance that any actual or potential conflicts of interest will not adversely affect the Fund and the performance of the Fund, including, without limitation, the following:

Client Relationships. The Adviser and its affiliates have long-term relationships and provide investment advisory and other services to many clients. The Adviser may face conflicts of interest between activities or services performed for the Fund, on the one hand, and other clients on the other hand. In addition, the Adviser and its affiliates also have long-term relationships with investors who may invest or may have invested in Private Investment Funds and their underlying portfolio companies. In addition, members of affiliates of the Adviser may also serve on the advisory boards of Private Investment Funds and their affiliated fund, on the boards of entities that serve as the managers or advisers of the Private Investment Funds, or on the boards of operating companies, including Private Investment Funds or their affiliates. These and other similar relationships may raise conflicts between the Fund and other parties and may not be resolved in favor of the Fund.

Other Activities of the Adviser. The Adviser will devote such time as shall be reasonably necessary to conduct the business affairs of the Fund in an appropriate manner, and it is expected that the managers of the Investment Funds and their affiliates will devote such time as shall be reasonably necessary to conduct the business affairs of the Investment Funds in an appropriate manner. However, the Adviser, their employees, such managers and their affiliates may continue to hold economic interests in, and furnish advisory, consulting and/or management services to, other persons or entities and with respect to similar or different investments. In certain circumstances, the ability of the Adviser to affect transactions may be restricted by applicable regulatory requirements and by internal policies designed to comply within such requirements. As a result, there may be periods when, as a result of the Adviser’s or its affiliates’ activities on behalf of other clients, they will not be able to engage in certain types of transactions on behalf of the Fund.

Allocation of Investment Opportunities. In addition, the Adviser has established prior funds and advises separate account clients, and the Adviser and its affiliates intend to establish subsequent funds and advise future separate account clients, that invest or will invest pursuant to the same investment strategy as the Fund. Although the Adviser will use reasonable efforts to assure that investment opportunities appropriate for both the Fund and one or more of its other funds or separate account clients (other than certain of those opportunities that are brought to the Adviser’s attention by or through such separate accounts) are allocated among the accounts of the Adviser (including the Fund and any other funds and separate accounts) on a basis that, over time, is fair and equitable, the Fund (i) will not have any rights to certain investments that are brought to the Adviser’s attention by or through such separate accounts; (ii) will not have exclusive rights to any investment opportunities in relation to the rights of such funds or separate accounts; and (iii) will not be entitled to any specific pro rata investment rights in relation to such funds or separate accounts.

The 1940 Act imposes significant limits on the ability of the Fund to co-invest with other funds and accounts managed by the Adviser. The Adviser and the Fund may apply for an exemptive order from the SEC that would expand the Fund’s ability to co-invest alongside the Adviser and its affiliates in Portfolio Investments. There is no assurance that the Adviser or the Fund will receive such an exemptive order on a timely basis or at all. Until they obtain such exemptive order, or if they are not able to obtain the exemptive order, the Fund will not be permitted to participate in certain investments with the Adviser’s other funds and separate accounts. This may reduce the Fund’s ability to deploy capital and invest its assets. The Fund may be forced to invest in cash, cash equivalents or other assets that may result in lower returns than otherwise may be available if the exemptive order were obtained.

However, even if granted, the SEC exemptive order will contain certain conditions that may limit or restrict the Fund’s ability to participate in such Portfolio Investment, including, without limitation, in the event that the available capacity with respect to a Portfolio Investment is less than the aggregate recommended allocations to the Fund. In such cases, the Fund may participate in an investment to a lesser extent or, under certain circumstances, may not participate in the investment.

The Fund will not have exclusive rights to investment opportunities in relation to the rights of such other funds. “Cross transactions” between the Fund and other of the Adviser’s clients may give rise to a conflict of interest between the Fund and those of the other parties to the transaction.

Investment Techniques. The Adviser and its affiliates will utilize various investments and investment techniques in the pursuit of the Fund’s investment strategy. Some such investments or investment techniques may potentially give rise to conflicts of interests in relation to the Adviser’s selection of investments or use of techniques (such as leverage) that have the effect of increasing the Adviser’s compensation.

MANAGEMENT OF THE FUND

The Board of Trustees

The Board is responsible for the overall management of the Fund, including the supervision of the duties performed by the Adviser. The Board is comprised of five Trustees, three of whom are not “interested persons” of the Fund, as that term is defined by the 1940 Act. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing officers of the Fund and selecting and supervising the Adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth in the section of the SAI entitled “Trustees and Officers of the Fund.”

The Adviser

The Adviser, located at 11911 Freedom Drive, Suite 730, Reston, VA 20190, serves as the Fund’s investment adviser pursuant to the terms of the Investment Advisory Agreement. The Adviser was established in May 2000 and filed for investment adviser registration with the SEC in 2013. As of March 31, 2023, the Adviser managed approximately $330 million in assets for individuals (including high net worth individuals), pension and profit sharing plans, charitable organizations, and corporations and other businesses. The Adviser manages the Fund’s business affairs and provides daily administrative services.

In consideration of the services provided by the Adviser to the Fund, the Fund pays the Adviser a Management Fee, accrued daily and payable monthly, at the annual rate of 1.49% of the Fund’s average daily Managed Assets. “Managed Assets” means the total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes), and calculated before giving effect to any repurchase of shares on such date. The Management Fee is paid to the Adviser out of the Fund’s assets and, therefore, decreases the net profits or increases the net losses of the Fund.

A discussion regarding the basis for the Board’s approval of the Investment Advisory Agreement is available in the Fund’s Annual Report to Shareholders for the year ended September 30, 2022.

Portfolio Management

The Fund is managed by the Adviser’s investment committee (the “Investment Committee”) which is primarily responsible for its day-to-day management. The Investment Committee is comprised of Frederick Baerenz, James Ortlip, and Aaron Rosen.

Mr. Baerenz serves as the President and Chief Executive Officer of the Fund. He has served as the President and Chief Executive Officer of the Adviser since 2000.

Mr. Ortlip serves as the Chief Investment Officer and a Senior Wealth Advisor of the Adviser since 2009.

Mr. Rosen has served as a Portfolio Manager of the Fund since April 2023. He served as Principal of Copia Wealth Services from August 2021 to January 2023, Director of Sky & Ray from August 2021 to January 2023, and Managing Director and Portfolio Manager of Validus Growth Investors from November 2014 to August 2021.

The SAI includes additional information about portfolio manager compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities in the Fund.

Other Service Providers

UMB Distribution Services, LLC (the “Distributor”), whose principal business address is 235 West Galena Street, Milwaukee, WI 53122, acts as Distributor of the Fund on a best-efforts basis, pursuant to a distribution agreement (the “Distribution Agreement”) between the Fund and the Distributor.

The Distributor may enter into agreements with selected broker-dealers or other financial intermediaries for distribution of the Shares. The Distributor does not receive compensation from the Fund for its distribution services, but will receive compensation for its distribution services from the Adviser. Pursuant to the Distribution Agreement, the Distributor is solely responsible for the costs and expenses incurred in connection with its qualification as broker-dealer under state or federal laws. The Distribution Agreement also provides that the Fund will indemnify the Distributor and its affiliates and certain other persons against certain liabilities. The indemnification will not apply to actions of the Distributor, its officers, or employees in cases of their willful misconduct, bad faith, reckless disregard or gross negligence in the performance of their duties.

Ultimus Fund Solutions, LLC (“Ultimus”) serves as the Fund’s administrator and transfer agent and performs certain administration, accounting and investor services for the Fund, including performing all actions related to issuance and repurchase of Shares of the Fund. For the performance of these services, Ultimus receives a monthly fee from the Fund based on its average net assets (subject to a minimum fee per month), plus out-of-pocket expenses. From the Fund’s commencement of operations through September 30, 2022, the Fund paid Ultimus $85,668 for administration services, $10,468 for accounting services and $26,348 for transfer agency services.

Fifth Third Bank, National Association, serves as the Fund’s custodian.

FEES AND EXPENSES

The Adviser bears all of its own costs incurred in providing investment advisory services to the Fund. As described below, the Fund bears all expenses incurred in the business and investment program of the Fund.

Expenses borne by the Fund (and, thus, indirectly by Shareholders) include:

●	all expenses related to the investment program, including, but not limited to: (i) expenses borne indirectly through the Fund’s investments in the Investment Funds, including, without limitation, any fees and expenses charged by the managers of the Investment Funds (such as management fees, performance, carried interests or incentive fees or allocations, monitoring fees, property management fees, and redemption or withdrawal fees); (ii) all costs and expenses directly related to portfolio transactions and positions for the Fund’s account, such as direct and indirect expenses associated with the Fund’s investments in Investment Funds (whether or not consummated), and enforcing the Fund’s rights in respect of such investments; (iii) transfer taxes and premiums; (iv) taxes withheld on non-U.S. dividends or other non-U.S. source income; (v) fees for data, software and technology providers; (vi) professional fees (including, without limitation, the fees and expenses of consultants, attorneys and experts); (vii) fees and expenses in connection with repurchase offers and any repurchases or redemptions of Shares; and (viii) if applicable, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees;

●	the Management Fee;

●	all costs and expenses associated with the operation and ongoing registration of the Fund, including, without limitation, all costs and expenses associated with the repurchase offers, offering costs, and the costs of compliance with any applicable Federal or state laws;

●	fees of the Trustees who are not “interested persons” (as such term is defined in the 1940 Act) of the Fund (the “Independent Trustees”), and the costs and expenses of holding any meetings of the Board or Shareholders that are regularly scheduled, permitted or required to be held under the terms of the Fund’s governing documents, the 1940 Act or other applicable law;

●	fees and disbursements of any attorneys, accountants, auditors and other consultants and professionals engaged on behalf of the Fund and the Independent Trustees;

●	the costs of a fidelity bond and any liability or other insurance obtained on behalf of the Fund, its officers or the Trustees;

●	recordkeeping, custody, administration and transfer agency fees and expenses, and fees and expenses;

●	all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to Shareholders;

●	all costs and expenses of preparing and filing regulatory documents with the SEC or any federal or state regulator or agency;

●	all expenses of computing net asset value, including any equipment or services obtained for the purpose of valuing the investment portfolio, including appraisal and valuation services provided by third parties;

●	all charges for equipment or services used for communications between the Fund and any transfer agent, custodian, administrator or other agent engaged by the Fund;

●	any non-routine expenses, which are expenses incurred outside of the ordinary course of business, including, without limitation, those relating to reorganizations, litigation, conducting Shareholder meetings and liquidations;

●	all taxes to which the Fund may be subject, directly or indirectly, and whether in the U.S., any state thereof or any other U.S. or non-U.S. jurisdictions;

●	costs and charges related to electronic platforms through which investors may access, complete and submit subscription and other fund documents or otherwise facilitate activity with respect to their investment in the Fund, including utilization of the Nasdaq Fund Secondaries auction process with respect to the Fund, if the Fund elects to use it; and

●	such other types of expenses as may be approved from time to time by the Board.

The Fund will reimburse the Adviser for any of the above expenses that it pays on behalf of the Fund.

The Fund’s offering costs will be capitalized and amortized over the 12-month period beginning on the date the Fund commences operations.

The Private Investment Funds bear various expenses in connection with their operations similar to those incurred by the Fund. The managers of Private Investment Funds generally assess asset-based fees to, and receive incentive-based allocations from, the Private Investment Funds. As a result, the investment returns of the Private Investment Funds will be reduced. As an investor in the Private Investment Funds, the Fund will directly bear its proportionate share of the expenses and fees of the Private Investment Funds and will also be subject to incentive allocations to the Private Investment Fund.

The Adviser has contractually agreed to waive fees and/or to reimburse expenses to the extent necessary to keep Fund Operating Expenses (defined below) incurred by the Fund from exceeding 2.95% of the Fund’s average daily net assets until the date that is one-year from the date of this Prospectus (the “Initial Term End Date”). “Fund Operating Expenses” are defined to include all expenses incurred in the business of the Fund provided that the following expenses (“excluded expenses”) are excluded from the definition of Fund Operating Expenses:

(i) any class-specific expenses (including distribution and service (12b-1) fees and shareholder servicing fees), (ii) Nasdaq Fund Secondaries expenses, if the Fund elects to utilize the Nasdaq Fund Secondaries Auction process, (iii) any acquired fund fees and expenses, (iv) short sale dividend and interest expenses, and any other interest expenses incurred by the Fund in connection with its investment activities, (v) fees and expenses incurred in connection with a credit facility, if any, obtained by the Fund, (vi) taxes, (vii) certain insurance costs, (viii) transactional costs, including legal costs and brokerage fees and commissions, associated with the acquisition and disposition of the Fund’s Portfolio Investments and other investments, (ix) nonroutine expenses or costs incurred by the Fund, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings and liquidations and (x) other expenditures which are capitalized in accordance with generally accepted accounting principles.

In addition, the Adviser may receive from the Fund the difference between the Fund Operating Expenses (not including excluded expenses) and the contractual expense limit to recoup all or a portion of its prior fee waivers or expense reimbursements made during the rolling three-year period preceding the date of the recoupment if at any point Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment. This agreement will continue in effect from year to year for successive one-year terms after the Initial Term End Date unless terminated by the Board or the Adviser. The agreement may be terminated: (i) by the Board, for any reason at any time; or (ii) by the Adviser, upon ninety (90) days’ prior written notice to the Fund. If the agreement is terminated by the Adviser, the effective date of such termination will be the last day of the then current term.

CALCULATION OF NET ASSET VALUE

The Fund calculates its NAV daily, each date that Shares are offered or repurchased, as of the date of any distribution and at such other times as the Board shall determine (each, a “Determination Date”). In determining its NAV, the Fund values its investments as of the relevant Determination Date. The NAV of the Fund equals, unless otherwise noted, the value of the total assets of the Fund, less all of its liabilities, including accrued income, fees, and expenses, each determined as of the relevant Determination Date.

In December 2020, the SEC adopted a new rule providing a framework for fund valuation practices (“Rule 2a-5”). Rule 2a-5 establishes requirements for determining fair value in good faith for purposes of the 1940 Act. The Fund was required to comply with Rule 2a-5 by September 8, 2022 and as a result, the Board has approved valuation procedures for the Fund (the “Valuation Procedures”) which will be used for determining the fair value of any Fund investments for which a market quotation is not readily available. The valuation of the Fund’s investments is performed in accordance with the principles found in Rule 2a-5 and in conjunction with FASB’s ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820-10”).

The Board has designated the Adviser as the valuation designee of the Fund. As valuation designee, the Adviser performs the fair value determination relating to any and all Fund investments, subject to the conditions and oversight requirements described in the Valuation Procedures.

In furtherance of its duties as valuation designee, the Adviser has formed a valuation committee (the “Valuation Committee”), to perform fair value determinations and oversee the day-to-day functions related to the fair valuation of the Fund’s investments. The Valuation Committee may consult with representatives from the Fund’s outside legal counsel or other third-party consultants in their discussions and deliberations.

Primary and Secondary Fund and other Direct Private Investments

Primary investments are commitments to new private equity, private credit, or other private funds. Secondary investments are purchases of existing interests that are acquired on the secondary market. Primary or secondary investments in private funds are generally valued based on the latest NAV reported by the third-party fund manager or general partner. This is commonly referred to as using NAV as a practical expedient which allows for estimation of the fair value of an investment in a private fund based on NAV or its equivalent if the NAV of the private fund is calculated in a manner consistent with ASC 946. Because of the inherent uncertainty of valuations of the investments in private funds, their estimated values may differ significantly from the values that would have been used had a ready market for the private funds existed, and the differences could be material.

New purchases of primary or secondary investments in private funds will be valued at acquisition cost initially until a NAV is provided by the third-party fund manager or general partner. The Fund will review any cash flows since the reference date of the last NAV for a private fund received by the Fund from a third-party manager (“Portfolio Fund Manager”) until the Determination Date are recognized by (i) adding the nominal amount of the investment related capital calls and (ii) deducting the nominal amount of investment related distributions from the NAV as reported by the Portfolio Fund Manager.

In addition to tracking the NAV plus related cash flows of such secondary purchases of interests in closed-end private funds (“Portfolio Funds”), the Valuation Committee may also track relevant broad-based and issuer (or fund) specific valuation information relating to the assets held by each private fund which is reasonably available at the time the Fund values its investments.

Although the Fund will determine its NAV daily, Portfolio Funds’ only provide determinations of the net asset values of the Portfolio Funds on a monthly or quarterly basis. The Valuation Committee will consider such information and may conclude in certain circumstances that the information provided by the Portfolio Fund Manager does not represent the fair value of a particular asset held by a Portfolio Fund. If the Valuation Committee concludes in good faith that the latest NAV reported by a Portfolio Fund Manager does not represent fair value (e.g., there is more current information regarding a portfolio asset which significantly changes its fair value) the Valuation Committee will make a corresponding adjustment to reflect the current fair value of such asset within such Portfolio Fund. In determining the fair value of assets held by Portfolio Funds, the Valuation Committee applies valuation methodologies as outlined above.

For Portfolio Funds or other non-publicly traded debt or equity securities without readily available market prices, the Valuation Committee may also identify publicly available comparable investments or indices. Where the Valuation Committee finds, in good faith, it to be both accurate and appropriate, such publicly available pricing information may be used to adjust these investments on a more frequent basis, with subsequent adjustments occurring upon receipt of a NAV from the relevant third-party fund manager or general partner.

Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund’s net asset value if the judgments of the Board, the Adviser or the Private Investment Fund managers regarding appropriate valuations should prove incorrect. Additionally, Private Investment Fund managers will generally only provide determinations of the net asset value of Private Investment Funds periodically, in which event it may not be possible to determine the Fund’s NAV more frequently.

Other Investments

Market quotations will not be readily available for most of the Fund’s investments. To the extent the Fund hold securities or other instruments that are not investments in Investment Funds or direct private equity investments, the Fund will generally value such assets as described below.

Equity Securities. Securities listed on a securities exchange, market or automated quotation system for which quotations are readily available (except for securities traded on Nasdaq), including securities traded over the counter, are valued at the last quoted sale price on an exchange or market (foreign or domestic) on which they are traded on the valuation date (or at approximately 4:00 p.m. Eastern Time if such exchange is normally open at that time), or, if there is no such reported sale on the valuation date, at the most recent quoted bid price. For securities traded on Nasdaq, the Nasdaq Official Closing Price will be used. If such prices are not available or determined to not represent the fair value of the security as of the Fund’s pricing time, the security will be valued at fair value as determined in good faith using methods approved by the Board.

Money Market Securities and other Debt Securities. If available, money market securities and other debt securities are priced based upon valuations provided by recognized independent, third-party pricing agents. Such values generally reflect the last reported sales price if the security is actively traded. The third-party pricing agents may also value debt securities by employing methodologies that utilize actual market transactions, broker-supplied valuations, or other methodologies designed to identify the market value for such securities. Such methodologies generally consider such factors as security prices, yields, maturities, call features, ratings and developments relating to specific securities in arriving at valuations. Money market securities and other debt securities with remaining maturities of sixty days or less may be valued at their amortized cost, which approximates market value. If such prices are not available or determined to not represent the fair value of the security as of the Fund’s pricing time, the security will be valued at fair value as determined in good faith using methods approved by the Board.

Foreign Securities. The prices for foreign securities are reported in local currency and converted to U.S. dollars using currency exchange rates. Exchange rates are provided daily by recognized independent pricing agents.

Derivatives and Other Complex Securities. Non-centrally cleared swaps, collateralized debt obligations, collateralized loan obligations and bank loans are priced based on valuations provided by an independent third party pricing agent. If a price is not available from an independent third party pricing agent, the security will be valued at fair value as determined in good faith using methods approved by the Board.

Income Distributing Securities

Depending on the frequency and consistency of distributions, income from the Fund’s investments may either be recognized in the Fund’s NAV on an accrual basis as earned, or, for investments with known or expected distribution rates, an estimated or accruing amount, determined in good faith by the Adviser, may be applied to the calculation of the Fund’s NAV. In determining an estimated accrual, the Adviser will consider information provided by the general partner as well as historical distributions, with an emphasis on more recent periods. This accrual rate will be reviewed on a regular basis.

Fair Value Procedures. Securities for which market prices are not “readily available” or which cannot be valued using the methodologies described above are valued in accordance with Valuation Procedures established by the Board and implemented through the Adviser as valuation designee. The adviser reports, as necessary, to the Board regarding portfolio valuation determinations and other matters pursuant to rule 2a-5.

Some of the more common reasons that may necessitate a security being valued using Fair Value Procedures include: the security’s trading has been halted or suspended; the security has been de-listed from a national exchange; the security’s primary trading market is temporarily closed at a time when under normal conditions it would be open; the security has not been traded for an extended period of time; the security’s primary pricing source is not able or willing to provide a price; trading of the security is subject to local government-imposed restrictions; or a significant event with respect to a security has occurred after the close of the market or exchange on which the security principally trades and before the time the Fund calculates net asset value. When a security is valued in accordance with the Fair Value Procedures, the Valuation Committee will determine the value after taking into consideration relevant information reasonably available to the Valuation Committee.

In order to determine a fair value, these methods, at the discretion of the Valuation Committee, are applied to the latest information provided by the underlying portfolio companies or other business counterparties. Due to the inherent uncertainty in determining the fair value of investments for which market values are not readily available the fair values of these investments may fluctuate from period to period. In addition, such fair value may differ materially from the values that may have been used had a ready market existed for such investments and may significantly differ from the value ultimately realized by the Fund. Assets and liabilities initially expressed in foreign currencies will be converted into U.S. Dollars using foreign exchange rates provided by a recognized pricing service.

In validating market quotations, the Valuation Committee considers different factors such as the source and the nature of the quotation in order to determine whether the quotation represents fair value. The Valuation Committee makes use of reputable financial information providers in order to obtain the relevant quotations. For debt and equity securities which are not publicly traded or for which market prices are not readily available (unquoted investments) the fair value is determined in good faith. In determining the fair values of these investments, the Valuation Committee will typically apply widely recognized market and income valuation methodologies including, but not limited to, earnings and multiple analysis, discounted cash flow method and third-party valuations.

Use of Third-Party Independent Pricing or Valuation Agents and Independent Brokers

Pursuant to contracts with Ultimus, prices for certain securities held by the Fund are provided daily by third-party independent pricing agents that are approved by the Board. The valuations provided by third-party independent pricing agents are reviewed daily by the Adviser.

If a security price cannot be obtained from an independent, third-party pricing agent, the Fund shall seek to obtain a bid price from at least one independent broker.

For private investments, the Valuation Committee may engage the services of a third party independent third-party valuation agent to assist in the valuation of the Fund’s investments.

CONFLICTS OF INTEREST

The Adviser’s Other Accounts

The Adviser or its affiliates provide or may provide investment advisory and other services to various entities. The Adviser and certain of its investment professionals and other principals, also may carry on substantial investment activities for their own accounts, for the accounts of family members and for other accounts (collectively, with the other accounts advised by the Adviser and their affiliates, “Other Accounts”). The Adviser and the investment professionals who manage the Fund’s investment portfolios will be engaged in certain activities for Other Accounts, and may have conflicts of interest in allocating their time and activities among the Fund and the Other Accounts. These investment professionals will devote as much of their time to the affairs of the Fund as in their judgment is necessary and appropriate.

The Fund has no interest in the activities performed by the Adviser and certain of its investment professionals and other principals for Other Accounts, and investment decisions for the Fund are made independently of such Other Accounts. If, however, the Fund desires to invest in, or withdraw from, the same Investment Fund as an Other Account, the opportunity will be allocated fairly, reasonably and equitably in accordance with the Adviser’s allocation policies and procedures, as discussed below. There may be circumstances under which the Adviser will cause one or more Other Accounts to commit a larger percentage of its assets to an investment opportunity than to which the Adviser will commit the Fund’s assets. There also may be circumstances under which the Adviser will consider participation by Other Accounts in investment opportunities in which the Adviser does not intend to invest on behalf of the Fund, or vice versa.

The Adviser will use reasonable efforts to assure that investment opportunities that are discovered by or brought to the attention of the Adviser (other than by or through an Other Account when the Adviser determines in good faith that such opportunity would not otherwise have come to its attention in a timely manner) and which are appropriate for the Fund and one or more Other Accounts are offered to, or allocated among, the Fund and Other Accounts on a basis that is fair and equitable, taking into account such factors as the Adviser, acting in good faith, believes are appropriate under the circumstances.

In the event, however, that the size of any available investment is limited to a degree that prevents one or more of the proposed investors from participating, the Adviser may choose to allocate such investment opportunity to a subset of such investors in its sole discretion. Similarly, if there is a limit on the number of subscriptions accepted by any investment target, the Adviser may choose to cause one or more of the Fund or Other Accounts to invest through a nominee entity or may allocate such investment among the proposed investors in its sole discretion.

The Fund, in compliance with applicable law, may sell its investments to another client advised by the Adviser, the Adviser or one of their affiliates and may purchase an investment from another client advised by the Adviser, the Adviser or one of their affiliates.

The 1940 Act imposes significant limits on the Fund’s co-investing with its affiliates. The Adviser and the Fund intend to apply for an exemptive order from the SEC that would expand the Fund’s ability to co-invest alongside their affiliates in privately negotiated transactions. However, even if granted, the SEC exemptive order will contain certain conditions that may limit or restrict the Fund’s ability to participate in such co-investments, including, without limitation, in the event that the available capacity with respect to a co-investment is less than the aggregate recommended allocations to the Fund. In such cases, the Fund may participate in an investment to a lesser extent or, under certain circumstances, may not participate in the investment.

Payments to Financial Intermediaries

The Adviser intends to compensate, from its own resources, certain financial intermediaries in connection with the distribution of Shares in the Fund or for their ongoing servicing of Shares acquired by their clients. Such compensation may take various forms, including a fixed fee, a fee determined by a formula that takes into account the amount of client assets invested in the Fund, the timing of investment or the overall NAV of the Fund, or a fee determined in some other method by negotiation between the Adviser and such financial intermediaries. Each financial intermediary also may charge investors, at the financial intermediary’s discretion, a placement fee based on the purchase price of Fund Shares purchased by the investor. All or a portion of such compensation may be paid by a financial intermediary to the financial advisory personnel involved in the sale of Shares. As a result of the various payments that financial intermediaries may receive from investors and the Adviser, the amount of compensation that a financial intermediary may receive in connection with the sale of Shares in the Fund may be greater than the compensation it may receive for the distribution of other investment products. This difference in compensation may create an incentive for a financial intermediary to recommend the Fund over another investment product.

Financial intermediaries may be subject to certain conflicts of interest with respect to the Fund. For example, the Fund, the Adviser, Investment Funds or their portfolio companies or investment vehicles managed or sponsored by the Adviser, or Investment Fund managers may (i) purchase securities or other assets directly or indirectly from, (ii) enter into financial or other transactions with or (iii) otherwise convey benefits through commercial activities to a financial intermediary. As such, certain conflicts of interest may exist between such persons and a financial intermediary. Such transactions may occur in the future and generally there is no limit to the amount of such transactions that may occur.

Financial intermediaries may perform investment advisory and other services for other investment entities with investment objectives and policies similar to those of the Fund or an Investment Fund. Such entities may compete with the Fund or an Investment Fund for investment opportunities and may invest directly in such investment opportunities. Financial intermediaries that invest in an Investment Fund or a portfolio company of an Investment Fund may do so on terms that are more favorable than those of the Fund.

Financial intermediaries that act as selling agents for the Fund also may act as distributor for an Investment Fund in which the Fund invests and may receive compensation in connection with such activities. Such compensation would be in addition to the placement fees described above. A financial intermediary may pay all or a portion of the fees paid to it to certain of its affiliates, including, without limitation, financial advisors whose clients purchase shares of the Fund. Such fee arrangements may create an incentive for a financial intermediary to encourage investment in the Fund, independent of a prospective Shareholder’s objectives.

A financial intermediary may provide financing, investment banking services or other services to third parties and receive fees therefor in connection with transactions in which such third parties have interests which may conflict with those of the Fund or an Investment Fund. A financial intermediary may give advice or provide financing to such third parties that may cause them to take actions adverse to the Fund, an Investment Fund or a portfolio company. A financial intermediary may directly or indirectly provide services to, or serve in other roles for compensation for, the Fund, an Investment Fund or a portfolio company. These services and roles may include (either currently or in the future) managing trustee, managing member, general partner, investment manager or advisor, investment sub-advisor, placement agent, broker, dealer, selling agent and investor servicer, custodian, transfer agent, fund administrator, prime broker, recordkeeper, shareholder servicer, rating agency, interfund lending servicer, Fund accountant, transaction (e.g., a swap) counterparty and/or lender.

In addition, issuers of securities held by the Fund or an Investment Fund may have publicly or privately traded securities in which a financial intermediary is an investor or makes a market. The trading activities of financial intermediaries generally will be carried out without reference to positions held by the Fund or an Investment Fund and may have an effect on the value of the positions so held, or may result in a financial intermediary having an interest in the issuer adverse to the Fund or the Investment Fund. No financial intermediary is prohibited from purchasing or selling the securities of, otherwise investing in or financing, issuers in which the Fund or an Investment Fund has an interest.

A financial intermediary may sponsor, organize, promote or otherwise become involved with other opportunities to invest directly or indirectly in the Fund or an Investment Fund. Such opportunities may be subject to different terms than those applicable to an investment in the Fund or the Investment Fund, including with respect to fees and the right to receive information.

Set out below are practices that the Adviser may follow. Although the Adviser anticipates that the managers of Investment Funds will follow practices similar to those described below, no guarantee or assurances can be made that similar practices will be followed or that any such manager will abide by, and comply with, its stated practices. An Investment Fund manager may provide investment advisory and other services, directly or through affiliates, to various entities and accounts other than Portfolio Investments.

Participation in Investment Opportunities

Directors, principals, officers, employees and affiliates of the Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund or an Investment Fund in which the Fund invests. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Adviser, or by the Adviser for the Other Accounts, or by an Investment Fund manager or any of its respective affiliates on behalf of their own other accounts (“Investment Fund Manager Accounts”) that are the same as, different from or made at a different time than, positions taken for the Fund or an Investment Fund.

Other Matters

An Investment Fund manager, from time to time, may cause an Investment Fund to effect certain principal transactions in securities with one or more Investment Fund Manager Accounts, subject to certain conditions. Future investment activities of the Investment Fund managers, or their affiliates, and the principals, partners, directors, officers or employees of the foregoing, may give rise to additional conflicts of interest.

The Adviser and its affiliates will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members or managing general partners. These transactions would be effected in circumstances in which the Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument on the same day.

Future investment activities of the Adviser, its affiliates and their principals, partners, members, directors, officers or employees may give rise to conflicts of interest other than those described above.

PURCHASE OF SHARES

Prospective investors will be able to purchase Shares daily directly from the Fund at their NAV calculated daily.

Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Administrator.

Shares will generally be offered for purchase on each business day, except that Shares may be offered more or less frequently as determined by the Board in its sole discretion. The Board may also suspend or terminate offerings of Shares at any time. Investors may also buy Shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy Shares of the Fund (collectively, “Financial Intermediaries”). Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary and received by the Fund. A Financial Intermediary may hold Shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund and forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV per Share of that class next computed after it is received by the Financial Intermediary.

Investors may be charged a fee if they effect transactions through an intermediary, broker or agent. The Fund has authorized one or more brokers to receive on its behalf purchase orders. Such brokers are authorized to designate other intermediaries to receive purchase orders on the Fund’s behalf. The Fund will be deemed to have received a purchase order when an authorized broker or, if applicable, a broker’s authorized designee, receives the order. Purchase orders will be priced at the Fund’s NAV per Share of that class next computed after they are received by an authorized broker or the broker’s authorized designee.

If an investment is made through an IRA, Keogh plan or 401(k) plan, an approved trustee must process and forward the subscription to the Fund. In such case, the Fund will send the confirmation and notice of its acceptance to the trustee.

Any amounts received in advance of initial or additional purchases of Shares are placed in a non-interest-bearing account prior to being invested in the Fund, in accordance with Rule 15c2-4 under the Exchange Act. The Fund reserves the right to reject any purchase of Shares in certain circumstances (including, without limitation, when the Fund has reason to believe that such purchase would be unlawful). Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned to the prospective investor.

The minimum initial investment in the Fund is $25,000, and the minimum additional investment in the Fund is $5,000. The Adviser may reduce the minimum initial and additional investment amounts in its sole discretion.

You will ordinarily submit your purchase orders through your financial intermediary through which you opened your Shareholder account. With approval of the Fund or its agent, a potential Shareholder that is pre-qualified as an Eligible Investor by the Shareholder’s financial intermediary may open up an account directly with the Transfer Agent. Please have your financial intermediary contact the Transfer Agent for additional details. All investments must be made by check, Automated Clearing House (“ACH”), or wire. All checks must be made payable in U.S. dollars and drawn on U.S. financial institutions. The Fund does not accept purchases made by third-party checks, credit cards, credit card checks, cash, traveler’s checks, money orders or cashier’s checks.

Non-U.S. persons may be permitted to invest in the Fund subject to the satisfaction of enhanced due diligence. Please contact the Fund for more information.

Eligible Investors

Each prospective investor in the Fund will be required to certify to the Fund that the Shares are being acquired for the account of an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act. Investors who are “accredited investors” are referred to in this Prospectus as “Eligible Investors.” Existing Shareholders of the Fund who subscribe for additional Shares of the Fund will be required to (i) qualify as Eligible Investors at the time of each additional purchase, and (ii) submit a new Subscription Agreement in connection with each additional purchase.

The criteria for qualifying as an Eligible Investor are set forth in the Subscription Agreement. Financial intermediaries may impose additional eligibility requirements for investors who purchase Shares through those financial intermediaries.

To help the government fight terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each Shareholder. As a result, Shareholders will need to identify the name, address, date of birth, and other identifying information about the Shareholders. If a Shareholder’s identity cannot be verified, the Shareholder may be restricted from conducting additional transactions and/or have their investment liquidated. In addition, any other action required by law will be taken.

REPURCHASE OF SHARES

A substantial portion of the Fund’s investments are illiquid. For this reason, the Fund is structured as a closed-end interval fund which means that the Shareholders will not have the right to redeem their Shares on a daily basis. In addition, the Fund does not expect any trading market to develop for the Shares. As a result, if investors decide to invest in the Fund, they will have very limited opportunity to sell their Shares.

Repurchase Dates

The Fund will conduct one repurchase offer in the third calendar quarter of each year at the NAV per Share, of not less than 5% and no more than 25% of the Fund’s outstanding Shares, on the repurchase request deadline, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). In addition to this minimum repurchase offer, the Fund may, in the sole discretion of the Board, make additional written tender offers of its outstanding Shares pursuant to Rule 13e-4 of the Exchange Act at such times and in such amounts as the Board may determine, with such discretionary repurchases to typically occur on March 15, June 15, and December 15 of each year.

In determining whether to accept a recommendation to conduct a repurchase offer at any such time, the Board will consider the following factors, among others:

●	whether any Shareholders have requested to tender Shares to the Fund;

●	the liquidity of the Fund’s assets;

●	the investment plans and working capital and reserve requirements of the Fund;

●	the relative economies of scale of the tenders with respect to the size of the Fund;

●	the history of the Fund in repurchasing Shares;

●	the existing conditions of the securities markets and the economy generally, as well as political, national or international developments or current affairs;

●	any anticipated tax consequences to the Fund of any proposed repurchases of Shares; and

●	the recommendations of the Adviser.

Determination of Repurchase Offer Amount

For each repurchase offer the Board will set an amount of not less than 5% and no more than 25% of the Fund’s Shares based on relevant factors, including the liquidity of the Fund’s positions and the Shareholders’ desire for liquidity. The annual offer to repurchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). For each repurchase offer, the Fund currently expects to offer to repurchase 5% of the Fund’s outstanding Shares at NAV subject to approval of the Board.

Notice to Shareholders

No less than 21 days and more than 42 days before each repurchase request deadline, Shareholders will be notified in writing (the “Shareholder Notification”) about each repurchase offer (each, a “Repurchase Offer”), how they may request that the Fund repurchase their Shares, and the repurchase request deadline. Shares tendered for repurchase by Shareholders prior to any repurchase request deadline will be repurchased subject to the aggregate repurchase amounts established for that repurchase request deadline. The time between the notification to Shareholders and the repurchase request deadline is generally thirty (30) days, but may vary from no more than forty-two (42) days to no less than twenty-one (21) days. The Shareholder Notification will contain information Shareholders should consider in deciding whether to tender their Shares for repurchase. The Shareholder Notification also will include detailed instructions on how to tender Shares for repurchase, state the Repurchase Offer Amount and identify the dates of the repurchase request deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The Shareholder Notification also will set forth the NAV per Share that has been computed no more than seven (7) days before the date of such notification, and how Shareholders may ascertain the NAV per Share after the notification date. Shareholders should be aware of the risk of fluctuation in net asset value that may result in differences in pricing between the repurchase request deadline and the Repurchase Pricing Date. Shareholders may cancel or modify their repurchase requests until the repurchase request deadline.

Determination of Share Repurchase and Payment for Shares

Shares will be repurchased at their NAV per share determined as of the close of business typically as of the repurchase request deadline, but no later than the 14th day after the repurchase request deadline (each, a “Repurchase Pricing Date”). Payment pursuant to the repurchase will be made by checks to the Shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven (7) days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of Shares that are consistent with the Investment Company Act, regulations thereunder and other pertinent laws.

Oversubscribed Repurchase Offers

If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of Shares not to exceed 2% of the outstanding Shares of the Fund on the repurchase request deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if Shareholders tender Shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding Shares on the repurchase request deadline, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by Shareholders who own less than one hundred (100) Shares and who tender all of their Shares, before prorating other amounts tendered.

Suspension or Postponement of Repurchase Offers

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of Shareholders of the Fund.

Consequences of Repurchase Offers

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the Shareholder Notification is sent to Shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the repurchase request deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

Mandatory Repurchases

The Fund may cause a mandatory repurchase or redemption of all or some of the Shares of a Shareholder, or any person acquiring Shares from or through a Shareholder, at net asset value in accordance with the Declaration of Trust and Section 23 of the 1940 Act and Rule 23c-2 thereunder.

Potential for Fund to Utilize the Nasdaq Fund Secondaries Auction Process

Upon obtaining requisite Board approval, which the Fund expects to seek 24-36 months after it commenced operations, the Fund may choose to make its Shares available for secondary transfers on a periodic basis through an auction conducted via Nasdaq Fund Secondaries. Nasdaq Fund Secondaries operates an online platform designed to conduct auctions for unlisted securities, including certain closed-end funds, and can match orders to purchase and sell Shares in a secondary market auction process.

The following describes the operations of the Nasdaq Fund Secondaries auction platform, to provide investors with information on the auction process that the Fund may or may not choose to utilize. Pursuant to the process described below, the auction would seek to arrive at a single clearing price (that may be lower than the Fund’s last calculated NAV), which would determine whether and to what extent Shareholders may be able to sell their Shares. These auctions would occur on a monthly basis, subject to Board approval. The auction process will be restricted solely to Eligible Investors, which are “accredited investors” as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act, and may be restricted at certain times, including as required by federal securities laws, rules and regulations. Shareholders must be represented by a registered broker-dealer, investment advisor, or other market participant that satisfies eligibility requirements of Nasdaq Fund Secondaries to participate in the auction process and will not be permitted to submit orders to Nasdaq Fund Secondaries directly. In connection with the Shares being made available to be sold in the Nasdaq Fund Secondaries Auction Process, the Board and the Adviser will comply with applicable restrictions as required by federal securities laws, rules, and regulations. Auctions will only be made available for Shareholders through Nasdaq Fund Secondaries and may be subject to restricted periods, including but not limited to limiting secondary transfers to certain eligible time periods or as otherwise required in order to comply with federal securities laws, rules, and regulations.

The auctions will take place over a monthly period, as determined by the Board, and will be restricted solely to Eligible Investors and may be restricted at certain times, including as required by federal securities laws, rules and regulations. The Fund, and any affiliated purchaser thereof, may not (a) participate, directly or indirectly, in auctions via Nasdaq Fund Secondaries, other than the potential for directing pending new subscriptions to Nasdaq Fund Secondaries, at Nasdaq Fund Secondaries’ sole discretion, to be (i) matched with unexecuted sell side orders in an auction after the clearing price has been set and all executable orders have been matched, or (ii) crossed with any existing unexecuted sell interest at the most recently provided NAV in the event that a clearing price cannot be determined due to a lack of executable buy interest, or (b) assist in setting auction terms, except as to minimum investment parameters that appear in this Prospectus.

Once the trading of Shares becomes available on the Nasdaq Fund Secondaries auction platform, any purchase orders received by the Fund in Good Order will be directed by the Fund to the Nasdaq Fund Secondaries auction platform to be matched, in Nasdaq’s Fund Secondaries’ sole discretion, with unexecuted sell interest remaining after the auction. Please see the “Finalization” paragraph below for a discussion of the execution of these Good Orders. To the extent Good Orders remain after the matching process discussed in the “Finalization” paragraph, the Fund will execute these Good Orders at the Fund at the NAV calculated daily that the Good Order was received and these Good Orders will be effective as of the first business day of the month following the receipt of the Good Order.

Nasdaq Fund Secondaries contemplates that the Nasdaq Fund Secondaries Auction Process would have three phases:

Order Entry: Buyers and sellers would submit orders during this period. All buyer and seller orders may be entered as limit-style orders that specify the price(s) at which the participant is willing to buy or sell a given number of shares. In addition, all buyer and seller orders could be cancelled or modified without restriction prior to the closing of this period. The Fund would disseminate its most recently calculated NAV during this period to all potential auction participants. Such information will be disseminated at a time sufficiently prior to the end of the order entry period so that buyers and sellers have adequate time and ability to adjust their buy and sell orders based on that data.

Finalization: During this period, a clearing price and share allocations would be determined by Nasdaq Fund Secondaries based on an order allocation process that determines the price at which the greatest number of shares would trade, and all orders (that have specified such price as within their limits) will be executed at that single price or not at all. To the extent that unexecuted sell side interest exists after the clearing price had been set and all executable orders had been matched, Nasdaq Fund Secondaries could, in its sole discretion, agree to allow the Fund to direct pending new subscriptions for the Fund to be matched with unexecuted sell side orders. In the event that a clearing price cannot be determined due to a lack of executable buy side interest, Nasdaq Fund Secondaries could, in its sole discretion, agree to allow pending new subscriptions for the Fund to match with any existing unexecuted sell orders at the most recently provided NAV.

Closing: During this period, matched buy and sell orders would be executed and each executed transaction would be recorded. Once payment has been made, the Fund’s transfer agent would close the transactions by updating the books and records of the Fund to reflect new ownership.

Certain market participants, such as broker/dealers, institutional investors, investment funds and registered investment advisers, are expected to be able to access the Nasdaq Fund Secondaries or on behalf of their clients, including Shareholders, to participate in an auction. However, there can be no assurances that Shareholders and other market participants will participate in the auction process through Nasdaq Fund Secondaries and only market participants that meet Nasdaq Fund Secondaries’ eligibility requirements are permitted to purchase Shares directly through the Nasdaq Fund Secondaries platform. Currently, investors that are natural persons are not able to purchase Shares directly through the Nasdaq Fund Secondaries platform.

Secondary trading through Nasdaq Fund Secondaries may result in the Shares being purchased or sold at a price above or below the Fund’s last calculated NAV, and any Shareholder selling their Shares at a price below the Shareholder’s initial purchase price may lose money on their investment in the Fund. The price at which the Fund’s Shares are purchased or sold may be substantially below the Fund’s last calculated NAV.

The Fund will disclose its most recently calculated NAV to all investors participating in an upcoming auction prior to the end of the order entry period for such auction in a time period that is reasonably designed to provide shareholders adequate time to adjust their buy and sell orders based on the NAV. The Fund will make available the results of the previous auctions occurring within the last 12-month period, if any, promptly following the closing of each auction to investors who are eligible to subscribe for shares in the Fund and to existing investors in the Fund. If the information is available, the Fund will make reasonable efforts to make this information available at a time sufficiently prior to the end of the order entry period for the next auction. The information regarding the results of the previous auctions will include, to the extent applicable, the clearing price of the previous auction (both in dollars and in discount to the most recent NAV), the total amount of securities purchased in the auction, and the percentage of the securities represented by subscriptions that were forwarded to the auction, as opposed to represented by non-subscription buy side interest.

PLAN OF DISTRIBUTION

The Fund is offered on a continuous basis. All subscription payments will be placed in an account held by the Transfer Agent in trust for the subscribers’ benefit, pending release to the Fund. Subscriptions will be effective only upon the Fund’s acceptance, and the Fund reserves the right to reject any subscription in whole or in part, for any reason or no reason, in its sole and absolute discretion. Shares will be sold only to Eligible Investors, will not be listed on any national securities exchange and are not available in certificated form.

DISTRIBUTION POLICY

The Fund expects that dividends will be paid on the Shares in amounts representing substantially all of the net investment income, if any, earned each year. Payments on the Shares may vary in amount depending on investment income received and expenses of operation; however, in order to qualify as a RIC and avoid significant income and excise taxes, substantially all of the net investment income of the Fund and any net capital gain realized by the Fund will be distributed to Shareholders at least annually.

As required under the 1940 Act, the Fund will provide a notice to Shareholders at the time of each distribution if such distribution does not consist solely of net income. Additionally, each distribution payment will be accompanied by a written statement that discloses the sources of each distribution. The Fund will provide disclosures, with each distribution, that estimate the percentages of the current and year-to-date distributions that represent (1) net investment income, (2) capital gains and (3) return of capital. Each year, Shareholders subject to IRS reporting will be notified of the source of the Fund’s distributions on a Form 1099. For tax purposes, at the end of the year the Fund may be required under applicable law to re-characterize distributions made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital.

The net asset value of each Share that a Shareholder owns will be reduced by the amount of the distributions or dividends that the Shareholder receives in respect of Shares.

A Shareholder’s dividends and capital gain distributions will be automatically reinvested if the Shareholder does not instruct the Fund otherwise. A Shareholder will have an adjusted tax basis in the additional Shares of the Fund purchased through the Fund’s dividend reinvestment policy equal to the amount of the reinvested distribution. The additional Shares will have a new holding period commencing on the day following the day on which the Shares are credited to the Shareholder’s account. A Shareholder who elects not to reinvest will receive both dividends and capital gain distributions in cash. The Fund may limit the extent to which any distributions that are returns of capital may be reinvested in the Fund.

Shares will be issued at their net asset value on the ex-dividend date; there is no sales charge or other charge for reinvestment. Shareholders may elect initially not to reinvest by indicating that choice on the Subscription Agreement. Shareholders are free to change their election at any time by contacting the Fund. Your request must be received by the Fund before the record date to be effective for that dividend or capital gain distribution.

The Fund reserves the right to suspend at any time the ability of Shareholders to reinvest distributions and to require Shareholders to receive all distributions in cash, or to limit the maximum amount that may be reinvested, either as a dollar amount or as a percentage of distributions. The Fund may determine to do so if, for example, the amount being reinvested by Shareholders exceeds the available investment opportunities that the Adviser considers suitable for the Fund.

Dividend Reinvestment Policy

The Fund will operate under the DRP administered by Ultimus. Pursuant to the DRP, the Fund’s distributions, net of any applicable U.S. withholding tax, are reinvested in the same class of Shares of the Fund.

DRP participation is not automatic. Shareholders must affirmatively elect on a Subscription Agreement to participate in the DRP. Shareholders who elect not to participate in the DRP will receive all distributions in cash paid to the Shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee). Under the DRP, the Fund’s distributions to Shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a distribution, Ultimus, on the Shareholder’s behalf, will receive additional authorized Shares from the Fund either newly issued or repurchased from Shareholders by the Fund and held as treasury stock. The number of Shares to be received when distributions are reinvested will be determined by dividing the amount of the distribution by the Fund’s net asset value per Share.

Ultimus will maintain all Shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by the Shareholders for personal and tax records. Ultimus will hold Shares in the account of the Shareholders in non-certificated form in the name of the participant, and each Shareholder’s proxy, if any, will include those Shares purchased pursuant to the DRP. Each participant, nevertheless, has the right to request certificates for whole and fractional Shares owned. The Fund will issue certificates in its sole discretion. Ultimus will distribute all proxy solicitation materials, if any, to participating Shareholders.

In the case of Shareholders, such as banks, brokers or nominees, that hold Shares for others who are beneficial owners participating under the DRP, Ultimus will administer the DRP on the basis of the number of Shares certificated from time to time by the record Shareholder as representing the total amount of Shares registered in the Shareholder’s name and held for the account of beneficial owners participating under the DRP.

Neither Ultimus nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the DRP, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which Shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such distributions.

The Fund reserves the right to amend or terminate the DRP upon 30 days’ notice to Shareholders. There is no direct service charge to participants with regard to purchases under the DRP; however, the Fund reserves the right to amend the DRP to include a service charge payable by the participants.

All correspondence concerning the DRP should be directed to Ultimus at P.O. Box 541150, Omaha, NE 68154-9150. Certain transactions can be performed by calling the toll free number (877) 600-3573.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund’s Declaration of Trust authorizes the issuance of an unlimited number of full and fractional Shares of the Fund, each of which represents an equal proportionate interest in the Fund with each other Share. Currently, the Fund offers one class of Shares: Institutional Shares. The Declaration of Trust provides that the Board may create additional classes of Shares. However, the Fund cannot issue any additional class of Shares until it has obtained an exemptive order from the SEC permitting it to do so. Share certificates representing Shares will not be issued. The Shares, when issued, are fully paid and non-assessable. The Fund does not intend to hold annual meetings of its Shareholders. The Fund’s repurchase offers will be made to all Shares at the same time, in the same proportional amounts and on the same terms, except for differences in NAV resulting from differences under a distribution and/or service plan, if applicable, or other class-specific expenses.

Each whole Share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund (in cash or in kind) among its Shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s Shareholders are not liable for any liabilities of the Fund.

The Fund intends to submit to the SEC an application for an exemptive order to permit the Fund to offer additional classes of shares. Although there is no assurance that the SEC will grant such an order, any additional class of shares will have certain differing characteristics and differences in the distribution and/or shareholder servicing fees that may be charged.

PROVISIONS IN THE GOVERNING DOCUMENTS REGARDING SHAREHOLDER DERIVATIVE CLAIMS

The Fund’s Declaration of Trust provides that no person, other than a Trustee of the Fund, who is not a Shareholder shall be entitled to bring any derivative action, suit or other proceeding on behalf of the Fund. The Declaration of Trust further provides that no Shareholder may maintain a derivative action on behalf of the Fund unless holders of a majority of the outstanding shares join in the bringing of such action. However, the foregoing requirement shall not apply to claims made under federal securities laws.

In addition to the above requirements, a Shareholder may bring a derivative action on behalf of the Fund only if the following conditions are met. First, the Shareholder or Shareholders must make a pre-suit demand upon the Board of Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed; and a demand on the Trustees shall only be deemed not likely to succeed and therefore excused if a majority of the Trustees, or a majority of any committee established to consider the merits of such action, has a personal financial interest in the transaction at issue. For purposes of the foregoing, a Trustee shall not be deemed interested in a transaction or otherwise disqualified from ruling on the merits of a Shareholder demand by virtue of the fact that such Trustee receives remuneration for his/her service as a Trustee of the Fund or as a trustee or director of one or more investment companies that are under common management with or otherwise affiliated with the Fund. Second, unless a demand is not required under the first condition above, the Board of Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim; and the Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request. The Board of Trustees may designate a committee of two or more Trustees to consider a Shareholder demand if necessary to create a committee with a majority of Trustees who do not have a personal financial interest in the transaction at issue.

Any person purchasing or otherwise acquiring or holding any interest in Shares will be deemed to have notice of and consented to the foregoing provisions. These provisions may limit a Shareholder’s ability to bring a claim against the Trustees, officers or other agents of the Fund and its service providers, which may discourage such lawsuits with respect to such claims. Any decision by the Independent Trustees to bring, maintain, or settle such action, or to submit the matter to a vote of the Shareholders, shall be binding on all Shareholders who will be prohibited from maintaining a separate competing action relating to the same subject matter. However, the foregoing prohibition shall not apply to claims under federal securities laws.

U.S. FEDERAL INCOME TAX MATTERS

The following is only a summary of certain U.S. federal income tax considerations generally affecting the Fund and shareholders. This discussion offers only a brief outline of the U.S. federal income tax consequences of investing in the Fund and is based upon present provisions of the Code, the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, which change may be retroactive. The discussion is limited to persons who hold their Shares as capital assets (generally, property held for investment) for U.S. federal income tax purposes. This summary does not address all of the U.S. federal income tax consequences that may be relevant to a particular shareholder or to shareholders who may be subject to special treatment under U.S. federal income tax laws, such as U.S. financial institutions, insurance companies, broker-dealers, traders in securities that have made an election for U.S. federal income tax purposes to mark-to-market their securities holdings, tax-exempt organizations, partnerships, shareholders who are not “United States persons” (as defined in the Code), shareholders liable for the alternative minimum tax, persons holding Shares through partnerships or other pass-through entities, or persons that have a functional currency (as defined in Section 985 of the Code) other than the U.S. dollar. No ruling has been or will be obtained from the IRS regarding any matter relating to the Fund or the Shares. No assurance can be given that the IRS would not assert a position contrary to any of the tax aspects described below. The discussion set forth herein does not constitute tax advice. Prospective investors and Shareholders are urged to consult their own tax advisors as to the U.S. federal income tax consequences of the acquisition, holding and disposition of Shares of the Fund, as well as the effects of state, local and non-U.S. tax laws.

Shareholders are urged to consult their own tax advisors regarding the application of the provisions of tax law described in this Prospectus in light of the particular tax situations of the shareholders and regarding specific questions as to federal, state, foreign or local taxes.

Taxation of the Fund. The Funds will elect and intends to qualify each year to be treated as a RIC under the Code. If the Fund so qualifies, the Fund will not be subject to federal income tax on the portion of its investment company taxable income (that is, generally, taxable interest, dividends, net short-term capital gains, and other taxable ordinary income, net of expenses, without regard to the deduction for dividends paid) and net capital gain (that is the excess of net long-term capital gains over net short-term capital losses) that it distributes to shareholders as dividends, but will pay corporate income tax on any portion that it fails to distribute. To qualify for treatment as a RIC, the Fund must satisfy various requirements primarily relating to its distributions, gross income and asset diversification.

A RIC must distribute annually to its shareholders dividends equal to at least the sum of 90% of its investment company taxable income (generally including the excess of net short-term capital gains over net long-term capital losses) and 90% of any net tax-exempt interest income (the “Distribution Requirement”).

In addition, amounts not distributed on a timely basis in accordance with a separate calendar year distribution requirement are subject to a nondeductible 4% excise tax. To prevent imposition of the excise tax, the Fund generally must be considered to have distributed dividends for U.S. federal income tax purposes in respect of each calendar year an amount at least equal to the sum of (1) 98% of its ordinary income (not taking into account any capital gains or losses), determined on a calendar year basis, (2) 98.2% of its capital gain net income, determined under prescribed rules for this purpose (which is generally determined on the basis of the one-year period ending on October 31st of such calendar year, and adjusted for certain ordinary losses), and (3) any ordinary income and capital gain net income from previous years that was not distributed during those years and on which the Fund incurred no U.S. federal income tax. For U.S. federal income tax purposes, dividends declared by the Fund in October, November or December to shareholders of record on a specified date in such a month and paid during January of the following calendar year are taxable to such shareholders, and deductible by the Fund, as if paid on December 31 of the calendar year declared. The Fund may make distributions sufficient to avoid imposition of the excise tax, although there can be no assurance that it will be able to do so. In determining the amounts that are required to be distributed to avoid imposition of the excise tax, the Fund may be required to rely on information obtained from Portfolio Investments. If the information provided by the Portfolio Investments is not timely or accurate, the Fund may incur excise tax on undistributed income and gain. In addition, under certain circumstances, the Fund may decide that it is in its best interest to retain a portion of its income or capital gain rather than distribute such amount as a dividend for U.S. federal income tax purpose and, accordingly, cause the Fund to be subject to the excise tax.

Another requirement for RIC qualification is that at least 90% of the Fund’s gross income each taxable year must be derived from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or foreign currencies and net income derived from interests in qualified publicly traded partnerships (the “Gross Income Test”).

In addition, at the end of each quarter of the Fund’s taxable year, the Fund’s assets must be diversified so that (a) at least 50% of the value of the Fund’s total assets consists of cash and cash items, U.S. government securities, securities of other RICs, and other securities, with such other securities limited, in respect to any one issuer, to an amount not greater in value than 5% of the value of the Fund’s total assets and to not more than 10% of the outstanding voting securities of such issuer, including the equity securities of a qualified publicly traded partnership, and (b) not more than 25% of the value of its total assets is invested, including through corporations in which the Fund owns a 20% or more voting stock interest, in the securities (other than U.S. government securities or securities of other RICs) of any one issuer, two or more issuers which the Fund “controls” and which are engaged in the same, similar, or related trades or businesses, or the securities of one or more “qualified publicly traded partnerships” (the “Asset Diversification Test”).

For the purpose of determining whether the Fund satisfies the Gross Income Test, the character of the Fund’s distributive share of items of income, gain and loss derived through any Portfolio Investments that are properly treated as partnerships for U.S. federal income tax purposes (other than certain publicly traded partnerships) generally will be determined as if the Fund realized such tax items in the same manner as if the Fund had directly invested in the same assets held by the Portfolio Investments. Similarly, for the purposes of the Asset Diversification Test, the Fund, in appropriate circumstances, may “look through” to the assets respectively held by such Portfolio Investments.

A RIC that fails the gross income test for a taxable year shall nevertheless be considered to have satisfied the test for such taxable year if (i) the RIC satisfies certain procedural requirements, and (ii) the RIC’s failure to satisfy the gross income test is due to reasonable cause and not due to willful neglect. However, in such case, a tax is imposed on the RIC for the taxable year in which, absent the application of the above cure provision, it would have failed the gross income test equal to the amount by which the RIC’s non-qualifying gross income exceeds one-ninth of the RIC’s qualifying gross income, each as determined for purposes of applying the gross income test for such taxable year.

Additionally, a RIC that fails the asset diversification test as of the end of a quarter of a taxable year shall nevertheless be considered to have satisfied the test as of the end of such quarter in the following circumstances. If the RIC’s failure to satisfy the asset diversification test at the end of the quarter is due to the ownership of assets the total value of which does not exceed the lesser of (i) one percent of the total value of the RIC’s assets at the end of such quarter and (ii) $10,000,000 (a “de minimis failure”), the RIC shall be considered to have satisfied the asset diversification test as of the end of such quarter if, within six months of the last day of the quarter in which the RIC identifies that it failed the asset diversification test (or such other prescribed time period), the RIC either disposes of assets in order to satisfy the asset diversification test, or otherwise satisfies the asset diversification test.

In the case of a failure to satisfy the asset diversification test at the end of a quarter of a taxable year under circumstances that do not constitute a de minimis failure, a RIC shall nevertheless be considered to have satisfied the asset diversification test as of the end of such quarter if (i) the RIC satisfies certain procedural requirements; (ii) the RIC’s failure to satisfy the asset diversification test is due to reasonable cause and not due to willful neglect; and (iii) within six months of the last day of the quarter in which the RIC identifies that it failed the asset diversification test (or such other prescribed time period), the RIC either disposes of the assets that caused the asset diversification failure in order to satisfy the asset diversification test, or otherwise satisfies the asset diversification test. However, in such case, a tax is imposed on the RIC, at the highest corporate income tax rate, on the net income generated by the assets that caused the RIC to fail the asset diversification test during the period for which the asset diversification test was not met. In all events, however, such tax will not be less than $50,000.

If before the end of any taxable quarter of its taxable year, the Fund believes that it may fail the asset diversification test, the Fund may seek to take certain actions to avert such a failure. However, the action typically taken by RICs to avert such a failure (e.g., the disposition of assets causing the asset diversification discrepancy) may be difficult for the Fund to pursue because of the limited liquidity of the interests in the Portfolio Investments. While the Code generally affords the Fund a 30-day period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified assets, the constraints on the Fund’s ability to do so may limit utilization of this statutory 30-day cure period and, possibly, the extended cure period provided by the Code as discussed above.

If the Fund does not qualify as a RIC, it will be treated for tax purposes as an ordinary corporation. In that case, all of its taxable income would be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions made to shareholders. In addition, all distributions (including distributions of net capital gain) made to shareholders generally would be characterized as dividend income to the extent of the Fund’s current and accumulated earnings and profits. To requalify for treatment as a RIC in a subsequent taxable year, the Fund would be required to satisfy the RIC qualification requirements for that year and to distribute any earnings and profits from any year in which the Fund failed to qualify for tax treatment as a RIC. If the Fund failed to qualify as a RIC for a period greater than two taxable years, it would generally be required to pay the Fund-level tax on certain net built in gains recognized with respect to certain of its assets upon a disposition of such assets within five years of qualifying as a RIC in a subsequent year. The Board reserves the right not to maintain the qualification of the Fund for treatment as a RIC if it determines such course of action to be beneficial to shareholders. If the Fund determines that it will not qualify as a RIC, the Fund will establish procedures to reflect the anticipated tax liability in the Fund’s NAV.

The Fund may invest up to 25% of its total assets directly or indirectly in a corporate subsidiary and to own multiple corporate subsidiaries as long as it satisfies the 50% Asset Test. The Fund is likely to invest through corporate subsidiaries in investments that are likely to generate non-qualifying income for purposes of the Gross Income Test. A RIC generally does not take into account income earned by a U.S. corporation in which it invests unless and until the corporation distributes such income to the RIC as a dividend. Where a corporate subsidiary is organized in the United States, such corporate subsidiary will be liable for U.S. federal corporate income tax on its income, as well as any applicable state taxes, which will reduce the Fund’s return on its investment in such corporate subsidiary. If a net loss is realized by such corporate subsidiary, such loss is not generally available to offset the income of the Fund.

Capital losses in excess of capital gains (“net capital losses”) are not permitted to be deducted against a RIC’s net investment income. Instead, for U.S. federal income tax purposes, potentially subject to certain limitations, the Fund may carry a net capital loss from any taxable year forward indefinitely to offset its capital gains, if any, in years following the year of the loss. To the extent subsequent capital gains are offset by such losses, they will not result in U.S. federal income tax liability to the Fund and may not be distributed as capital gains to its shareholders. Generally, the Fund may not carry forward any losses other than net capital losses. The carryover of capital losses may be limited under the general loss limitation rules if the Fund experiences an ownership change as defined in the Code.

If the Fund is not a “publicly offered regulated investment company” (as described below) the Fund will be subject to limitations on the deductibility of certain “preferential dividends.” In general, a dividend is preferential unless it is distributed pro rata to Shareholders, with no preference to any share of stock compared with other shares of the same class, and with no preference to one class as compared with another class, except to the extent the class is entitled to a preference. If the IRS or a court were to determine that the Fund paid a preferential dividend, such preferential dividends would not be deductible by the Fund and would not count towards satisfaction of the Distribution Requirement, and the Fund could lose its tax status as a RIC. The Fund will not be a “publicly offered regulated investment company” unless the Fund’s interests are (1) continuously offered to the public pursuant to a public offering as defined by Section 4 of the 1933 Act, (2) regularly traded on an established securities market, or (3) held by or for no fewer than 500 persons at all times during the tax year. The Fund does not anticipate meeting any of these criteria and as such it expects not to be “publicly offered” for these purposes.

Taxation of Shareholders – Distributions. The Fund intends to distribute annually to its shareholders substantially all of its investment company taxable income (computed without regard to the deduction for dividends paid), its net tax-exempt income, if any, and any net capital gain (net long-term capital gains in excess of net short-term capital losses, taking into account any capital loss carryforwards). The distribution of investment company taxable income (as so computed) and net realized capital gain will be taxable to Fund shareholders regardless of whether the shareholder receives these distributions in cash or reinvests them in additional shares pursuant to the Fund’s dividend reinvestment policy.

Any distributions by the Fund from its investment company taxable income will be taxable as ordinary income or at the lower capital gains rates that apply to individuals receiving qualified dividend income. Distributions by the Fund attributable to “qualified dividend income” received by the Fund and designated by the Fund as qualified dividend income generally may be taxed at the lower rates applicable to long-term capital gains in the case on non-corporate shareholders. In the case of corporate shareholders, dividends attributable to dividends from U.S. corporations may be eligible for a dividends-received deduction.

Similarly, in taxable years starting before 2026, non-corporate shareholders generally are entitled to a 20% deduction for distributions attributable to “qualified REIT dividends” received by the Fund and designated by the Fund as qualified REIT dividends.

Distributions from net capital gain (typically referred to as a “capital gain dividend”) will be characterized as long-term capital gain, regardless of how long Shares have been held by the shareholder. However, if a shareholder received any long-term capital gain distributions in respect of repurchased Shares (including, for this purpose, amounts credited as undistributed capital gains in respect of those Shares) and held the repurchased Shares for six months or less, any loss realized by the shareholder upon the repurchase will be treated as long-term capital loss to the extent that it offsets the long-term capital gain distributions.

The Fund may elect to retain its net capital gain or a portion thereof for investment and be subject to tax at corporate rates on the amount retained. In such case, the Fund may report the retained amount as undistributed capital gains to its shareholders, who will be treated as if each shareholder received a distribution of its pro rata share of such gain, with the result that each shareholder will (i) be required to report its pro rata share of such gain on its tax return as long-term capital gain, (ii) receive a refundable tax credit for its pro rata share of tax paid by the Fund on the gain, and (iii) increase the tax basis for its Shares by an amount equal to the deemed distribution less the tax credit.

Distributions by the Fund that are or are considered to be in excess of the Fund’s current and accumulated earnings and profits for the relevant period will be treated as a tax-free return of capital to the extent of (and in reduction of) a shareholder’s tax basis in its Shares and any such amount in excess of such tax basis will be treated as gain from the sale of Shares, as discussed below. Similarly, as discussed below, if a repurchase of a shareholder’s Shares does not qualify for sale or exchange treatment, the shareholder may, in connection with such repurchase, be treated as having received, in whole or in part, a taxable dividend, a tax-free return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the shareholder’s tax basis in the relevant Shares repurchased. In such case, the tax basis in the Shares repurchased by the Fund, to the extent remaining after any dividend and return of capital distribution with respect to those Shares, will be transferred to any remaining Shares held by the shareholder.

Although dividends generally will be treated as distributed when paid, any dividend declared by the Fund in October, November or December and payable to shareholders of record in such a month that is paid during the following January will be treated for U.S. federal income tax purposes as received by shareholders on December 31 of the calendar year in which it was declared. Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or in kind.

U.S. individuals with “modified adjusted gross income”, and certain trusts and estates with “adjusted gross income”, exceeding certain threshold amounts are subject to a 3.8% Medicare contribution tax on all or a portion of their “net investment income” or “undistributed net investment income in the case of trusts and estates. Net investment income, includes taxable interest, dividends, and certain capital gains (generally including capital gain distributions and capital gains realized on the sale of Shares).

Shareholders who have not held Shares for a full year should be aware that the Fund may report and distribute, as ordinary dividends or capital gain dividends, a percentage of income that is not equal to the percentage of the Fund’s ordinary income or net capital gain, respectively, actually earned during the applicable shareholder’s period of investment in the Fund. A taxable shareholder may wish to avoid investing in the Fund shortly before a dividend or other distribution, because the distribution will generally be taxable even though it may economically represent a return of a portion of the shareholder’s investment.

If the Fund is not publicly offered, special rules will apply with respect to the treatment of certain expenses of the Fund as explained below, which may require the imputation of such expenses to the Fund’s shareholders. For these purposes, the Fund will be “non-publicly offered” unless the Fund’s interests are (1) continuously offered to the public pursuant to a public offering as defined by Section 4 of the Securities Act of 1933 (as amended), (2) regularly traded on an established securities market, or (3) held by or for no fewer than 500 persons at all times during the tax year. The Fund does not anticipate meeting any of these criteria and as such it expects to be “non-publicly offered” for these purposes. Generally, the expenses covered by these rules include expenses relating to investment advice, marketing activities, shareholder communications not required by law, and custodian fees. These special rules also apply to only certain “affected investors” which include any individual (other than a nonresident alien whose income from the RIC is not effectively connected with a U.S. trade or business), any person (including a trust or estate) that computes its income in the same manner as an individual, and any pass-through entity if any of its interest holders is a pass-through entity or would be an affected investor if it held its interest in the Fund. If these rules apply to an investor in the Fund, the investor is treated as receiving an additional dividend equal to their share of the Fund’s “affected expenses” and as having paid such expenses themselves. In general, “miscellaneous itemized deductions” are not permitted for taxable years beginning before January 1, 2026 and are subject to limitations thereafter.

The Fund (or its administrative agent) will inform you of the amount of your ordinary income dividends, qualified dividend income, qualified REIT dividends, capital gain dividends and share of affected expenses, if any, and will advise you of their tax status for federal income tax purposes shortly after the close of each calendar year. If you have not held Fund shares for a full year, the Fund may report and distribute to you, as ordinary income, qualified dividend income or capital gain, a percentage of income that is not equal to the actual amount of such income earned during the period of your investment in the Fund.

Taxation of Shareholders – Sales or Redemptions. Any gain or loss recognized on a sale or other disposition of shares of the Fund by a shareholder generally will be treated as a long-term capital gain or loss if the shares have been held for more than twelve months and otherwise will be treated as a short-term capital gain or loss. However, if Shares on which a shareholder has received a long-term capital gain distribution are subsequently sold or redeemed and such shares have been held for six months or less, any loss recognized will be treated as a long-term capital loss to the extent of the long-term capital gain distribution. In addition, the loss realized on a sale or other disposition of Shares will be disallowed to the extent a shareholder repurchases (or enters into a contract to or option to repurchase) Shares within a period of 61 days (beginning 30 days before and ending 30 days after the disposition of the Shares). This loss disallowance rule will apply to Shares received through the reinvestment of dividends during the 61-day period.

From time to time, the Fund may offer to repurchase its outstanding shares. Shareholders who tender all Shares held, or considered to be held, by them will be treated as having sold their Shares and generally will realize a capital gain or loss. If a shareholder tenders fewer than all of its Shares or fewer than all Shares tendered are repurchased, such shareholder may be treated as having received a taxable dividend upon the tender of its Shares. In such a case, there is a risk that non-tendering shareholders, and shareholders who tender some but not all of their Shares or fewer than all of whose Shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received a taxable dividend from the Fund. The extent of such risk will vary depending upon the particular circumstances of the tender offer, and in particular whether such offer is a single and isolated event or is part of a plan for periodically redeeming Shares of the Fund. If shareholders are treated as receiving a deemed dividend, they will be notified of this treatment at year-end with such amount reflected on IRS Form 1099-DIV. Entities in which the Fund may invest, such as REITs and certain partnerships, may not provide complete and final tax information to the Fund until after the Fund issues the IRS Form 1099-DIV to shareholders. As a result, the Fund may need to reclassify the amount and/or character of income to shareholders after issuing IRS Forms 1099-DIV. Should such a reclassification be necessary, the Fund shall send shareholders a corrected and final IRS Form 1099-DIV to reflect the reclassified income, and shareholders should use the information on such corrected IRS Form 1099-DIV in completing their tax returns.

The Fund (or its administrative agent) must report to the IRS and furnish to Shareholders the cost basis information for purchases of Shares. In addition to the requirement to report the gross proceeds from the sale of Shares, the Fund (or its administrative agent) is also required to report the cost basis information for such Shares and indicate whether these shares had a short-term or long-term holding period. For each sale of Shares, the Fund will permit shareholders to elect from among several IRS-accepted cost basis methods, including the average basis method. In the absence of an election, the Fund will use a default cost basis method that will be separately communicated to you by the Fund (or its administrative agent). The cost basis method elected by a Fund Shareholder (or the cost basis method applied by default) for each sale of Shares may not be changed after the settlement date of each such sale of Shares. Shareholders should consult their tax advisors to determine the best IRS-accepted cost basis method for their tax situation and to obtain more information about how cost basis reporting applies to them. Shareholders also should carefully review the cost basis information provided to them by the Fund and make any additional basis, holding period or other adjustments that are required when reporting these amounts on their federal income tax returns.

Taxation of Fund Investments. It is intended that the Fund will invest a portion of its assets in Private Investment Funds, some of which may be classified as partnerships for U.S. federal income tax purposes.

An entity that is properly classified as a partnership (and not an association or publicly traded partnership taxable as a corporation) is not itself subject to federal income tax. Instead, each partner of the partnership is required to take into account its distributive share of the partnership’s net capital gain or loss, net short-term capital gain or loss, and its other items of ordinary income or loss (including all items of income, gain, loss and deduction allocable to that partnership from investments in other partnerships) for each taxable year of the partnership ending with or within the partner’s taxable year. Each such item will have the same character to a partner and will generally have the same source (either United States or foreign), as though the partner realized the item directly. Some of the income that the Fund may earn directly or through a Private Investment Fund, such as income recognized from an equity investment in an operating partnership, may not be treated as qualifying income under the Gross Income Test. The Fund may have to dispose of interests in Private Investment Funds that it would otherwise have continued to hold, or devise other methods of cure, to the extent certain Private Investment Funds earn income of a type that is not qualifying gross income for purposes of the Gross Income Test or hold assets that could cause the Fund not to satisfy the Asset Diversification Test. To manage the risk that such income might jeopardize the Fund’s tax status as a RIC resulting from a failure to satisfy the Gross Income Test, one or more subsidiary entities treated as corporations for U.S. federal income tax purposes may be employed to earn such income and (if applicable) hold the related investment. Such subsidiary entities generally may be required to incur corporate income taxes on their earnings, which ultimately may reduce the return to Shareholders.

Partners of a partnership must report their distributive share of the partnership’s income regardless of the extent to which, or whether, the partnership or the partners receive cash distributions for such taxable year. Accordingly, the Fund may be required to recognize items of taxable income and gain without receiving cash with which to make distributions in amounts necessary to satisfy the Distribution Requirement and for avoiding the excise tax discussed above (including in circumstances where investments by the Private Investment Funds, such as investments in debt instrument with “original issue discount,” generate income prior to a corresponding receipt of cash). Accordingly, in order to avoid certain income and excise taxes, the Fund may be required to liquidate its investments at a time when the investment adviser might not otherwise have chosen to do so. However, the Fund is not required to avoid imposition of 100 percent of its income tax liability and is not required to avoid the excise taxes, which would effectively reduce (and could eliminate) the Fund’s returns. In addition, partnerships that the Fund may invest in will deliver Form K-1s to the Fund to report its share of income, gains, losses, deductions and credits of the partnership. These Form K-1s may be delayed and may not be received until after the time that the Fund issues tax reporting statements. As a result, the Fund may at times find it necessary to reclassify the amount and character of its distributions to you after it issues you your tax reporting statement.

The Fund and Private Investment Funds in which the Fund invests may invest in REITs. In fact, the Fund may organize a subsidiary REIT to hold real estate investments. Dividends paid by a REIT, that are not designated as capital gains dividends or qualified dividend income will be taxable as ordinary income up to the amount of the REIT’s current and accumulated earnings and profits. Capital gain dividends paid by a REIT will be treated as long-term capital gains by the Fund and, in turn, may be distributed by the Fund to Shareholders as a capital gain distribution. Dividends attributable to a REIT’s receipt of qualified dividend income and designated as such will be taxed as qualified dividend income at reduced rates for non-corporate shareholders. Dividends received by a Private Investment Fund from a REIT and allocated to the Fund generally will not constitute qualified dividend income or qualify for the dividends-received deduction. If a REIT is operated in a manner such that it fails to qualify as a REIT, an investment in the REIT would become subject to double taxation, meaning the taxable income of the REIT would be subject to federal income tax at the regular corporate rate without any deduction for dividends paid to shareholders.

Qualified REIT dividends” (i.e., ordinary REIT dividends other than capital gain dividends and REIT dividends designated as qualified dividend income) are eligible for up to a 20% deduction by non-corporate taxpayers in taxable years beginning before 2026. Distributions by the Fund to shareholders that are attributable to qualified REIT dividends received by a Private Investment Fund and allocated to the Fund or by the Fund from a REIT subsidiary and which the Fund properly reports as “section 199A dividends,” are treated as “qualified REIT dividends” in the hands of non-corporate shareholders. A section 199A dividend is treated as a qualified REIT dividend only if the shareholder receiving such dividend holds the dividend-paying RIC shares for at least 46 days of the 91-day period beginning 45 days before the shares become ex-dividend and is not under an obligation to make related payments with respect to a position in substantially similar or related property. The Fund is permitted to report such part of its dividends as section 199A dividends as are eligible but is not required to do so.

For the purpose of determining whether the Fund satisfies the Gross Income Test, 100% of the net income derived from an interest in a “qualified publicly traded partnership” (generally, a partnership (i) interests in which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof, (ii) that derives at least 90% of its income from the passive income sources specified in Code section 7704(d), and (iii) that, generally, derives less than 90% of its income from the qualifying income described in the definition of the Gross Income Test above) will be treated as qualifying income. In addition, although in general the passive loss rules of the Code do not apply to RICs, such rules do apply to a RIC with respect to items attributable to an interest in a qualified publicly traded partnership.

The Fund may invest in certain master limited partnerships (“MLPs”), which may be treated as qualified publicly traded partnerships. Income from qualified publicly traded partnerships is qualifying income for purposes of the Gross Income Test, but the Fund’s investment in one or more of such qualified publicly traded partnerships is limited under the Asset Diversification Test to no more than 25% of the value of the Fund’s assets. The Fund will monitor its investment in such qualified publicly traded partnerships in order to ensure compliance with the Gross Income Test and Asset Diversification Test.

“Qualified publicly traded partnership income” within the meaning of Section 199A(e)(5) of the Code is eligible for up to a 20% deduction by non-corporate taxpayers for taxable years beginning before 2026. Qualified publicly traded partnership income is generally income of a “publicly traded partnership” that is not treated as a corporation for U.S. federal income tax purposes that is effectively connected with such entity’s trade or business, but does not include certain investment income. Under current law, the Fund is not permitted to pass the special character of this income through to its shareholders.

The Fund may gain most of its exposure to certain operating portfolio companies and real estate through certain domestic and non-U.S. entities treated as corporations for U.S. federal income tax purposes within the limitations of the federal tax requirements of Subchapter M of the Code for qualification as a RIC. To the extent the Fund invests through domestic corporate entities (that are not REITs), any taxable income will be subject to corporate income tax before being distributed to the Fund as a dividend. The Fund will monitor its investments in corporate entities (that are not REITs) in order to ensure compliance with the Asset Diversification Test.

UNLESS OTHERWISE INDICATED, REFERENCES IN THIS DISCUSSION TO THE FUND’S INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS, INCLUDE THE DIRECT INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS OF THE FUND, AS WELL AS THOSE INDIRECTLY ATTRIBUTABLE TO THE FUND AS A RESULT OF THE FUND’S INVESTMENT IN ANY PRIMARY MARKETS INVESTMENT FUND (OR OTHER ENTITY) THAT IS PROPERLY CLASSIFIED AS A PARTNERSHIP OR DISREGARDED ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES (AND NOT AN ASSOCIATION OR PUBLICLY TRADED PARTNERSHIP TAXABLE AS A CORPORATION).

Ordinarily, gains and losses realized from portfolio transactions will be characterized as capital gains and losses. However, a portion of the gain or loss realized from the disposition of foreign currencies (including foreign currency denominated bank deposits) and non-U.S. dollar denominated securities (including debt instruments, certain futures or forward contracts and options, and similar financial instruments) is generally characterized as ordinary income or loss under Section 988 of the Code. Section 988 of the Code similarly provides that gains or losses attributable to fluctuations in exchange rates that occur between the time the Fund accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time such receivables are collected or the time that the liabilities are paid would be generally characterized as ordinary income or loss. Finally, all or a portion of any gain realized from engaging in “conversion transactions” (as defined in the Code to generally include certain transactions designed to convert ordinary income into capital gain) may be characterized as ordinary income.

Hedging and Derivative Transactions. The Fund may invest in complex securities, and these investments may be subject to complex tax rules. These rules could affect the Fund’s ability to qualify as a RIC, affect whether gains and losses recognized by the Fund are treated as ordinary income or capital gain, accelerate the recognition of income to the Fund and/or defer the Fund’s ability to recognize losses, and, in limited cases, subject the Fund to U.S. federal income tax on income of certain of its foreign securities. In turn, these rules may affect the amount, timing or character of the income distributed to shareholders by the Fund.

The Fund is required for federal income tax purposes to mark-to-market and recognize as income for each taxable year (and, for purposes of the 4% excise tax described above, on certain other dates as prescribed under the Code) its net unrealized gains and losses on certain futures and options contracts subject to section 1256 of the Code (“Section 1256 Contracts”) as of the end of the taxable year as well as those actually realized during the taxable year. Gain or loss from Section 1256 Contracts are considered 60% long-term and 40% short-term capital gain or loss. Application of this rule may alter the timing and character of distributions to Shareholders by the Fund. The Fund may be required to defer the recognition of losses on Section 1256 Contracts to the extent of any unrecognized gains on offsetting positions held by the Fund. These provisions may also require the Fund to mark-to-market certain types of positions in its portfolio (i.e., treat them as if they were closed out), which may cause the Fund to recognize income without receiving cash with which to make distributions in amounts necessary to satisfy the Distribution Requirement and for avoiding the income and excise tax discussed above. Accordingly, in order to avoid certain income and excise taxes, the Fund may be required to liquidate its investments at a time when the investment adviser might not otherwise have chosen to do so. However, the Fund is not required to avoid imposition of 100 percent of its income tax liability and is not required to avoid the excise taxes, which would effectively reduce (and could eliminate) the Fund’s returns.

The Fund’s transactions in foreign currencies and forward foreign currency contracts will generally be subject to special provisions of the Code that, among other things, may affect the character of gains and losses realized by the Fund (i.e., may affect whether gains or losses are ordinary or capital), accelerate recognition of income to the Fund and defer losses. These rules could therefore affect the character, amount and timing of distributions by the Fund to shareholders. These provisions also may require the Fund to mark-to-market certain types of positions in its portfolio (i.e., treat them as if they were closed out) which may cause the Fund to recognize income without receiving cash with which to make distributions in amounts necessary to satisfy the Distribution Requirements and for avoiding the excise tax described above. The Fund intends to (i) monitor its transactions, (ii) make the appropriate tax elections and (iii) make the appropriate entries in its books and records when it acquires any foreign currency or forward foreign currency contract in order to mitigate the effect of these rules so as to prevent disqualification of the Fund, and in turn the Fund, as a RIC and minimize the imposition of income and excise taxes.

Any forward contract or other position entered into or held by the Fund in conjunction with any other position held by the Fund may constitute a “straddle” for federal income tax purposes. In addition, investments by the Fund in particular combinations of Private Investment Funds may also be treated as a “straddle.” A straddle of which at least one, but not all, the positions are Section 1256 Contracts may constitute a “mixed straddle.” In general, straddles are subject to certain rules that may affect the amount, character and timing of the Fund’s gains and losses with respect to straddle positions by requiring, among other things, that: (1) any loss realized on disposition of one position of a straddle may not be recognized to the extent that the Fund has unrealized gains with respect to the other position in such straddle; (2) the Fund’s holding period in straddle positions be suspended while the straddle exists (possibly resulting in a gain being treated as short-term capital gain rather than long-term capital gain); (3) the losses recognized with respect to certain straddle positions that are part of a mixed straddle and that are non-Section 1256 Contracts be treated as 60% long-term and 40% short-term capital loss; (4) losses recognized with respect to certain straddle positions that would otherwise constitute short-term capital losses be treated as long-term capital losses; and (5) the deduction of interest and carrying charges attributable to certain straddle positions may be deferred. Various elections are available to the Fund, which may mitigate the effects of the straddle rules, particularly with respect to mixed straddles.

If the Fund enters into a “constructive sale” of any appreciated financial position in its portfolio, the Fund will be treated as if it had sold and immediately repurchased the property and must recognize gain (but not loss) with respect to that position. A constructive sale of an appreciated financial position occurs when the Fund enters into certain offsetting transactions with respect to the same or substantially identical property, including, but not limited to: (i) a short sale; (ii) an offsetting notional principal contract; (iii) a futures or forward contract; or (iv) other transactions identified in future Treasury Regulations. The character of the gain from constructive sales will depend upon the Fund’s holding period in the appreciated financial position. Losses realized from a sale of a position that was previously the subject of a constructive sale will be recognized when the position is subsequently disposed of. The character of such losses will depend upon the Fund’s holding period in the position beginning with the date the constructive sale was deemed to have occurred and the application of various loss deferral provisions in the Code. Constructive sale treatment does not apply to certain closed transactions, including if such a transaction is closed on or before the 30th day after the close of the Fund’s taxable year and the Fund holds the appreciated financial position unhedged throughout the 60-day period beginning with the day such transaction was closed.

Foreign Investments. Income received by the Fund from sources within foreign countries (including, for example, dividends or interest on stock or securities of non-U.S. issuers) may be subject to withholding and other taxes imposed by such countries. Tax treaties between such countries and the U.S. may reduce or eliminate such taxes. If more than 50% of the value of the Fund’s assets at the close of any taxable year consists of stock or securities of foreign corporations, which for this purpose may include obligations of foreign governmental issuers, the Fund may elect, for U.S. federal income tax purposes, to treat any foreign income or withholding taxes paid by the Fund as paid by its shareholders. The Fund does not expect to meet the requirements to make the election described above in respect of the treatment of foreign taxes. Foreign taxes paid by the Fund will reduce the return from the Fund’s investments.

The Fund may indirectly hold equity interests in Portfolio Investments that may be classified as “passive foreign investment companies” or “PFICs.” If the Fund owns shares in a PFIC, the Fund will generally be subject to one of the following special tax regimes: (i) the Fund may be liable for U.S. federal income tax, and an additional interest charge, on a portion of any “excess distribution” from such foreign entity or any gain from the disposition of such shares, even if the entire distribution or gain is paid out by the Fund as a dividend to the Fund; (ii) if the Fund were able and elected to treat a PFIC as a “qualified electing fund” or “QEF,” the Fund would be required each year to include in income, and distribute to the Fund in accordance with the distribution requirements set forth above, the Fund’s pro rata share of the ordinary earnings and net capital gains of the PFIC, whether or not such earnings or gains are distributed to the Fund; or (iii) the Fund may be entitled to mark-to-market annually shares of the PFIC, and in such event would be required to distribute to the Fund any such mark-to-market gains in accordance with the distribution requirements set forth above. The Fund intends to make the appropriate tax elections, if possible, and take any additional steps that are necessary to mitigate the effect of these rules. Amounts included in income each year by the Fund arising from a QEF election will be “qualifying income” under the Gross Income Test (as described above) if distributed to the Fund in the same year or, even if not distributed to the Fund, if the Fund derives such income from its business of investing in stock, securities or currencies. In certain cases, the Fund will not be the party legally permitted to make the QEF election or the mark-to-market election in respect of indirectly held PFICs and, in such cases, will not have control over whether the party within the chain of ownership that is legally permitted to make the QEF or mark-to-market election will do so.

A U.S. person that owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of stock or 10% or more of the total value of shares of all classes of stock of a foreign corporation is a “U.S. Shareholder” for purposes of the controlled foreign corporation (“CFC”) provisions of the Code. A foreign corporation is a CFC if, on any day of its taxable year, more than 50% of the voting power or value of its stock is owned (directly, indirectly or constructively) by “U.S. Shareholders.” If the Fund is a “U.S. Shareholder” of a CFC, the Fund will be required to include in its gross income for United States federal income tax purposes its share of specified types of the CFC’s earnings, whether or not such income is distributed by the CFC. The Fund’s recognition of any such deemed distributions will increase the Fund’s tax basis in the CFC. Distributions by a CFC to the Fund will be tax-free, to the extent of its previous inclusions of deemed distributions but will correspondingly reduce the Fund’s tax basis in the CFC. The deemed inclusions of the Fund attributable to its investment in a CFC is “qualifying income” to the Fund to the extent that such income is distributed to the Fund in the same year or is derived with respect to the Fund’s business of investing in stock, securities or currencies.

Tax-Exempt Shareholders. Certain tax-exempt shareholders, including qualified pension plans, individual retirement accounts, 401(k)s, and other tax-exempt entities, generally are exempt from federal income taxation except with respect to their unrelated business taxable income (“UBTI”). Under current law, the Fund generally serves to block UBTI from being realized by its tax-exempt shareholders. However, notwithstanding the foregoing, a tax-exempt shareholder could realize UBTI by virtue of an investment in the Fund where, for example: (i) the Fund invests in residual interests of real estate mortgage investment conduits (“REMICs”), (ii) the Fund invests in a REIT that is a taxable mortgage pool (“TMP”) or that has a subsidiary that is a TMP or that invests in the residual interest of a REMIC, or (iii) the tax-exempt entity incurs acquisition indebtedness with respect to its shares in the Fund. Charitable remainder trusts and certain other tax-exempt entities are subject to special rules and should consult their tax advisors.

Backup Withholding. The Fund will be required in certain cases to withhold at 24% of any distributions or proceeds paid and remit to the U.S. Treasury the amount withheld on amounts payable to any shareholder who: (i) has provided the Fund either an incorrect social security number or tax identification number or no number at all; (ii) is subject to backup withholding by the IRS for failure to properly report payments of interest or dividends; (iii) has failed to certify to the Fund that it is not subject to backup withholding; or (iv) has failed to certify to the Fund that it is a U.S. person (including a resident alien). Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder’s US federal income tax liability, provided the appropriate information is furnished to the IRS. Certain payees and payments are exempt from backup withholding and information reporting.

Tax Shelter Reporting Regulations. Under U.S. Treasury regulations, generally, if a shareholder recognizes a loss of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on Form 8886. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

State Taxes. Depending upon state and local law, distributions by the Fund to its shareholders and the ownership of such shares may be subject to state and local taxes. Rules of state and local taxation of dividend and capital gains distributions from RICs often differ from the rules for federal income taxation described above. It is expected that the Fund will not be liable for any corporate tax in Delaware if it qualifies as a RIC for federal income tax purposes. The Fund may become subject to income and other taxes in states and localities based on the Fund’s investments in entities that conduct business in those jurisdictions.

Shareholders are urged to consult their tax advisors regarding state and local taxes applicable to an investment in the Fund.

Non-U.S. Shareholders. Any non-U.S. investors in the Fund may be subject to U.S. withholding and estate tax and are encouraged to consult their tax advisors prior to investing in the Fund. Non-U.S. shareholders (i.e., nonresident alien individuals and foreign corporations, trusts and estates) are generally subject to U.S. withholding tax at the rate of 30% (or a lower tax treaty rate) on distributions derived from taxable ordinary income. The Fund may, under certain circumstances, report all or a portion of a dividend as an “interest-related dividend” or a “short-term capital gain dividend,” which would generally be exempt from this 30% U.S. withholding tax, provided certain other requirements are met. Short-term capital gain dividends received by a nonresident alien individual who is present in the U.S. for a period or periods aggregating 183 days or more during the taxable year are not exempt from this 30% withholding tax. Gains realized by non-U.S. shareholders from the sale or other disposition of shares of the Fund generally are not subject to U.S. taxation, unless the recipient is an individual who is physically present in the U.S. for 183 days or more per year. Non-U.S. shareholders who fail to provide an applicable IRS form may be subject to backup withholding on certain payments from the Fund. Backup withholding will not be applied to payments that are subject to the 30% (or lower applicable treaty rate) withholding tax described in this paragraph. Different tax consequences may result if the non-U.S. shareholder is engaged in a trade or business within the United States. In addition, the tax consequences to a non-U.S. shareholder entitled to claim the benefits of a tax treaty may be different than those described above.

Under legislation generally known as the Foreign Account Tax Compliance Act (“FATCA”), the Fund is required to withhold 30% of certain ordinary dividends it pays to non-U.S. entities that fail to meet prescribed information reporting or certification requirements. In general, no such withholding will be required with respect to a U.S. person or non-U.S. person that timely provides the certifications required by the Fund or its agent on a valid IRS Form W-9 or applicable IRS Form W-8, respectively. Shareholders potentially subject to withholding include foreign financial institutions (“FFIs”), such as non-U.S. investment funds, and non-financial foreign entities (“NFFEs”). To avoid withholding under FATCA, an FFI generally must enter into an information sharing agreement with the IRS in which it agrees to report certain identifying information (including name, address, and taxpayer identification number) with respect to its U.S. account holders (which, in the case of an entity shareholder, may include its direct and indirect U.S. owners), and an NFFE generally must identify and provide other required information to the Fund or other withholding agent regarding its U.S. owners, if any. Such non-U.S. shareholders also may fall into certain exempt, excepted or deemed compliant categories as established by regulations and other guidance. A non-U.S. shareholder resident or doing business in a country that has entered into an intergovernmental agreement with the U.S. to implement FATCA will be exempt from FATCA withholding provided that the shareholder and the applicable foreign government comply with the terms of the agreement.

A non-U.S. entity that invests in the Fund will need to provide the Fund with documentation properly certifying the entity’s status under FATCA in order to avoid FATCA withholding. Non-U.S. investors in the Fund should consult their tax advisors in this regard.

Other Taxation. The foregoing represents a summary of the general tax rules and considerations affecting Shareholders as well as the Fund’s operations, and neither purports to be a complete analysis of all relevant tax rules and considerations, nor does it purport to be a complete listing of all potential tax risks inherent in making an investment in the Fund. A Shareholder may be subject to other taxes, including but not limited to, other state, local, and foreign income taxes, estate and inheritance taxes, or intangible property taxes, that may be imposed by various jurisdictions. The Fund also may be subject to additional state, local, or foreign income and other taxes that could reduce the amounts distributable to Shareholders. It is the responsibility of each Shareholder to file all appropriate tax returns that may be required. Fund Shareholders should consult their own tax advisors regarding the state, local and foreign tax consequences of an investment in Shares and the particular tax consequences to them of an investment in the Fund.

STATEMENT OF ADDITIONAL INFORMATION

August 25, 2023

AOG Institutional Fund

Shares of Beneficial Interest

Investment Adviser:

Alpha Omega Group, Inc. dba AOG Wealth Management

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI is intended to provide additional information regarding the activities and operations of AOG Institutional Fund (the “Fund”). This SAI is incorporated by reference and should be read in conjunction with the Fund’s prospectus dated August 25, 2023 (the “Prospectus”). You may obtain a copy of the Prospectus without charge by calling the Fund at 877-600-3573. Capitalized terms not defined herein are defined in the Prospectus.

TABLE OF CONTENTS

THE FUND	1
INVESTMENT POLICIES AND PRACTICES	1
INVESTMENT OBJECTIVES AND RESTRICTIONS	1
THE ADVISER	3
PORTFOLIO MANAGEMENT	4
ERISA AND CERTAIN OTHER CONSIDERATIONS	6
ADMINISTRATOR, ACCOUNTANT, AND TRANSFER AGENT	6
THE DISTRIBUTOR	7
THE CUSTODIAN	7
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	7
LEGAL COUNSEL	7
TRUSTEES AND OFFICERS OF THE FUND	7
LIMITATION OF TRUSTEES’ LIABILITY	12
PROXY VOTING	12
CODES OF ETHICS	12
PRINCIPAL SHAREHOLDERS AND CONTROL PERSONS	13
FINANCIAL STATEMENTS	13
APPENDIX A – PROXY VOTING POLICIES AND PROCEDURES	A-1

i

THE FUND

General. The Fund is a non-diversified, closed-end management investment company established under Delaware law as a Delaware statutory trust under an Agreement and Declaration of Trust dated December 13, 2021 as may be amended from time to time (the “Declaration of Trust”). Alpha Omega Group, Inc. dba AOG Wealth Management serves as the Fund’s investment adviser (the “Adviser”).

The Fund intends to operate as an interval fund, a type of fund that, in order to provide liquidity to Shareholders, has adopted a fundamental policy to make one repurchase offer of not less than 5% and no more than 25% of outstanding Shares at the net asset value (“NAV”) of Shares in the third calendar quarter of each year. In addition to this minimum repurchase offer, the Fund may, in the sole discretion of the Fund’s Board of Trustees (the “Board”), make additional written tender offers of its outstanding Shares pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) at such times and in such amounts as the Board may determine. See the “Repurchase Offers” section of the Prospectus. Shareholders may also be provided with liquidity through the Nasdaq Fund Secondaries Auction Process. The investment objective of the Fund is non-fundamental and, therefore, may be changed without the approval of the shareholders of the Fund.

This SAI is not an offer to sell, and no person is soliciting an offer to buy, any Shares issued by the Fund.

Description of Shares. The Fund is authorized to offer shares of beneficial interest. The Fund has applied to the U.S. Securities and Exchange Commission (the “SEC”) for exemptive relief from certain provisions of the 1940 Act and rules thereunder that would allow the Fund to offer additional classes of shares. The Fund may offer additional classes of shares in the future if such exemptive relief is granted.

Voting Rights. Each shareholder of record is entitled to one vote for each share held on the record date for the shareholder action or meeting. The Fund is not required, and does not intend, to hold annual meetings of shareholders. Approval of shareholders will be sought, however, for certain changes in the operation of the Fund and for the election of trustees of the Fund (each, a “Trustee” and collectively, the “Trustees”) under certain circumstances. Under the Declaration of Trust, the Trustees have the power to liquidate the Fund without shareholder approval. While the Trustees have no present intention of exercising this power, they may do so if the Fund fails to reach a viable size within a reasonable amount of time or for such other reasons as may be determined by the Board.

In addition, a Trustee may be removed by the remaining Trustees or by shareholders at a special meeting called upon written request of shareholders owning at least 10% of the outstanding shares of the Fund. In the event that such a meeting is requested, the Fund will provide appropriate assistance and information to the shareholders requesting the meeting.

Shares represent proportionate interests in the Fund’s assets.

INVESTMENT POLICIES AND PRACTICES

The Adviser intends to invest the Fund’s assets primarily in a diversified portfolio of investments, including a mix of liquid, traditional equity and fixed income investments as well as less liquid, alternative and non-traditional investments (collectively, “Portfolio Investments”). The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below.

INVESTMENT OBJECTIVES AND RESTRICTIONS

Investment Objectives. The Fund’s investment objective is described in the Prospectus. The Fund’s investment objective is non-fundamental, and may be changed without shareholder approval. However, the Board must approve any changes to non-fundamental investment objectives, and the Fund will notify shareholders at least 60 days prior to a material change in the Fund’s investment objective.

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Fundamental Investment Restrictions. The Fund has adopted the following restrictions that cannot be changed without approval by the holders of a “majority” of the Fund’s outstanding shares, which is a vote by the holders of the lesser of: (i) 67% or more of the voting securities present in person or by proxy at a meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy; or (ii) more than 50% of the outstanding voting securities. The percentage limitations contained in the restrictions and policies set forth herein apply at the time of purchase of securities.

1.	The Fund may not concentrate investments in a particular industry or group of industries, as concentration is defined under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

2.	The Fund may borrow money or issue senior securities (as defined under the 1940 Act), except as prohibited under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

3.	The Fund may make loans, except as prohibited under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

4.	The Fund may purchase or sell commodities or real estate, except as prohibited under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

5.	The Fund may underwrite securities issued by other persons, except as prohibited under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

6.	The Fund will conduct one repurchase offer in the third calendar quarter of each year at the NAV per Share, of not less than 5% and no more than 25% of the Fund’s outstanding Shares.

In applying the Fund’s policy on concentration (i.e., investing more than 25% of its net assets in the securities of issuers primarily engaged in the same industry) described above: (i) utility companies will be divided according to their services, for example, gas, gas transmission, electric, and telephone will each be considered a separate industry; (ii) financial service companies will be classified according to the end users of their services, for example, automobile finance, bank finance, and diversified finance will each be considered a separate industry; (iii) asset-backed securities will be classified according to the underlying assets securing such securities; (iv) the Fund may invest without limitation in securities issued or guaranteed by the U.S. government, its agencies or instrumentalities and repurchase agreements involving such securities or tax-exempt obligations of state or municipal governments and their political subdivisions; (v) the Fund does not consider privately offered pooled investment vehicles, including Hedge Funds, which are issued in private placements to investors that meet certain suitability standards (“Private Investment Funds”) to be investments in any single industry or group of industries; and (vi) the Fund will use its reasonable best efforts to take into account the Private Investment Funds’ focus on particular industries.

Except for the Fund’s policy with respect to borrowing, any investment restriction that involves a maximum percentage of securities or assets shall not be considered to be violated unless an excess over the percentage occurs immediately after an acquisition of securities or utilization of assets and such excess results therefrom.

The following descriptions of certain provisions of the 1940 Act may assist investors in understanding the above policies and restrictions:

Borrowing. The 1940 Act presently allows a fund to borrow (including pledging, mortgaging or hypothecating assets) in an amount up to 33⅓% of its total assets (including the amount borrowed) and to borrow for temporary purposes in an amount not exceeding 5% of the value of its total assets.

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Senior Securities. Senior securities may include any obligation or instrument issued by a fund evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends. The 1940 Act generally prohibits funds from issuing senior securities, although it does not treat certain transactions as senior securities, such as certain borrowings, short sales, reverse repurchase agreements, firm commitment agreements and standby commitments, with appropriate earmarking or segregation of assets to cover such obligation.

Under Section 18(a) of the 1940 Act, the Fund is not permitted to issue preferred shares unless immediately after such issuance the value of the Fund’s total assets, less all liabilities and indebtedness of the Fund other than senior securities, is at least 200% of the liquidation value of the outstanding preferred shares (i.e., the liquidation value may not exceed 50% of the Fund’s total assets less all liabilities and indebtedness of the Fund other than senior securities).

Lending. The 1940 Act does not prohibit a fund from making loans. The Fund may make loans to corporations or other business entities. The Fund also may acquire securities subject to repurchase agreements.

Underwriting. Under the 1940 Act, underwriting securities involves a fund purchasing securities directly from an issuer for the purpose of selling (distributing) them or participating in any such activity either directly or indirectly.

Real Estate. The Fund may purchase and sell instruments secured by real estate or interests in real estate and securities issued by companies which own or invest in real estate (including REITs). The Fund may acquire, hold and sell real estate acquired through default, liquidation, or other distributions of an interest in real estate as a result of the Fund’s ownership of such other assets.

Concentration. The SEC has defined concentration as investing 25% or more of an investment company’s net assets in an industry, with certain exceptions. Securities of the U.S. government, its agencies or instrumentalities and securities backed by the credit of a U.S. governmental entity are not considered to represent industries. In the case of loan participations, both the financial intermediary and the ultimate borrower are considered issuers where the loan participation does not shift to the Fund the direct debtor/creditor relationship with the borrower. For purposes of the Fund’s concentration policy, the Fund may classify and re-classify companies in a particular industry and define and re-define industries in any reasonable manner, consistent with SEC and SEC staff guidance.

THE ADVISER

General. The Adviser, located at 11911 Freedom Drive, Suite 730, Reston, VA 20190, furnishes investment management services to the Fund, subject to the supervision and direction of the Board. Affiliates of the Adviser also manage other investment accounts. In the course of discharging its non-portfolio management duties under the advisory contract, the Adviser may delegate to affiliates.

As of March 31, 2023, the Adviser managed approximately $330 million in assets for individuals (including high net worth individuals), pension and profit sharing plans, charitable organizations, and corporations and other businesses.

Advisory Agreement with the Fund. The Fund and the Adviser have entered into an investment advisory agreement (the “Advisory Agreement”). Under the Advisory Agreement, the Adviser serves as the investment adviser and makes investment decisions for the Fund.

After the initial two-year term, the continuance of the Advisory Agreement must be specifically approved at least annually, with respect to the Fund: (i) by the vote of the Trustees or by a vote of the majority of the outstanding voting securities of the Fund; and (ii) by the vote of a majority of the Trustees who are not parties to the Advisory Agreement or “interested persons” of any party thereto, cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement will terminate automatically in the event of its assignment, and with respect to the Fund is terminable at any time without penalty by the Trustees or by a majority of the outstanding voting securities of the Fund, or by the Adviser on not less than 30 days’ nor more than 60 days’ written notice to the Fund. As used in the Advisory Agreement, the terms “majority of the outstanding voting securities,” “interested persons” and “assignment” have the same meaning as such terms in the 1940 Act.

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Advisory Fees Paid to the Adviser.

Management Fee. In consideration of the services provided by the Adviser to the Fund, the Fund pays the Adviser a fee (the “Management Fee”), accrued daily and payable monthly, at the annual rate of 1.49% of the Fund’s average daily Managed Assets. “Managed Assets” means the total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes), and calculated before giving effect to any repurchase of shares on such date. The Management Fee is paid to the Adviser out of the Fund’s assets and, therefore, decreases the net profits or increases the net losses of the Fund. The Fund paid $330,372 in Management Fees to the Adviser for the fiscal year ended September 30, 2022.

The Adviser has contractually agreed to waive fees and/or to reimburse expenses to the extent necessary to keep Fund Operating Expenses (defined below) incurred by the Fund from exceeding 2.95% of the Fund’s average daily net assets until the date that is one-year from January 11, 2023 (the “Initial Term End Date”).

“Fund Operating Expenses” are defined to include all expenses incurred in the business of the Fund, provided that the following expenses (“excluded expenses”) are excluded from the definition of Fund Operating Expenses: (i) any class-specific expenses (including distribution and service (12b-1) fees and shareholder servicing fees), (ii) Nasdaq Fund Secondaries expenses, (iii) any acquired fund fees and expenses, (iv) short sale dividend and interest expenses, and any other interest expenses incurred by the Fund in connection with its investment activities, (v) fees and expenses incurred in connection with a credit facility, if any, obtained by the Fund, (vi) taxes, (vii) certain insurance costs, (viii) transactional costs, including legal costs and brokerage fees and commissions, associated with the acquisition and disposition of the Fund’s Portfolio Investments and other investments, (ix) nonroutine expenses or costs incurred by the Fund, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings and tender offers and liquidations and (x) other expenditures which are capitalized in accordance with generally accepted accounting principles.

In addition, the Adviser may receive from the Fund the difference between the Fund Operating Expenses (not including excluded expenses) and the contractual expense limit to recoup all or a portion of its prior fee waivers or expense reimbursements made during the rolling three-year period preceding the date of the recoupment if at any point Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit (a) at the time of the fee waiver and/or expense reimbursement and (b) at the time of the recoupment. This agreement will continue in effect from year to year for successive one-year terms after the Initial Term End Date unless terminated by the Board or the Adviser. The agreement may be terminated: (i) by the Board, for any reason at any time; or (ii) by the Adviser, upon ninety (90) days’ prior written notice to the Fund. If the agreement is terminated by the Adviser, the effective date of such termination will be the last day of the then current term.

PORTFOLIO MANAGEMENT

This section includes information about Frederick Baerenz, James Ortlip, and Aaron Rosen as the members of Adviser’s investment committee (the “Investment Committee”) who have ultimate responsibility for the Fund’s investment system and how it operates and who are, therefore, primarily responsible for the management of the Fund’s portfolio, including information about other accounts they manage, the dollar range of Fund shares they own and how they are compensated.

Compensation. Compensation for Messrs. Baerenz, Ortlip, and Rosen comprises a base salary with bonuses. The base salary is consistent with industry standards for each individual’s level and is adjusted based on merit. Base salary is reviewed annually during performance reviews. All bonuses are based upon individual performance and overall business profitability.

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Fund Shares Owned by the Portfolio Managers. The Fund is required to show the dollar amount range of each portfolio manager’s “beneficial ownership” of shares of the Fund as of the end of the most recently completed year. Dollar amount ranges disclosed are established by the SEC. “Beneficial ownership” is determined in accordance with Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended (the “1934 Act”). As of March 31, 2023, each portfolio manager owned shares of the Fund as summarized in the following table:

Portfolio Manager	Dollar Range of Beneficial Ownership in the Funds as of March 31, 2023
Frederick Baerenz	$500,001-$1,000,000
James Ortlip	$50,001-$100,000
Aaron Rosen*	None

*	Appointed as a portfolio manager of the Fund effective April 3, 2023.

Other Accounts. In addition to the Fund, Messrs. Baerenz, Ortlip, and Rosen may also be responsible for the day-to-day advisement of certain other accounts, as indicated by the following table (“Other Accounts”). None of the accounts listed below are subject to a performance-based advisory fee. The information below is provided as of March 31, 2023, and excludes accounts where they have advisory but not discretionary authority.

	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
Name	Number of Accounts	Total Assets (in millions)	Number of Accounts	Total Assets (in millions)	Number of Accounts	Total Assets (in millions)
Frederick Baerenz	0	$0	0	$0	488	$142
James Ortlip	0	$0	0	$0	354	$80
Aaron Rosen*	0	$0	0	$0	0	$0

*	Appointed as a portfolio manager of the Fund effective April 3, 2023.

Conflicts of Interests. Adviser-advised accounts may have overlapping investment objectives and strategies with the Fund and will invest in private markets investments similar to those targeted by the Fund. In addition, certain Adviser employees may face conflicts in their time management and commitments as well as in the allocation of investment opportunities to all clients, including the Fund. The Adviser uses reasonable efforts to ensure fairness and transparency in the allocation of limited capacity in primary partnership, secondary partnership and direct portfolio company private equity investments. We have designed the allocation process and policy to be clear and objective with the intent of limiting subjective judgment. Our policy focuses on eligibility, priority, materiality, and transparency.

Notwithstanding the generality of the foregoing, when allocating any particular investment opportunity among the Fund and other Adviser-advised accounts, the Adviser will take into account relevant factors, such as: (1) a client’s investment objectives and model portfolio guidelines and targets, including minimum and maximum investment size requirements, (2) the composition of a client’s portfolio, (3) the nature of any requirements or constraints placed on an investment opportunity (e.g., conditions imposed by a GP of an underlying fund), (4) transaction sourcing or an investor’s relationship with a GP, (5) the amount of capital available for investment by a client, (6) a clients’ liquidity, (7) tax implications and other relevant legal, contractual or regulatory considerations, (8) the availability of other suitable investments for a client, and (9) any other relevant limitations imposed by or set forth in the applicable offering and organizational documents of the client. There can be no assurance that the factors set forth above will result in a client, including the Fund, participating in all investment opportunities that fall within its investment objectives. In fact, until the Fund has obtained co-investment exemptive relief, only those investment opportunities that are not determined to be appropriate for other Adviser-advised accounts will be made available to the Fund.

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ERISA AND CERTAIN OTHER CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan, IRA, Keogh plan, or other arrangement subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or the Code (an “ERISA Plan”) should consider, among other things, the matters described below before determining whether to invest in the Fund. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in a prohibited transaction and other standards.

An ERISA Plan that proposes to invest in the Fund may be required to represent to the Board that it, and any fiduciaries responsible for such ERISA Plan’s investments, are aware of and understand the Fund’s investment objective; policies and strategies; that the decision to invest plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the ERISA Plan; and that the decision to invest plan assets in the Fund is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and the Code, as applicable.

Certain prospective Benefit Plan Shareholders may currently maintain relationships with the Adviser or its affiliates. Each of such persons may be deemed to be a fiduciary of or other party in interest or disqualified person of any Benefit Plan to which it provides investment management, investment advisory or other services. ERISA prohibits (and the Code penalizes) the use of ERISA Plan assets for the benefit of a party in interest, and also prohibits (or penalizes) an ERISA Plan fiduciary from using its position to cause such ERISA Plan to make an investment from which it or certain third-parties in which such fiduciary has an interest would receive a fee or other consideration. ERISA Plan Shareholders should consult with their own counsel and other advisors to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code or is otherwise inappropriate. Fiduciaries of ERISA Plan Shareholders may be required to represent that the decision to invest in the Fund was made by them as fiduciaries that are independent of such affiliated persons, that such fiduciaries are duly authorized to make such investment decision and that they have not relied on any individualized advice of such affiliated persons as a basis for the decision to invest in the Fund.

Employee benefit plans or similar arrangements which are not subject to either ERISA or the related provisions of the Code may be subject to other rules governing such plans, and such plans are not addressed above; fiduciaries of employee benefit plans or similar arrangements which are not subject to ERISA, whether or not subject to the Code, should consult with their own counsel and other advisors regarding such matters.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.

ADMINISTRATOR, ACCOUNTANT, AND TRANSFER AGENT

Ultimus Fund Solutions, LLC (the “Administrator”), located at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, serves as administrator, fund accountant, and transfer agent of the Fund. The Administrator maintains the records of each shareholder’s account, answers shareholders’ inquiries concerning their accounts, processes purchases and redemptions of the Shares, acts as dividend and distribution disbursing agent and performs other shareholder service functions. The Administrator also provides accounting and pricing services to the Fund and assists the Adviser in monitoring Fund holdings for compliance with prospectus investment restrictions and in the preparation of periodic compliance reports. The Administrator prepares and/or supervises the preparation of tax returns, reports to shareholders of the Fund, reports to and filings with the SEC and state securities commissions, and materials for meetings of the Board.

For the performance of these services the Administrator receives a monthly fee from the Fund based on its average net assets (subject to a minimum fee per month), plus out-of-pocket expenses.

From the Fund’s commencement of operations through September 30, 2022, the Fund paid Ultimus $85,668 for administration services, $10,468 for accounting services and $26,348 for transfer agency services.

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THE DISTRIBUTOR

UMB Distribution Services, LLC (the “Distributor”), whose principal business address is 235 West Galena Street, Milwaukee, WI 53122, acts as Distributor of the Fund on a best-efforts basis, pursuant to a distribution agreement (the “Distribution Agreement”) between the Fund and the Distributor.

The Distributor may enter into agreements with selected broker-dealers or other financial intermediaries for distribution of the Shares. The Distributor does not receive compensation from the Fund for its distribution services, but will receive compensation for its distribution services from the Adviser. Pursuant to the Distribution Agreement, the Distributor is solely responsible for the costs and expenses incurred in connection with its qualification as broker-dealer under state or federal laws. The Distribution Agreement also provides that the Fund will indemnify the Distributor and its affiliates and certain other person against certain liabilities. The indemnification will not apply to action of the Distributor, its officers, or employees in cases of their willful misconduct, bad faith, reckless disregard or gross negligence in the performance of their duties.

THE CUSTODIAN

Fifth Third Bank, National Association (the “Custodian”), 38 Fountain Square Plaza, Cincinnati, OH 45202, serves as the custodian of the Fund. The Custodian holds cash, securities and other assets of the Fund as required by the 1940 Act.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cohen & Company, Ltd., 1835 Market St., Suite 310, Philadelphia, PA 19103, serves as the independent registered public accounting firm for the Fund. BBD, LLP, 1835 Market St., Suite 300, Philadelphia, PA 19103, previously served as the independent registered public accounting firm for the Fund.

LEGAL COUNSEL

Alston & Bird LLP, 1201 W Peachtree St NE, Atlanta, GA 30309, serves as legal counsel to the Fund.

TRUSTEES AND OFFICERS OF THE FUND

Board Responsibilities. The management and affairs of the Fund are overseen by the Trustees. The Board has approved contracts, as described above, under which certain companies provide essential management services to the Fund.

The day-to-day business of the Fund, including the management of risk, is performed by third party service providers, such as the Adviser and the Administrator. The Trustees are responsible for overseeing the Fund’s service providers and, thus, have oversight responsibility with respect to risk management performed by those service providers. Risk management seeks to identify and address risks, i.e., events or circumstances that could have material adverse effects on the business, operations, shareholder services, investment performance or reputation of the Fund. The Fund and their service providers employ a variety of processes, procedures and controls to identify various possible events or circumstances, to lessen the probability of their occurrence and/or to mitigate the effects of such events or circumstances if they do occur. Each service provider is responsible for one or more discrete aspects of the Fund’s business (e.g., the Adviser is responsible for the day-to-day management of the Fund’s portfolio investments) and, consequently, for managing the risks associated with that business. The Board has emphasized to the Fund’s service providers the importance of maintaining vigorous risk management.

The Trustees’ role in risk oversight begins before the inception of the Fund, at which time certain of the Fund’s service providers present the Board with information concerning the investment objective, strategies and risks of the Fund as well as proposed investment limitations for the Fund. Additionally, the Adviser provides the Board with an overview of, among other things, their respective investment philosophies, brokerage practices and compliance infrastructures. Thereafter, the Board continues its oversight function as various personnel, including the Fund’s Chief Compliance Officer (the “Chief Compliance Officer”), as well as personnel of the Adviser and other service providers such as the Fund’s independent accountants, make periodic reports to the Audit Committee or to the Board with respect to various aspects of risk management. The Board and the Audit Committee oversee efforts by management and service providers to manage risks to which the Fund may be exposed.

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The Board is responsible for overseeing the services provided to the Fund by the Adviser and receives information about those services at its regular meetings. In addition, following an initial two-year term, on an annual basis, in connection with its consideration of whether to renew the Advisory Agreements, the Board meets with the Adviser to review such services. Among other things, the Board regularly considers the Adviser’s adherence to the Fund’s investment restrictions and compliance with various Fund policies and procedures and with applicable securities regulations. The Board also reviews information about the Fund’s investments, including, for example, reports on the Adviser’s use of derivatives in managing the Fund, if any, as well as reports on the Fund’s investments in other investment companies, if any.

The Chief Compliance Officer reports regularly to the Board to review and discuss compliance issues and Fund and Adviser risk assessments. At least annually, the Chief Compliance Officer provides the Board with a report reviewing the adequacy and effectiveness of the Fund’s policies and procedures and those of its service providers, including the Adviser. The report addresses the operation of the policies and procedures of the Fund and each service provider since the date of the last report; any material changes to the policies and procedures since the date of the last report; any recommendations for material changes to the policies and procedures; and any material compliance matters since the date of the last report.

The Board receives reports from the Fund’s service providers regarding operational risks and risks related to the valuation and liquidity of portfolio securities. The Fund’s Fair Valuation Committee makes regular reports to the Board concerning investments for which market quotations are not readily available. Annually, the Fund’s independent registered public accounting firm reviews with the Audit Committee its audit of the Fund’s financial statements, focusing on major areas of risk encountered by the Fund and noting any significant deficiencies or material weaknesses in the Fund’s internal controls. Additionally, in connection with its oversight function, the Board oversees Fund management’s implementation of disclosure controls and procedures, which are designed to ensure that information required to be disclosed by the Fund in its periodic reports with the SEC are recorded, processed, summarized, and reported within the required time periods. The Board also oversees the Fund’s internal controls over financial reporting, which comprise policies and procedures designed to provide reasonable assurance regarding the reliability of the Fund’s financial reporting and the preparation of the Fund’s financial statements.

From their review of these reports and discussions with the Adviser, the Chief Compliance Officer, the independent registered public accounting firm and other service providers, the Board and the Audit Committee learn in detail about the material risks of the Fund, thereby facilitating a dialogue about how management and service providers identify and mitigate those risks.

The Board recognizes that not all risks that may affect the Fund can be identified and/or quantified, that it may not be practical or cost-effective to eliminate or mitigate certain risks, that it may be necessary to bear certain risks (such as investment-related risks) to achieve the Fund’s goals, and that the processes, procedures and controls employed to address certain risks may be limited in their effectiveness. Moreover, reports received by the Trustees as to risk management matters are typically summaries of the relevant information. Most of the Fund’s investment management and business affairs are carried out by or through the Adviser and other service providers each of which has an independent interest in risk management but whose policies and the methods by which one or more risk management functions are carried out may differ from the Fund and each other’s in the setting of priorities, the resources available or the effectiveness of relevant controls. As a result of the foregoing and other factors, the Board’s ability to monitor and manage risk, as a practical matter, is subject to limitations.

Members of the Board. There are five members of the Board, three of whom are not “interested persons” of the Fund, as that term is defined in the 1940 Act (“Independent Trustees”). Mr. Baerenz, an interested person of the Fund, serves as Chairman of the Board. Mr. Grady, an Independent Trustee, serves as the lead Independent Trustee. The Fund has determined its leadership structure is appropriate given the specific characteristics and circumstances of the Fund. The Fund made this determination in consideration of, among other things, the fact that the chairperson of each Committee of the Board is an Independent Trustee and the amount of assets under management in the Fund. The Board also believes that its leadership structure facilitates the orderly and efficient flow of information to the Independent Trustees from Fund management.

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The Board has two standing committees: the Audit Committee and the Nominating Committee. The Audit Committee and Nominating Committee are each chaired by an Independent Trustee and composed of all of the Independent Trustees.

In his role as Chairman, Mr. Baerenz, among other things: (i) presides over board meetings; (ii) oversees the development of agendas for Board meetings; (iii) facilitates communication between the Trustees and management; and (iv) has such other responsibilities as the Board determines from time to time.

In his role as lead Independent Trustee, Mr. Grady, among other things: (i) presides over Board meetings in the absence of the Chairman of the Board; (ii) presides over executive sessions of the Independent Trustees; (iii) along with the Chairman of the Board, oversees the development of agendas for Board meetings; (iv) facilitates communication between the Independent Trustees and management, and among the Independent Trustees; (v) serves as a key point person for dealings between the Independent Trustees and management; and (vi) has such other responsibilities as the Board or Independent Trustees determine from time to time.

Trustees and Officers of the Fund. Set forth below are the names, years of birth, position with the Fund and length of time served, and the principal occupations and other directorships held during at least the last five years of each of the persons currently serving as a Trustee or officer of the Fund. There is no stated term of office for the Trustees and officers of the Fund. Nevertheless, an independent Trustee must retire from the Board as of the end of the calendar year in which such independent Trustee first attains the age of seventy-five years; provided, however, that, an independent Trustee may continue to serve for one or more additional one calendar year terms after attaining the age of seventy-five years (each calendar year a “Waiver Term”) if, and only if, prior to the beginning of such Waiver Term: (1) the Nominating Committee (a) meets to review the performance of the independent Trustee; (b) finds that the continued service of such independent Trustee is in the best interests of the Fund; and (c) unanimously approves excepting the independent Trustee from the general retirement policy set out above; and (2) a majority of the Trustees approves excepting the independent Trustee from the general retirement policy set forth above. Unless otherwise noted, the business address of each Trustee or officer is, as applicable, AOG Institutional Fund, 11911 Freedom Drive, Suite 730, Reston, VA 20190.

Trustees

Name and Year of Birth	Position with Fund and Length of Time Served	Principal Occupations in the Past 5 Years	Other Directorships Held in the Past 5 Years
Interested Trustees
Frederick Baerenz (1961)	President and Chief Executive Officer; Indefinite; Since Inception	President and Chief Executive Officer of AOG Wealth Management since 2000.	None
Michelle Whitlock (1990)	Indefinite; Since Inception	Chief Financial Officer of AOG Wealth Management since 2019; Director of Client Services, 2014 – 2019	None

Name and Year of Birth	Position with Fund and Length of Time Served	Principal Occupations in the Past 5 Years	Other Directorships Held in the Past 5 Years
Independent Trustees
John Grady (1961)	Trustee; Indefinite; Since Inception	Attorney/Partner at DLA Piper LLP, 2016 – 2019; Practus LLP, 2019 – January 2021. Chief Compliance Officer of ABR Dynamic Funds, January 2021 – Present.	None
Maureen E. O’Toole (1957)	Trustee; Indefinite; Since June 2023	Managing Director at Actis since 2019 and Morgan Stanley Investment Management since 2016.	None
Betsy Cochrane (1978)	Trustee; Indefinite; Since June 2023	Executive Vice President, Senior Counsel at Greenbacker Capital Management, LLC, 2021-2023; Member, US Commodity Futures Trading Commission Global Markets Advisory Committee’s Sub-Committee on Margin Requirements for Uncleared Swaps, 2020-2022; Assistant General Counsel, Director, Barings LLC, 2012-2020.	None

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Officers

Name and Year of Birth	Position with Fund and Length of Time Served	Principal Occupations in Past 5 Years
Frederick Baerenz (1961)	President and Chief Executive Officer; Indefinite; Since Inception	President and Chief Executive Officer of AOG Wealth Management since 2000.
Peter Sattelmair (1977)	Chief Financial Officer and Treasurer; Indefinite; Since May 2023	Director, PINE Advisor Solutions (2021 – present); Director of Fund Operations and Assistant Treasurer, Transamerica Asset Management (2014 – 2021).
Jesse Hallee (1976)	Secretary; Indefinite; Since Inception	Senior Vice President and Associate General Counsel; Ultimus Fund Solutions, LLC, 2022-Present; Vice President and Senior Managing Counsel, Ultimus Fund Solutions, LLC, 2019 – 2022; Vice President and Managing Counsel, State Street Bank and Trust Company, 2013 – 2019.
Alexander Woodcock (1989)	Chief Compliance Officer; Indefinite; Since 2022	Director of PINE Advisor Solutions since 2022; CEO and CCO of PINE Distributors LLC since 2022; Adviser Chief Compliance Officer of Destiny Advisors LLC since 2022; Fund Chief Compliance Officer of THOR Financial Technologies Trust since 2022; Vice President of Compliance Services, SS&C ALPS from 2019 to 2022; Manager of Global Operations Oversight, Oppenheimer Funds from 2014 to 2019.

Individual Trustee Qualifications. The Fund has concluded that each of the Trustees should serve on the Board because of their ability to review and understand information about the Fund provided to them by management, to identify and request other information they may deem relevant to the performance of their duties, to question management and other service providers regarding material factors bearing on the management and administration of the Fund, and to exercise their business judgment in a manner that serves the best interests of the Fund’s shareholders. The Fund has concluded that each of the Trustees should serve as a Trustee based on their own experience, qualifications, attributes and skills as described below.

The Fund has concluded that Mr. Baerenz should serve as Trustee because of the extensive experience he gained in the financial services industry, including experience in various senior management positions with financial services firms.

The Fund has concluded that Ms. O’Toole should serve as Trustee because of the extensive experience she gained in the financial services industry, including experience in various senior management positions.

The Fund has concluded that Ms. Whitlock should serve as Trustee because of the extensive experience she gained in the financial services industry, including experience in various senior management positions.

The Fund has concluded that Mr. Grady should serve as Trustee because of the experience he gained in a variety of leadership roles with different investment management institutions and his experience in and knowledge of the financial services industry.

The Fund has concluded that Ms. Cochrane should serve as Trustee because of the experience she gained in a variety of leadership roles with different investment management institutions and her experience in and knowledge of the financial services industry.

In its periodic assessment of the effectiveness of the Board, the Board considers the complementary individual skills and experience of the individual Trustees primarily in the broader context of the Board’s overall composition so that the Board, as a body, possesses the appropriate (and appropriately diverse) skills and experience to oversee the business of the Fund.

10

Board Committees. The Board has established the following standing committees:

●	Audit Committee. The Board has a standing Audit Committee that is composed of each of the Independent Trustees. The Audit Committee operates under a written charter approved by the Board. The principal responsibilities of the Audit Committee include: (i) recommending which firm to engage as the Fund’s independent registered public accounting firm and whether to terminate this relationship; (ii) reviewing the independent registered public accounting firm’s compensation, the proposed scope and terms of its engagement, and the firm’s independence; (iii) pre-approving audit and non-audit services provided by the Fund’s independent registered public accounting firm to the Fund and certain other affiliated entities; (iv) serving as a channel of communication between the independent registered public accounting firm and the Trustees; (v) reviewing the results of each external audit, including any qualifications in the independent registered public accounting firm’s opinion, any related management letter, management’s responses to recommendations made by the independent registered public accounting firm in connection with the audit, reports submitted to the Committee by the internal auditing department of the Administrator that are material to the Fund as a whole, if any, and management’s responses to any such reports; (vi) reviewing the Fund’s audited financial statements and considering any significant disputes between the Fund’s management and the independent registered public accounting firm that arose in connection with the preparation of those financial statements; (vii) considering, in consultation with the independent registered public accounting firm and the Fund’s senior internal accounting executive, if any, the independent registered public accounting firms’ reports on the adequacy of the Fund’s internal financial controls; (viii) reviewing, in consultation with the Fund’s independent registered public accounting firm, major changes regarding auditing and accounting principles and practices to be followed when preparing the Fund’s financial statements; and (ix) other audit related matters. Ms. O’Toole, Ms. Cochrane and Mr. Grady currently serve as members of the Audit Committee. Mr. Grady serves as the Chair of the Audit Committee. The Audit Committee meets periodically, as necessary.

●	Nominating Committee. The Board has a standing Nominating Committee that is composed of each of the Independent Trustees. The Nominating Committee operates under a written charter approved by the Board. The principal responsibilities of the Nominating Committee include: (i) considering and reviewing Board governance and compensation issues; (ii) conducting a self-assessment of the Board’s operations; (iii) selecting and nominating all persons to serve as Independent Trustees and considering proposals of and making recommendations for “interested” Trustee candidates to the Board; and (iv) reviewing shareholder recommendations for nominations to fill vacancies on the Board if such recommendations are submitted in writing and addressed to the Committee at a Fund’s office. Ms. O’Toole, Ms. Cochrane and Mr. Grady currently serve as members of the Nominating Committee. Ms. O’Toole serves as the Chair of the Nominating Committee. The Nominating Committee meets periodically, as necessary.

Fair Valuation Committee. The Board has also established a standing Fair Valuation Committee that is composed of various representatives of the Funds’ service providers, as appointed by the Board. The Fair Valuation Committee operates under procedures approved by the Board. The principal responsibility of the Fair Valuation Committee is to determine the fair value of securities for which current market quotations are not readily available. The Fair Valuation Committee’s determinations are reviewed by the Board.

Fund Shares Owned by Board Members. As of the date of this SAI, the Trustees and the officers of the Fund directly and indirectly owned 1.58% of the outstanding shares of the Fund.

Board Compensation. The Fund paid the following compensation to the Trustees during the Fund’s fiscal period ending September 30, 2022:

Name	Aggregate Compensation from the Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from the Fund
Interested Trustees
Frederick Baerenz	$0	N/A	N/A	$0
Michelle Whitlock	$0	N/A	N/A	$0
Independent Trustees
Kate DiGeronimo*	$12,000	N/A	N/A	$12,000 for service on three (3) boards and two (2) committees
John Grady	$12,000	N/A	N/A	$12,000 for service on three (3) boards and two (2) committees

*	Resigned as of June 2, 2023.

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LIMITATION OF TRUSTEES’ LIABILITY

The Declaration of Trust provides that a Trustee shall be liable only for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee, and shall not be liable for errors of judgment or mistakes of fact or law. The Trustees shall not be responsible or liable in any event for any neglect or wrongdoing of any officer, agent, employee, investment adviser or principal underwriter of the Fund, nor shall any Trustee be responsible for the act or omission of any other Trustee. The Declaration of Trust also provides that the Fund will indemnify and hold harmless its Trustees against liabilities and expenses arising out of or related to their performance of their duties as a Trustee. However, nothing in the Declaration of Trust shall protect or indemnify a Trustee against any liability for his or her willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties. Nothing contained in this section attempts to disclaim a Trustee’s individual liability in any manner inconsistent with the federal securities laws.

PROXY VOTING

Investments in the Portfolio Investments do not typically convey traditional voting rights, and the occurrence of corporate governance or other consent or voting matters for this type of investment is substantially less than that encountered in connection with registered equity securities. On occasion, however, the Fund may receive notices or proposals from the Portfolio Investments seeking the consent of or voting by holders (“proxies”). The Fund has delegated any voting of proxies in respect of portfolio holdings to the Adviser to vote the proxies in accordance with the Adviser’s proxy voting guidelines and procedures. In general, the Adviser believes that voting proxies in accordance with the policies described below will be in the best interests of the Fund.

The Adviser will generally vote to support management recommendations relating to routine matters, such as the election of board members (where no corporate governance issues are implicated) or the selection of independent auditors. The Adviser will generally vote in favor of management or investor proposals that the Adviser believes will maintain or strengthen the shared interests of investors and management, increase value for investors and maintain or increase the rights of investors. On non-routine matters, the Adviser will generally vote in favor of management proposals for mergers or reorganizations and investor rights plans, so long as it believes such proposals are in the best economic interests of the Fund. In exercising its voting discretion, the Adviser will seek to avoid any direct or indirect conflict of interest presented by the voting decision. If any substantive aspect or foreseeable result of the matter to be voted on presents an actual or potential conflict of interest involving the Adviser, the Adviser will make written disclosure of the conflict to the Independent Trustees indicating how the Adviser proposes to vote on the matter and its reasons for doing so.

The Fund intends to hold its interests in the Portfolio Investments in non-voting form. Where only voting securities are available for purchase by the Fund, in all, or substantially all, instances, the Fund will seek to create by contract the same result as owning a non-voting security by entering into a contract, typically before the initial purchase, to relinquish the right to vote in respect of its investment.

Information regarding how the Adviser voted proxies related to the Fund’s portfolio holdings during the 12-month period ending June 30, 2023, will be available, without charge, upon request by calling collect (855) 520-7711, and on the SEC’s website at www.sec.gov. The Adviser’s proxy voting policies and procedures are attached hereto as Appendix B.

CODES OF ETHICS

The Board, on behalf of the Fund, has adopted a Code of Ethics pursuant to Rule 17j-1 under the 1940 Act. In addition, the Adviser has adopted Codes of Ethics pursuant to Rule 17j-1. These Codes of Ethics apply to the personal investing activities of trustees, directors, officers, and certain employees (“Access Persons”). Rule 17j-1 and the Codes of Ethics are designed to prevent unlawful practices in connection with the purchase or sale of securities by Access Persons. Under each Code of Ethics, Access Persons are permitted to engage in personal securities transactions, but are generally required to pre-clear their personal securities transactions, including private investments and IPOs and must report their holdings for monitoring purposes. Access Persons may engage in personal securities transactions in securities that are held by the Fund, subject to the limitations of the Codes of Ethics. Copies of these Codes of Ethics are on file with the SEC, and are available to the public.

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PRINCIPAL SHAREHOLDERS AND CONTROL PERSONS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of the Fund. A control person is a shareholder who owns, either directly or indirectly, more than 25% of the voting securities of the Fund or acknowledges the existence of control. A control person may be able to determine the outcome of any matter affecting and voted on by shareholders of the Fund.

As of July 31, 2023, the Claybrook Family owned 5.32% of the outstanding Shares of the Fund. No other entity or person owned of record or beneficially 5% or more of the outstanding Shares of the Fund as of July 31, 2023.

FINANCIAL STATEMENTS

The financial statements and the report of the independent registered public accounting firm thereon, appearing in the Fund’s Annual Report for the fiscal year ended September 30, 2022 are incorporated by reference in this SAI. In addition, the financial statements appearing in the Fund’s Semi-Annual Report for the fiscal period ended March 31, 2023 are incorporated by reference in this SAI. Such reports are available upon request and free of charge by contacting the Fund at 877-600-3573.

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APPENDIX A - PROXY VOTING POLICIES AND PROCEDURES

Proxy Voting Policy

The Adviser may have responsibility for voting proxies for certain clients. This policy is intended to fulfill applicable requirements imposed on the Adviser under Rule 206(4)-6 of the Investment Advisers Act of 1940, as amended (“Act”), where it has been delegated to do so.

I.	POLICY

Adviser owes each client duties of care and loyalty with respect to the services undertaken for them, including the voting of proxies. In those circumstances where Adviser will be voting proxies of portfolio securities held directly by a client, Adviser, guided by general fiduciary principles, will act prudently and solely in the best interest of its clients. Adviser will attempt to consider relevant factors of its vote that could affect the value of its investments and will vote proxies in the manner that it believes will be consistent with efforts to maximize shareholder value.

Attached to this policy as Appendix B are Proxy Voting Guidelines (“Guidelines”) that Adviser will use when voting proxies. The Guidelines help to ensure Adviser’s duty of care and loyalty to clients when voting proxies.

1.	Duty of Care

Adviser’s proxy policy mandates the monitoring of corporate events and the voting of client proxies. However, there may be occasions when Adviser determines that not voting a proxy may be in the best interests of its clients; for example, when the cost of voting the proxy exceeds the expected benefit to the client. There may also be times when clients have instructed Adviser not to vote proxies or direct Adviser to vote proxies in a certain manner. Adviser will maintain written instructions from clients with respect to directing proxy votes.

2.	Duty of Loyalty

Adviser will ensure proxy votes are cast in a manner consistent with the best interests of the client. Adviser will use the following process to address conflicts of interest: a) identify potential conflicts of interest; b) determine which conflicts, if any, are material; and c) establish procedures to ensure that Adviser’s voting decisions are based on the best interests of clients and are not a product of the conflict.

a.	Identify Potential Conflicts of Interest

Conflicts of interest may occur due to business, personal or family relationships.

Potential conflicts may include votes affecting the Adviser.

b.	Determine which Conflicts are Material

A “material” conflict should generally be viewed as one that is reasonably likely to be viewed as important by the average shareholder. For example, an issue may not be viewed as material unless it has the potential to affect at least 1% of an adviser’s annual revenue.

c.	Establish Procedures to Address Material Conflicts.

Adviser has established multiple methods to address voting items it has identified as those in which it has a material conflict of interest.

i.	Use an independent third party to recommend how a proxy presenting a conflict should be voted or authorize the third party to vote the proxy.

ii.	Refer the proposal to the client and obtain the client’s instruction on how to vote.

iii.	Disclose the conflict to the client and obtain the client’s consent to Adviser’s vote.

3.	Proxy Referrals.

For securities held within an account whose strategy either involves passive management or whose stock selection is based solely upon quantitative analysis and/or does not involve fundamental analysis of the issuer, proxies will be referred to a third party proxy service for voting in accordance with their policies and guidelines.

4.	Adviser may have different voting policies and procedures for different clients and may vote proxies of different clients differently, if appropriate in the fulfillment of its duties.

II.	DOCUMENTATION

Adviser shall maintain the following types of records relating to proxy voting:

1.	Proxy Voting Policy and all amendments thereto

2.	Proxy statements received for client securities. Adviser may rely on proxy statements filed on EDGAR instead of keeping copies or, if applicable, rely on statements maintained by a proxy voting service provided that Adviser has obtained an undertaking from the service that it will provide a copy of the statements promptly upon request.

3.	Records of votes cast on behalf of clients.

4.	Any document prepared by Adviser that is material to making a proxy voting decision or that memorialized the basis for that decision.

Such records shall be maintained for the period of time specified in Rule 204-2(c)(2) of the Act. To the extent that Adviser is authorized to vote proxies for a United States Registered Investment Company, Adviser shall maintain such records as are necessary to allow such fund to comply with its recordkeeping, reporting and disclosure obligations under applicable laws, rules and regulations. Adopted by the Adviser as of December 13, 2021.

Proxy Voting Guidelines

The following guidelines will be used when deciding how to vote proxies on behalf of clients. These are policy guidelines that can always be superseded, subject to the duty to act in the best interest of the beneficial owners of accounts, by the investment management professionals responsible for the account holding the shares being voted.

A.	Election of Directors

a.	We generally vote for all director nominees, except in situations where there is a potential conflict of interest, including but not limited to the nomination of a director who also serves on a compensation committee of a company’s board and/or audit committee.

B.	Auditors

a.	Ratifying Auditors – we generally vote in favor of such proposals, unless the auditor is affiliated or has a financial interest in the company.

b.	Financial Statements and Auditors Reports – we generally vote in favor of approving financial and auditor reports.

c.	Compensation – we generally vote in favor of such proposals.

d.	– we vote against indemnification of auditors.

C.	Executive & Director Compensation

a.	We generally vote in favor of such proposals.

D.	Miscellaneous and Non-Routine matters

a.	We vote miscellaneous proposals on a case-by-case basis, in the best interest of shareholders.

PART C: OTHER INFORMATION

Item 25. Financial Statements and Exhibits.

(1)	Financial Statements –
Included in Part A:
Financial Highlights for the fiscal year ended September 30, 2022. Financial Highlights for the six months ended March 31, 2023.

Included in Part B:

Financial statements appearing in the Registrant’s Annual Report for the year ended September 30, 2022 are incorporated into Part B by reference to the Registrant’s Annual Report dated September 30, 2022.

Financial statements appearing in the Registrant’s Semi-Annual Report for the six months ended March 31, 2023 are incorporated by reference into Part B by reference to the Registrant’s Semi-Annual Report dated March 31, 2023.

(2)	Exhibits

(a)(i)	Certificate of Trust (Incorporated by reference to Exhibit (a)(i) to the Registration Statement of the Registrant filed on June 23, 2022 (File Nos. 811-23764 and 333-265783).

(a)(ii)	Agreement and Declaration of Trust (Incorporated by reference to Exhibit (a)(ii) to the Registration Statement of the Registrant filed on June 23, 2022 (File Nos. 811-23764 and 333-265783).

(a)(iii)	Form of Amended and Restated Agreement and Declaration of Trust (Incorporated by reference to Exhibit (a)(iii) to the Registration Statement of the Registrant filed on December 6, 2022) (File Nos. 811-23764 and 333-265783).

(b)	By-Laws (Incorporated by reference to Exhibit (b) to the Registration Statement of the Registrant filed on June 23, 2022 (File Nos. 811-23764 and 333-265783).

(c)	Voting Trust Agreement – not applicable.

(d)	Instruments Defining Rights of Shareholders – none other than the Declaration of Trust and By-laws.

(e)	Not applicable.

(f)	Not applicable.

(g)(i)	Investment Advisory Agreement between Registrant and Alpha Omega Group, Inc. dba AOG Wealth Management (the “Adviser”) (Incorporated by reference to Exhibit (g)(1) to the Registration Statement of the Registrant filed on June 23, 2022 (File Nos. 811-23764 and 333-265783).

(g)(ii)	Form of Investment Advisory Agreement between Registrant and the Adviser (Incorporated by reference to Exhibit (g)(ii) to the Registration Statement of the Registrant filed on December 6, 2022) (File Nos. 811-23764 and 333-265783).

(g)(iii)	Form of Investment Advisory Agreement.

(h)	Form of Distribution Agreement among the Registrant, the Adviser and UMB Distribution Services, LLC (Incorporated by reference to Exhibit (h) to the Registration Statement of the Registrant filed on October 19, 2022 (File Nos. 811-23764 and 333-265783).

(i)	Bonus or Profit Sharing – not applicable.

(j)	Form of Custody Agreement between Registrant and Fifth Third Bank, National Association (Incorporated by reference to Exhibit (j) to the Registration Statement of the Registrant filed on June 23, 2022 (File Nos. 811-23764 and 333-265783).

(k)	Other Material Contracts:

(i)	Form of Administration, Transfer Agency, and Fund Accounting Agreement between Registrant and Ultimus Fund Solutions, LLC (the “Administrator”) (Incorporated by reference to Exhibit (k)(i) to the Registration Statement of the Registrant filed on June 23, 2022 (File Nos. 811-23764 and 333-265783).

(ii)	Form of Compliance and CCO Services Agreement between the Registrant and PINE Advisors LLC (“PINE”) (Incorporated by reference to Exhibit (k)(ii) to the Registration Statement of the Registrant filed on December 15, 2021 (File No. 811-23764).

(iii)	Form of Expense Limitation Agreement between Registrant and the Adviser (Incorporated by reference to Exhibit (k)(iii) to the Registration Statement of the Registrant filed on December 6, 2022) (File Nos. 811-23764 and 333-265783).

(l)	Opinion and consent of counsel for Registrant (Incorporated by reference to Exhibit (l) to the Registration Statement of the Registrant filed on December 6, 2022) (File Nos. 811-23764 and 333-265783).

(m)	Not applicable.

(n)(i)	Consent of Independent Registered Public Accounting Firm (BBD, LLP).

(n)(ii)	Consent of Independent Registered Public Accounting Firm (Cohen & Company, Ltd.).

(o)	Omitted Financial Statements – not applicable.

(p)(i)	Initial Capital Agreement (Incorporated by reference to Exhibit (p) to the Registration Statement of the Registrant filed on June 23, 2022 (File Nos. 811-23764 and 333-265783).

(p)(ii)	Form of Subscription Agreement

(q)	Not applicable.

(r)	Code of Ethics:

(i)	The Code of Ethics for the Registrant (Incorporated by reference to Exhibit (r)(i) to the Registration Statement of the Registrant filed on June 23, 2022 (File Nos. 811-23764 and 333-265783).

(ii)	The Code of Ethics for the Adviser (Incorporated by reference to Exhibit (r)(ii) to the Registration Statement of the Registrant filed on June 23, 2022 (File Nos. 811-23764 and 333-265783).

(iii)	The Code of Ethics for the Administrator (Incorporated by reference to Exhibit (r)(iii) to the Registration Statement of the Registrant filed on June 23, 2022 (File Nos. 811-23764 and 333-265783).

(s)(i)	Powers of Attorney (Incorporated by reference to Exhibit (s)(i) to the Registration Statement of the Registrant filed on June 23, 2022 (File Nos. 811-23764 and 333-265783).

(s)(ii)	Resolution adopted by the Board of Trustees of the Registrant (Incorporated by reference to Exhibit (s)(ii) to the Registration Statement of the Registrant filed on June 23, 2022 (File Nos. 811-23764 and 333-265783).

Item 26. Marketing Arrangements.

Not applicable.

Item 27. Other Expenses of Issuance and Distribution.

Not applicable.

Item 28. Persons Controlled by or Under Common Control.

None.

Item 29. Number of Holders of Securities.

As of March 31, 2023

Title of Class	Number of Record Holders
Common Shares	190

Item 30. Indemnification.

Section 2 of Article VII of the Registrant’s Declaration of Trust states that the Fund shall indemnify and advance expenses to its currently acting and former Trustees to the fullest extent that indemnification of Trustees is permitted by the Delaware Statutory Trust Act (the “Delaware Act”). The Fund shall indemnify and advance expenses to its currently acting and former officers to the same extent as its Trustees and to such further extent as is consistent with law. The Board of Trustees may by By-law, resolution or agreement make further provision for indemnification of Trustees, officers, employees and agents to the fullest extent permitted by the Delaware Act. No provision of this Article VII, Section 2 shall be effective to protect or purport to protect any Trustee or officer of the Fund against any liability to the Fund or its Shareholders to which he would otherwise be subject by reason of bad faith, willful misfeasance, gross negligence or reckless disregard of the duties expressly set forth herein. No amendment to the Declaration of Trust shall affect the right of any person under this Section 2 based on any event, omission or proceeding prior to such amendment.

The Registrant hereby undertakes that it will apply the indemnification provisions of the Agreement and Declaration of Trust in a manner consistent with Investment Company Act Release No. 11330 (Sept. 4, 1980) issued by the Securities and Exchange Commission, so long as the interpretation of Sections 17(h) and 17(i) of the 1940 Act contained in that release remains in effect.

The Registrant obtains and maintains liability insurance for the benefit of its Trustees and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Adviser.

Information as to the managers and officers of Alpha Omega Group, Inc. dba AOG Wealth Management, the Registrant’s investment adviser (“Advisor”), together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of the Advisor in the last two years, is included in its registration as an investment adviser on Form ADV (File No. 801-77736) filed under the Investment Advisers Act of 1940 and is incorporated herein by reference thereto.

Item 32. Location of Accounts and Records.

Certain required books and records are maintained by the Registrant and the Advisor at 11911 Freedom Drive, Suite 730, Reston, VA 20190. The other accounts, books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules promulgated thereunder, are kept by the Fund’s administrator, fund accountant, and transfer agent, Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, or its custodian Fifth Third Bank, National Association, 38 Fountain Square Plaza, Cincinnati, OH 45202.

Item 33. Management Services.

Not Applicable.

Item 34. Undertakings

(1)	The Registrant hereby undertakes to suspend the offering of its shares until it amends its prospectus if (a) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2)	Not applicable.

(3)	The Registrant hereby undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)	that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	if the Registrant is relying on Rule 430B:

(A)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e)	that, for the purpose of determining liability under the Securities Act to any purchaser:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(ii)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4)	Not applicable.

(5)	Not applicable.

(6)	Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(7)	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all the requirements for effectiveness pursuant to Rule 486(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reston in the State of Virginia on the 25th day of August, 2023.

AOG INSTITUTIONAL FUND

By:	/s/ Frederick Baerenz
Name:	Frederick Baerenz
Title:	Trustee, President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Frederick Baerenz	Trustee, President and Principal Executive Officer	August 25, 2023
Frederick Baerenz

/s/ Peter Sattelmair	Treasurer and Principal Financial Officer	August 25, 2023
Peter Sattelmair

/s/ Michelle Whitlock*	Trustee	August 25, 2023
Michelle Whitlock

/s/ Maureen S. O’Toole*	Trustee	August 25, 2023
Maureen S. O’Toole

/s/ John Grady*	Trustee	August 25, 2023
John Grady

/s/ Betsy Cochrane*	Trustee	August 25, 2023
Betsy Cochrane

* Power of Attorney

*By:	/s/ Frederick Baerenz
Frederick Baerenz
Attorney-in-Fact

Index of Exhibits

Exhibits

(g)(iii)	Form of Investment Advisory Agreement

(n)(i)	Consent of Independent Registered Public Accounting Firm (BBD, LLP)

(n)(ii)	Consent of Independent Registered Public Accounting Firm (Cohen & Company, Ltd.)

(p)(ii)	Form of Subscription Agreement